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DAT : 4/14/06



GKN plc Annual Report 2005

EXPECT > MORE

1 Our company
2 Financial performance and highlights
4 Automotive
6 OffHighway
8 Aerospace
11 Chairman's statement
12 Chief Executive's statement
14 GKN people and their achievements
20 Board of Directors
22 Business review
31 Corporate social responsibility review
37 Auditors' report (Group)
38 Financial statements
83 Auditors' report (Company)
88 Directors' report
90 Corporate governance
95 Report on Directors' remuneration
104 Principal subsidiaries and joint ventures
106 Shareholder information
108 Subject index

Our company

Our technology and engineering are at the heart of vehicles and aircraft from the world's leading automotive, offhighway and aerospace manufacturers.

There are almost 40,000 GKN people in more than 30 countries and every day we harness our global technology and manufacturing resources to supply the highest quality components, systems, structures and services.

When we fulfil the trust our customers place in us we can enrich our shareholders and support the communities of which we are a part. And because we care for the environment and the dignity and human rights of others we are all building a business which can be sustained by future generations.

Every stakeholder in a great company should expect nothing less. But those with a stake in GKN should expect more.

Expect more from the people of GKN.

2005 financial performance and highlights

- A solid financial performance with sales of continuing businesses up 5% and trading profit up 7%
- Aerospace delivers 10% increase in sales and 42% increase in trading profit
- Automotive slightly down as cost pressures offset the benefits of acquisitions
  - Robust performance from Driveline
  - Progress by Powder Metallurgy
- OffHighway increases sales by 8% and trading profit by 11% and makes further market share gains
- Driveline achieves first major breakthrough in constant velocity joint technology for 70 years
- Aerospace strengthens its position on major new aircraft and engine programmes
- Strong balance sheet, strong order book and benefits of restructuring provide a platform for growth

	As reported under IFRS			As reported excluding items in note 1 below		
	2005 £m	2004 £m	Change £m	2005 £m	2004 £m	Change %
Continuing operations						
Sales	**3,648**	3,481	167	**3,648**	3,481	5
Trading profit[1]	**228**	214	14	**228**	214	7
Operating profit/(loss)	**98**	(24)	122	**228**	214	7
Share of joint ventures (post-tax)	**10**	16	(6)	**10**	16	(38)
Net financing costs[2]	**(35)**	(75)	40	**(35)**	(75)	n/a
Profit/(loss) before tax[2]	**73**	(83)	156	**203**	155	31
Profit/(loss) after tax[2]	**59**	(115)	174	**163**	110	48
Earnings per share – p	**7.7**	(16.1)	23.8	**22.1**	14.6	51
Total Group						
Profit after tax	**59**	772	(713)	**163**	172	(5)
Earnings per share – p	**7.7**	105.0	(97.3)	**22.1**	23.1	(4)
Proposed full year dividend per share – p	**12.2**	11.9	2.5%			

Notes:

1 Figures exclude the impact of restructuring and impairment charges, profits on the sale of businesses and changes in the fair value of derivative financial instruments.

2 Comparison with 2004 is made difficult because of the treatment of AgustaWestland as a discontinued activity following its disposal at the end of November 2004, with a consequent benefit to the net financing costs of continuing operations in 2005.

Sales by business

2005 Total £3,678m | 2004 Total £3,481m



16%
8%
4%
55%
17%
55%

Driveline | Powder Metallurgy | Other Automotive | OffHighway | Aerospace

Trading profit/(loss)* by division 2004-2005 £m



5
12
8
(2)
18
20
38
54

2004 | 2005

Operating profit/(loss) by division 2004-2005 £m



50
0
100
150
75
35
17
28
44
8

2004 | 2005

*Trading profit/(loss) is defined as operating profit before restructuring and … profit on sale of businesses and changes in the fair value … financial instruments.

Automotive

GKN is a leading supplier to the global automotive industry operating from engineering and manufacturing facilities in more than 30 countries. It can count all major manufacturers of cars and light vehicles among its customers.

Its largest business is the supply of the constant velocity jointed sideshaft which is fitted to 85% of all cars and light vehicles. GKN is global market leader in these components which transmit rotational power to a vehicle's wheels. GKN has extended its expertise into products which improve vehicle traction and stability. Today it produces a wide range of active and passive and mechanically and electronically controlled torque management devices.

GKN can also claim world leadership in powder metallurgy, a technology which can produce vehicle parts more quickly and at less cost than conventional processes such as casting or forging. The Group sees solid, long-term growth in this sector.



› The Lexus RX300 from Toyota is one of hundreds of models from the world's leading vehicle manufacturers which call on GKN technology and engineering.

OffHighway

GKN is one of the world's leading suppliers to the agricultural and construction equipment industries. Its customers include many of the world's major manufacturers such as AGCO, Case New Holland, Caterpillar, Claas and John Deere.

The Group's OffHighway division offers its customers a unique portfolio of products from wheels to continuously variable transmissions. Its GKN Wheels and Walterscheid brands are world renowned and occupy leading positions in the global market.

GKN OffHighway has a long-established engineering and manufacturing presence in Europe and North America and is currently investing in new production facilities in Brazil and China to expand its global presence.



Cultivating and shaping the Earth's surface is what the agricultural and construction industries are about. GKN is moving forward as a leading supplier of products and systems in vehicles such as this combine harvester.

Aerospace

GKN Aerospace operates from technology, engineering and production facilities in the Americas, Europe and Asia Pacific.

Its mission is to supply engineering design services, high performance composite and metallic airframe and engine structures as well as specialist products such as engine nacelles, de-icing systems and canopies.

Its customers include civil and military aircraft prime contractors such as Airbus, AgustaWestland, Boeing, Lockheed Martin, Northrop Grumman and Sikorsky and jet engine manufacturers such as General Electric, Honeywell, Rolls-Royce and Pratt & Whitney.

On many of the important new US and European civil and military aircraft currently under development such as the Boeing 787, Airbus A400M and the F-35 Joint Strike Fighter, GKN technology is making an important contribution to the achievement of their ultimate performance goals.



› The F/A-22 Raptor, entering service with the US Air Force, is one of the latest generation aircraft which utilise composite and metallic airframe structures from GKN.



Roy Brown Chairman (right) with
Kevin Smith Chief Executive

Chairman's statement

› Performance

During the past four years we have systematically evolved GKN into a highly focused and technology led engineering group with strong leadership positions in Automotive, OffHighway and Aerospace.

In 2005, through restructuring and investment, we accelerated our strategy to build a GKN which, while maintaining its focus, will be even more global than before. Today our production capacity is increasing in Mexico, Brazil, Poland, Slovenia, India and China where we are building on a strong presence established over a number of years.

Our businesses overall have made progress in both sales and trading profit. Despite flat production of light vehicles in North America and a slight decline in Western Europe – our two largest automotive markets – global light vehicle production increased by 3% as a result of growth in Brazil, India and China. However, we still had to deal with continued high input costs.

Whilst Automotive profits were down, the transformation of our Aerospace business allowed us to take advantage of both continuing strong defence expenditure and an upturn in the civil market which led to substantially higher Aerospace profits. OffHighway also showed continuing improvement.

Following receipt, some 15 months ago, of the proceeds of the sale of our 50% shareholding in AgustaWestland we have been examining acquisition opportunities rigorously. We have not set ourselves any arbitrary deadlines but will use our balance sheet strength when we find opportunities which we believe can deliver real, long-term shareholder value.

In common with other UK pension funds, GKN's UK scheme has been adversely impacted by declining real interest rates and increased longevity. While recognising the long-term nature of pension liabilities, we believe this deficit must be addressed and therefore are making an immediate contribution of £200 million into the scheme.

› Results

Post-tax earnings for the year before restructuring charges, profits on sale of businesses and changes in the fair value of derivative financial instruments were £163 million compared with £172 million in 2004 and earnings per share on the same basis were 22.1p compared with 23.1p in 2004. For continuing operations trading profit rose to £228 million from £214 million in 2004. Net debt at the end of the year was £65 million compared with net funds of £65 million at the end of 2004.

› Dividend

Subject to prevailing economic conditions the Board is committed to a progressive dividend policy and recommends that a final dividend of 8.2p be paid on 17 May 2006 bringing the total dividend for the year to 12.2p (2004 – 11.9p). The dividend is covered 1.8 times (2004 – 1.9 times) by earnings before the impact of restructuring and impairment charges, profits on the sale of businesses and changes in the fair value of derivative financial instruments.

› The Board

There were a number of changes in the composition of the Board. Following completion of nine years' service as a non-executive Director, Baroness Hogg ceased to be the Senior Independent Director with effect from 31 December 2005 and has been succeeded in that role by Sir Ian Gibson. Sarah continues as Deputy Chairman until her retirement from the Board at the AGM on 12 May 2006. Sir Peter Williams has taken over from Sarah as Chairman of the Remuneration Committee and John Sheldrick has succeeded Sir Peter as Chairman of the Audit Committee, both with effect from 1 January 2006.

Richard Clowes, Group Managing Director Corporate Development, left the Group on 31 December 2005 and Ian Griffiths, Group Managing Director Automotive, resigned from the Group on 3 February 2006 to take up a senior external position. Both Richard and Ian served GKN over a considerable number of years and we thank each of them for their very valuable contribution.

Corporate social responsibility

Last year I reported that we had carried out a global survey of our social responsibility behaviour and practice which would enable us to refine and improve the way we interact with employees, customers, suppliers and communities. As a result we are introducing The GKN Code which is supported by a number of policies, some of which are new and some of which are updates of existing policies. The Code is common to all parts of the Group and sets out a clear and unambiguous framework of conduct and behaviour.

The future

GKN made good progress in 2005 in building a strong platform for the future. Our balance sheet remains strong and well able to support our growth ambitions.

Roy Brown
27 February 2006

Chief Executive's statement

A year of progress

2005 has been an exciting year in the development of GKN and we made excellent progress across all of our major businesses. We achieved a solid financial performance and continued to deliver on the strategic actions which will re-establish the Group on a long-term growth path.

In a year of mixed automotive markets and escalating raw material and energy costs our Automotive businesses in total increased sales and produced a very respectable level of profits. Programme wins and successful new product launches confirmed Driveline's market and technology leadership and a soundly based improvement in Sinter Metals' performance underpinned our continued confidence in this sector. OffHighway increased both sales and market share and the proportion of its revenues derived from the global construction equipment market. The successful transformation of Aerospace is confirmed by our results and we further strengthened our position on the world's latest aircraft and engine programmes.

As a result of our new technologies, new programme wins and new investments, our progress in 2005 will make a major contribution to the future success of GKN.

Changing our global footprint

In 2004 we informed shareholders of our plans to build on our long-established presence in high-growth, low-cost economies. By rebalancing our global manufacturing assets we will better exploit opportunities offered by the emerging, growth economies of Asia, Latin America and Eastern Europe. By 2008 our Driveline business plans to have approximately 50% of its constant velocity joint production capacity in these regions compared with 30% in 2003.

During 2005 we made rapid advances towards this goal. Taking full ownership of our joint venture in Mexico was an important step and we are investing to double our capacity there. Driveline is also increasing capacity in Brazil, Poland and Slovenia. Powder Metallurgy, Other Automotive and OffHighway have moved to establish new capacity in markets such as Brazil, India and China, all of which will be in place during 2006. Meanwhile we are implementing the closure of a number of Driveline and Powder Metallurgy plants in North America and Western Europe.

The contribution of technology

Three years ago we stated that GKN was determined to become a technology led company. Our progress in achieving this ambition has been rapid.

In Driveline our engineers launched two new constant velocity joint technologies which are exciting the interest of vehicle manufacturers. These new technologies represent the first breakthrough in constant velocity joint design since the product was invented 70 years ago.

In 2005 we commissioned our Advanced Composite Facility on the Isle of Wight in the UK to accelerate the development of new material and process technologies for aerospace. We are grateful for funding support from the UK Department of Trade & Industry and the South East Development Agency. The Facility was opened by Alun Michael MP, Minister of State for Industry.

GKN's technology status in aerospace was confirmed by our selection by Northrop Grumman to join the team responsible for development and production of the X-47B unmanned combat aircraft. Prototype production work on this programme began in 2005. We also embarked on a major extension of our facility in Alabama, USA, to produce the world's first all-composite fan case for the new General Electric GEnx jet engine for airliners such as the Boeing 787 and 747-8 and the Airbus A350.

> Managing GKN

As a result of the Board changes described by the Chairman we have enlarged the Executive Committee of the Board which now also includes the chief executives of our operating divisions – Driveline Driveshafts, Sinter Metals, Diversified Businesses Group, OffHighway and Aerospace. These changes to the Executive Committee were with effect from 1 January 2006. I am confident that through this team of experienced and talented executives we will be able to continue to drive forward our strategic development with maximum vigour.

Credit for our successes in 2005 is spread widely throughout the global GKN organisation. People at all levels have been challenged by the execution of our strategic plan and have shown exceptional skill and dedication. I thank them all for their contribution to what has been a memorable year of progress in the development of GKN.

> Outlook

There is a broadly stable outlook for major automotive markets whilst aerospace markets look set to remain strong.

In Automotive, industry forecasts for North American and Western European markets are for little change in production volumes, although there remains some risk of disruption to the former following recent supplier insolvencies. However, developing markets, especially in Asia Pacific, are expected to show continuing strong growth. Prices for steel and other automotive raw materials appear to have stabilised although energy costs are still showing some increase.

With its presence in emerging markets and strategic restructuring programme nearing completion, Driveline should have another solid year. Powder Metallurgy expects to show further recovery and growth. Results for our other smaller Automotive businesses will be impacted by redundancy costs.

OffHighway's agricultural markets softened slightly during 2005 but are expected to remain around current levels throughout 2006, with continuing strong demand in construction markets. We expect our business to continue to make good progress.

Aerospace markets will remain strong and we expect to continue to improve performance albeit at a lower rate of growth than the exceptional rate seen in 2005.

Interest costs on borrowings will rise in 2006 as increases in US interest rates will impact foreign currency borrowings by around £9 million.

Overall we expect to continue the progress seen last year into 2006, with the further benefits of restructuring together with the strength of our order book accelerating growth from 2007 onwards.

Kevin Smith
27 February 2006

GKN people and their achievements in 2005



Encouraging achievement by individuals and teams is at the heart of GKN's global drive for excellence.

GKN looks for excellence in how we perform as a business, excellence in how we serve customers and shareholders and excellence in how we manage our impact on the environment and how we interact with the wider community of which we are a part.

On the next four pages we highlight a small selection of GKN people and their success in striving for excellence.



GKN people and their achievements in 2005



Karen Whitbread, Technical Manager and Mike McKee, Technical Lead, work for GKN Aerospace in Alabama, USA. During 2005 they were deeply involved in a breakthrough in the use of composites in aircraft structures. General Electric has awarded GKN a contract to produce the world's first composite fan containment case for a large turbofan. The new engine, the GEnx, will power the Boeing 787 and 747-8 as well as the Airbus A350. Production of the GEnx containment case is now underway at GKN's plant in Tallassee, Alabama. A major expansion of the plant was initiated in 2005 to handle this addition to GKN's output. GKN Aerospace's engineering team won the GKN Group Technology Innovation Award in 2005 for their work on this project. Mike is holding an aluminium bond tool used on the first full-scale case to be produced.



[illegible]oy Parton, Materials Manager, Ken Lane, Operator [illegible] Lynne Woodcock, Customer Liaison, are members [illegible] GKN Wheels team at Telford in the UK. In 2005 [illegible] team received an Excellence Award for [illegible]stomer Focus from the Institute of Mechanical [illegible]gineers. GKN Wheels has become known for its [illegible] response to customer emergencies. Roy, Ken [illegible] were involved in a typical emergency [illegible] when a major customer had been let down [illegible] supplier. An urgent request for a batch of [illegible] was received on a Friday and delivered to a [illegible] Germany on the Monday morning. All in a [illegible]kend's work!



[illegible] technologies are at the heart of GKN's ambition [illegible] the global market [illegible] powder metallurgy [illegible] products. Peter Moelgg, GKN Sinter [illegible] Senior Vice President Engineering [illegible] Bernhard Jerfloth, Development [illegible] Hydraulics, discuss their new [illegible] hydraulic pump. The unique [illegible] of the new pump – for [illegible] very high pressure, dual flow [illegible] – are [illegible] customers to either [illegible] or downsize [illegible] to improve vehicle packaging [illegible] such as transmission and [illegible] systems.



[illegible] a small fishing village on the West Coast [illegible] whose livelihood was devastated by the Asian Tsunami. Boonnarong Petchsongkram, SCL and EMS Manager at GKN Driveline's plant in Rayong in Thailand, decided to bring hope back into the lives of the villagers. He mobilised a GKN team who drove 1,000 kilometres with more than a ton of food as well as cash. Three months later the GKN volunteers returned to build new houses and help the villagers acquire new boats. Thanks to Boonnarong and his colleagues the villagers of Kampoun have returned to the life they knew before the Tsunami. In 2005 Boonnarong received a special GKN Award for Outstanding Contribution to the Community.



[illegible] safety is of paramount concern for [illegible] people and we are proud of our record of [illegible] In [illegible] our accident frequency [illegible] employees was 24.8. In 2005 [illegible] David Craig, Vice President and his [illegible] GKN Aerospace in St Louis, Missouri, [illegible] developed a [illegible] behaviour-based [illegible] and [illegible] Their achievements won them [illegible] Safety award for 2005.

GKN people and their achievements in 2005



GKN's new crosstrack™ and countertrack™ technologies are the first major breakthroughs in CVJ technology for 70 years. Thomas Weckerling, Design Engineer CV Joints and Wolfgang Hildebrandt, Advanced Sideshaft Development Manager, GKN Driveline, demonstrate GKN's new countertrack sideshaft. Countertrack technology reduces weight through its smaller package size, improving fuel economy and performance. The new technology also improves a vehicle's driveability and can improve overall levels of refinement. These new joints were introduced to customers in 2005. The first pilot applications are now underway.



Managing our impact on the environment is a long-established tradition at GKN. Our environmental team at GKN Driveline in Porto Alegre, Brazil, led by Environmental Co-ordinator Andrea Campanelli developed a composting process which, in a year, was able to convert 600 tonnes of organic waste and sludge from the facility's treatment plants into a saleable compost. This process not only reduces the cost of waste disposal but also benefits the environment. The team was honoured with the Chief Executive's Award last year for their outstanding environmental contribution.



The F-35 Joint Strike Fighter is an important programme for GKN Aerospace. In addition to our work on the aircraft's engine and on the airframe, GKN has been contracted by Lockheed Martin to design and produce the aircraft canopies. These canopies represent technical progress as they embody a continuous outer skin incorporating an external coating system with a thick wind shield laminated to the inside. The advantages of this design are a combination of high speed bird strike resistance, canopy ejection capability and low signature. JSF Canopy team members [illegible] Rodriguez and Ray Rodriguez prepare one of the first canopies to be shipped from GKN's plant in Garden Grove, California.



...Enterprise is a global initiative launched by GKN ... significant improvements in its performance. ... Nash is plant director of GKN Driveline's ... owned Unidrive plant in Clayton, Victoria ... In 2003 the plant created a programme ... The New Way of Working – the Unidrive ... which set out to align their practices with the ... Enterprise initiative. Between 2003 and 2005 ... plant, which produces automotive sideshafts and ... has been transformed. There has been a ... improvement in productivity, the number of parts ... classified as rejects has dropped into single ... return on sales has doubled and the accident ... rate has been halved. All of this has happened ... result of a concerted effort by all members of the ... strong Unidrive team.

...Watkins, Global Best Practice Director with Bob Poole, Site Continuous ... Leader (SCIL) at GKN Driveline's plant in Arnage, near Le Mans ... A major element in GKN's global drive for a Lean Enterprise culture ... development of a cadre of specialists who can coach and advise plant ... and employee teams on how to engage employees and how best ... tools and techniques. Bob Poole became one of the Group's ... of SCILs during 2005. SCILs are ... on the shop floor by their ... white polo shirts with GKN's ... symbol.





In addition to Kevin Smith, Nigel Stein and Grey Denham, the other members of the Executive Committee are as follows:

Marcus Bryson (Age 51), Chief Executive GKN Aerospace
Arthur Connelly (Age 48), Chief Executive GKN Driveline Driveshafts
Maureen Constantine (Age 56), Group Human Resources Director
Simon Pryce (Age 44), Chief Executive GKN Diversified Businesses Group
Andrew Reynolds Smith (Age 39), Chief Executive GKN Sinter Metals
Martyn Vaughan (Age 50), Chief Executive GKN OffHighway

With the exception of Maureen Constantine, who was appointed to the Executive Committee on 1 July 2004, all other members listed above were appointed to the Executive Committee on 1 January 2006.

Board of Directors

› 01 Roy Brown (Age 59) ● ★
Chairman
Appointed a non-executive Director in 1996 and became Chairman in May 2004. Non-executive Deputy Chairman of HMV Group plc and non-executive Director of Brambles Industries plc, Brambles Industries Limited (Australia), British United Provident Association Ltd (BUPA) and the Franchise Board of Lloyd's of London. Former executive Director of Unilever plc and Unilever NV. Member of the CBI International Advisory Board. Chartered Engineer, Fellow of the Institution of Mechanical Engineers and Fellow of the Institution of Electrical Engineers. Degree (BSc) in Mechanical Engineering from University College London and MBA from Harvard Business School.

› 02 Baroness Hogg (Age 59) ● ★
Deputy Chairman
Joined the Board as a non-executive Director in 1996 and appointed Deputy Chairman on 1 December 2003 (also Senior Independent Director from 1 December 2003 to 31 December 2005). Chairman of 3i Group plc and Frontier Economics Ltd. Non-executive Director of BG Group plc, Carnival plc and Carnival Corporation (Panama). Member of the Financial Reporting Council and former Head of the Prime Minister's Policy Unit. Degree (MA) in Politics, Philosophy and Economics from Oxford University.

› 03 Kevin Smith, CBE (Age 51) ■ ● ★
Chief Executive
Joined GKN in 1999 as Managing Director Aerospace and appointed Chief Executive in January 2003. Prior to GKN, held various positions in BAE Systems over a 20 year period, latterly as Group Managing Director – New Business. Deputy President of The Society of British Aerospace Companies Ltd, Vice President of The Society of Motor Manufacturers and Traders Ltd and Co-Chairman of the Government's Manufacturing Forum. Fellow of the Royal Aeronautical Society and Companion of the Chartered Management Institute. Non-executive Director of Scottish and Southern Energy plc. Degree (BA) in Business Studies from the University of Central Lancashire.

› 04 Richard Clowes (Age 55)
Former Group Managing Director Corporate Development
Ceased to be a Director on leaving the service of the Group on 31 December 2005.

› 05 Sir Ian Gibson, CBE (Age 59) ● ▲ ◆ ★
Senior Independent Director
Joined the Board as a non-executive Director in 2002 and appointed Senior Independent Director on 1 January 2006. Non-executive Director of Northern Rock plc. Former Chairman of BPB plc, former President of Nissan Europe and corporate officer of Nissan Motor Co Ltd (Japan), former Deputy Chairman of ASDA Group plc and former Director of Chelys Ltd. Fellow of the Institute of Physics. Degree (BSc) in Applied Physics from Manchester University.

› 06 Ian Griffiths (Age 55)
Former Group Managing Director GKN Automotive
Ceased to be a Director on leaving the service of the Group on 3 February 2006.

› 07 Helmut Mamsch (Age 61) ● ▲ ◆ ★
Non-executive Director
Appointed in 2003. Non-executive Deputy Chairman of LogicaCMG plc and non-executive Director of Sappi Ltd (South Africa). Member of Supervisory Board of K+S Aktiengesellschaft and Cemex Deutschland AG. Formerly Management Board member of VEBA AG (now E.ON AG). Degree in Economics.

› 08 Sir Christopher Meyer (Age 62) ● ▲ ◆ ★
Non-executive Director
Appointed in 2003. Chairman of the Press Complaints Commission and Chairman of GlobeTel Communications Corporation. Former British Ambassador to the United States and Germany, and also served in the British Diplomatic Service in Russia, Spain and the UK Representative's office to the European Community, Brussels. Former Prime Minister's Chief Press Secretary. Degree (MA) in History from Cambridge University.

› 09 John Sheldrick (Age 56) ● ▲ ◆ ★
Non-executive Director
Appointed in 2004. Group Finance Director of Johnson Matthey plc since 1990 prior to which was Group Treasurer of The BOC Group plc. Former non-executive Director of API Group plc. Fellow of the Association of Corporate Treasurers and Fellow of the Chartered Institute of Management Accountants. Degrees in Natural Sciences (MA) from Cambridge University and Management Sciences (MSc) from the University of Manchester Institute of Science and Technology.

› 10 Nigel Stein (Age 50) ■
Finance Director
Joined GKN in 1994 and appointed to the Board as Finance Director in 2001. From 1 January 2006 also assumed responsibility for Corporate Development. Has held a range of commercial, general management and finance roles within the Group, most recently Senior Vice President, Finance and Chief Financial Officer of GKN Sinter Metals. Prior to GKN, had extensive experience in the commercial vehicle and manufacturing sector. Non-executive Director of Wolseley plc. Member of the Institute of Chartered Accountants of Scotland. Degree (BSc) in Engineering Science from Edinburgh University.

› 11 Sir Peter Williams (Age 60) ● ▲ ◆ ★
Non-executive Director
Appointed in 2001. Chancellor of the University of Leicester and Chairman of the Engineering and Technology Board. Former Master of St Catherine's College Oxford, prior to which Chairman and previously Chief Executive of Oxford Instruments plc. Non-executive Chairman of NPL Management Ltd and non-executive Director of W S Atkins plc. Fellow of the Royal Society and of the Royal Academy of Engineering, and Past President of the British Association for the Advancement of Science. Degree (MA) in Natural Sciences and PhD from Cambridge University.

› 12 Grey Denham (Age 57) ■
Company Secretary
Joined GKN in 1980 and was head of the Group Legal function for nine years before being appointed Company Secretary in 1996. Became a member of the GKN Executive Committee on 1 January 2006. Non-executive Director of Charter plc. Holds various positions on Industry bodies and currently Chairman of the CBI in the West Midlands. Member of the Business Leadership Council of Young Enterprise. Former Chairman of the Primary Markets Group of the London Stock Exchange. Law Degree (LLB) from London University and a barrister.

- ■ Member of Executive Committee
- ● Member of Chairman's Committee
- ▲ Member of Audit Committee
- ◆ Member of Remuneration Committee
- ★ Member of Nominations Committee

The Company Secretary is secretary to the non-executive Board Committees. The responsibilities of all Board Committees are described on pages 91 to 93.

› Group activities

GKN is a global engineering business serving the automotive, off-highway and aerospace markets.

Automotive activities comprise GKN Driveline, Powder Metallurgy and Other Automotive companies which supply a variety of components, largely to the global car and light vehicle markets.

OffHighway designs and manufactures steel wheels and driveline systems for the global agricultural, construction and industrial machinery markets.

Aerospace activities are concentrated on structural components, propulsion systems and special components for both military and civil aerospace markets.

There are operations in over 30 countries with 36,500 employees in subsidiary companies and a further 3,400 in joint ventures.

A detailed review of these activities is set out on pages 25 to 29.

› Strategy and business objectives

GKN is committed to providing long-term shareholder value by supplying outstanding products and services to produce growth in sales and sustained profitability. We aim to achieve this from:

› market leadership in our business segments through:
  - advanced technology, first class engineering capability and cost leadership
  - exceptional customer service
  - global presence and
  - world class manufacturing

› focused acquisitions which meet strict rate of return criteria and add to our technology, global presence or customer base.

Information relating to employees and the Group's health, safety and environmental performance in 2005 is given in the corporate social responsibility review on pages 31 to 36.

› International Financial Reporting Standards

Results for the year have been reported for the first time under International Financial Reporting Standards (IFRS) as endorsed by the European Union. Comparative figures for 2004 have been restated accordingly but have not been audited. Reconciliations of key figures for 2004 between UK GAAP (the previous basis of reporting) and IFRS are shown at note 37 to the financial statements.

In this transitional year it is worth noting that one of the key features of IFRS is the requirement for certain, previously unrecognised, financial assets and liabilities to be recognised in the balance sheet at their fair value at the balance sheet date. The change in value from one balance sheet date to the next is reflected in the income statement unless hedge accounting is applied. Such movements (which have no effect on cash flow), together with significant items such as major restructuring costs, asset impairments and profits on sale of businesses, have been separately disclosed in the income statement as components of operating profit.

Other features of IFRS which affect the interpretation of performance include the reporting of the post-tax results of joint ventures as part of the Group's pre-tax profit, the exclusion of sales of joint ventures and discontinued businesses from Group sales and the analysis of post-employment costs between operating and finance costs. Post-employment obligations and related deferred tax assets are also fully recognised on the balance sheet.

› Review of operations

In this review, and elsewhere in the annual report, sales are those of continuing operations and, in addition to statutory measures of profit, we have made reference to trading profit, profit before tax and earnings excluding the impact of restructuring and impairment charges, profits on sale of businesses and changes in the fair value of derivative financial instruments noted above, since we believe they show more clearly the underlying trend in performance.

Where appropriate, reference is also made to results excluding the impact of both 2004 and 2005 acquisitions and divestments as well as the impact of currency translation on the results of overseas operations.

› Group performance

Sales of subsidiaries £3,648 million (2004 – £3,481 million)

Sales of continuing subsidiaries were £3,648 million compared with £3,481 million in 2004. Excluding the impact of currency translation, acquisitions and divestments the increase was £67 million (2%).

In Automotive businesses, sales of £2,711 million compared with £2,625 million a year earlier, largely reflecting the relatively stable market conditions in Europe and North America together with some benefit from currency translation and changes in status from joint venture to subsidiary.

OffHighway sales improved to £310 million from £287 million in 2004. Excluding divestments made in 2004, the improvement was £38 million (14%) as a result of market share gains in agricultural and construction machinery markets and price changes arising from raw material cost increases.

Aerospace sales showed solid growth as a result of sustained military demand, an improvement in civil aircraft production and the start of some new programmes and were £627 million compared with £569 million in 2004.

Trading profit (operating profit of subsidiaries before changes in the fair value of derivative financial instruments, restructuring and impairment charges and profits on sale of businesses) £228 million (2004 – £214 million)

Group trading profit was £228 million compared with £214 million in 2004, an increase of £14 million (6.5%). The currency impact on the translation of overseas profits was small at £5 million positive. Raw material costs were significantly higher than in 2004 with a gross increase of approximately £54 million and a net impact of some £28 million after some recovery from customers. There was a net benefit of £6 million from 2004 and 2005 acquisitions and divestments. The charge to trading profit for depreciation, amortisation and fixed asset impairments fell by £19 million.

Automotive companies' trading profit totalled £164 million compared with £169 million in 2004 with the impact of raw material and energy cost increases being somewhat offset by productivity improvements and lower overheads, together with the favourable impact of currency (£4 million) and changes in status of companies (£9 million). Costs of customer defaults in the year of £6 million were compensated by various one-off credits including the settlement of legal and other claims. The margin of trading profit to sales was 6.0% (2004 – 6.4%) as a consequence of only partial recovery of cost increases in Driveline and Powder Metallurgy and the move from profit to loss in our Other Automotive businesses.

Some benefit was seen from the previously announced strategic restructuring actions and asset write-downs both through lower fixed costs and reduced depreciation.

OffHighway profit reflected the strong level of sales and rose by £2 million (11%) to £20 million. Excluding the impact of 2004 divestments and currency translation the increase was £5 million (33%). Margin rose to 6.5% from 6.3% in 2004.

Aerospace profit rose to £54 million from £38 million in 2004, largely as a consequence of higher sales. Margin improved from 6.7% to 8.6% for the year as a whole, reaching 9.1% in the second half.

Corporate and unallocated costs of £10 million (2004 – £11 million) represent stewardship, governance and compliance costs relating to the overall Group rather than individual businesses.

The overall Group margin was 6.3% compared with 6.1% in 2004, slightly below the Group's long-term target range.

Restructuring and impairment costs £98 million (2004 – £262 million)
During the year the Group continued the restructuring announced in the first quarter of 2004. This involves moving some 20% of Driveline production capacity from high-cost, low-growth economies to the low-cost, high-growth emerging markets of Eastern Europe, South America and Asia Pacific, together with further cost reductions in Powder Metallurgy in support of the recovery of that business and overhead cost reductions elsewhere in the Group. Costs charged in the year totalled £77 million (2004 – £100 million) with £46 million (2004 – £36 million) in Driveline, £28 million (2004 – £44 million) in Powder Metallurgy and £3 million (2004 – £20 million) elsewhere.

In addition, in Automotive businesses, other impairments of £21 million arose in respect of a move of production to low-cost regions and related profitability issues.

Profits on sale of businesses £1 million (2004 – £24 million)
There were no business disposals during the year. The 2005 profit of £1 million relates to 'earn-out' profits of a prior year divestment. The profit of £24 million in 2004 arose on the disposal of the Group's tube connecting business in Germany.

Changes in the fair value of derivative financial instruments £(33) million (2004 – £nil)
The Group enters into foreign exchange contracts to hedge much of its transactional exposure, including that between Group companies. These have been accounted for under IAS 39 from 1 January 2005. As permitted by the standard, prior year figures have not been restated. At 1 January 2005 the net fair value of such instruments was an asset of £29 million and at the end of 2005 the figure was a liability of £13 million. Transactional hedge accounting has not been applied in 2005 and the difference of £43 million is charged separately as a component of operating profit. This has been partially offset by the change in value (£9 million) in embedded derivatives in Aerospace supply contracts and £1 million in commodity hedges in Powder Metallurgy leaving a net charge of £33 million.

Operating profit
Operating profit of £98 million compared with a loss of £24 million in 2004, reflecting the movements discussed above.

Post-tax earnings of continuing joint ventures and associated company £10 million (2004 – £16 million)
The reduction of £6 million in the Group's share of post-tax earnings of joint ventures arose largely at the pre-tax level as a consequence of the change in status of Velcon SA de CV as a subsidiary following the increase in shareholding which occurred on 1 February 2005, together with lower profits at Emitec (where sales were down by 8%) and Shanghai GKN Drive Shaft Company Ltd (as margins reduced slightly). These were partially offset by first time profits from Chassis Systems Ltd, the joint venture with Dana, as the start-up phase ended.

Financing costs £35 million (2004 – £75 million)
Interest payable totalled £61 million (2004 – £69 million) which arose mainly on the £675 million bonds and £30 million debenture in issue. Offsetting this to some extent was £48 million (2004 – £23 million) interest receivable on short-term deposits and the benefits of lower borrowing costs on foreign currency debt used to hedge the Group's overseas investments. The year-on-year movement mainly reflected a full year's interest on the £1 billion received on the divestment of the Group's shareholding in AgustaWestland at the end of November 2004.

Other net financing charges of £22 million (2004 – £29 million) relate to the Group's funded post-employment benefit schemes and consist of interest on the schemes' liabilities partially offset by expected returns on assets. The £7 million reduction in the year arose mainly as a result of the returns credited in respect of the £100 million contribution prepayment made to the UK scheme at the end of 2004.

Profit before tax of continuing operations
Total profit before tax excluding restructuring and impairment charges, profits on sale of businesses and changes in the fair value of derivative financial instruments of £203 million was £48 million higher than the £155 million in 2004 with most of the increase due to the interest received on the AgustaWestland proceeds noted above. After including these items, the figure for the year was a profit of £73 million (2004 – loss £83 million) as a consequence of lower charges for restructuring and asset impairments.

Taxation
The tax charge for the year was £14 million (2004 – £32 million) and comprised a charge on profit before tax of subsidiaries excluding restructuring and impairment charges and the change in fair value of derivative financial instruments of £40 million (2004 – £45 million) and credits on restructuring and impairment charges of £20 million (2004 – £13 million) and on derivative financial instruments of £6 million (2004 – £nil).

The £40 million charge expressed as a percentage of profit before tax of subsidiaries of £193 million was 21% compared with the 2004 percentage of

32% on the same basis. The reduction in rate is largely the result of the settlement of a number of outstanding issues during the second half of 2005. Excluding the effect of any prior year items which may impact the tax charge in 2006, the 2006 tax rate is expected to show a slight increase as a result of anticipated changes to the geographical mix of profits.

The total effective tax rate was 19.2% (in 2004 there was a loss before tax caused, in part, by the impairment of goodwill on which tax was not recoverable).

Discontinued operations
There were no discontinued activities during the year. Figures for 2004 reflected the post-tax trading results of AgustaWestland for 11 months to 30 November and of Aerosystems International to 13 August together with the profits made on their divestment.

Earnings per share
Earnings per share from continuing operations were 7.7p (2004 – loss per share 16.1p). Before restructuring and impairment charges, profits on sale of businesses and changes in the fair value of derivative financial instruments the figure was 22.1p (2004 – 14.6p).

Earnings per share for both continuing and discontinued businesses were 7.7p (2004 – 105.0p). Before restructuring and impairment charges, profits on sale of businesses and changes in the fair value of derivative financial instruments the figure was 22.1p (2004 – 23.1p).

Cash flow
Operating cash flow, which GKN defines as cash generated from operations (£308 million) adjusted for capital expenditure (£229 million) and proceeds from the disposal of fixed assets (£9 million), was £88 million compared with £3 million in 2004.

The inflow on working capital and provisions totalled £15 million (2004 – £6 million outflow) largely reflecting continuing tight control of both inventory and receivables.

Capital expenditure (on tangible and intangible assets) totalled £229 million (2004 – £195 million). Of this, £206 million (2004 – £180 million) was on property, plant and equipment and represented 150% of the depreciation charge. This higher than normal ratio largely reflected the cost of investment in emerging markets and is likely to reduce slightly in 2006 as the restructuring programme is completed. Thereafter it should return to a level of 1.1 to 1.2 times.

Expenditure on intangible assets totalled £23 million (2004 – £15 million) and reflected initial non-recurring costs on Aerospace programmes and computer software costs.

Net interest paid totalled £14 million compared with £46 million in 2004 with the reduction a result of the 2004 AgustaWestland proceeds which were placed on short-term deposit.

Tax paid in the year was £35 million (2004 – £47 million) due to the timing of payments and the figure for 2006 is expected to be slightly higher.

Dividends received from joint ventures totalled £6 million (2004 – £8 million from continuing businesses and £2 million from discontinued).

The Group monitors free cash flow, which is cash flow excluding acquisitions, share buybacks and currency translation but including dividends paid. Free cash flow for the year was an outflow of £41 million (2004 – £167 million outflow, including £100 million pension prepayment) mainly due to the £37 million of expenditure on strategic and other major restructurings. The Group's balance sheet remains strong and with continued recovery in our businesses it is anticipated that following completion of the restructuring, cash generation will improve markedly.

Acquisitions and divestments
The net expenditure on acquisitions and divestments in the year was £50 million (2004 – receipts £1,045 million). £35 million (after taking account of funds in the business at the date of acquisition) was spent on the acquisition, in February 2005, of the 51% of Velcon SA de CV (renamed GKN Driveline Celaya SA) not already owned. A further £10 million was spent on the remaining 16% of Tochigi Fuji Sangyo KK (renamed GKN Driveline Torque Technology KK) with the balance on a small OffHighway acquisition, offset by proceeds of £1 million from a prior year earn-out arrangement.

Share buyback
During the year the Group continued the share buyback programme of up to £100 million initiated in October 2004 and spent £30 million in purchasing 11.9 million shares. At 31 December 2005 the cumulative amount spent was £60 million on 25.2 million shares which are held in treasury. The buyback programme will be continued in 2006.

Net borrowings/funds
At the end of the year the Group had net debt of £65 million (2004 – net funds £65 million). These included the benefit of £50 million (2004 – £53 million)

Capital expenditure and depreciation
£m


Capital expenditure – tangible assets
Depreciation – tangible assets
Capital expenditure – intangible assets
Amortisation – intangible assets
240
200
160
120
80
40
0
04
05

Dividend per share
pence


Final
Interim
14
12
10
8
6
4
2
0
02
03
04
05

customer advances in the Aerospace businesses which are shown in short-term creditors in the balance sheet. In addition, the Group's share of borrowings in joint ventures was £5 million (2004 – £2 million).

Shareholders' equity

Shareholders' equity at the end of 2005 was £875 million compared with £905 million at the end of 2004.

Proposed dividend

As noted in the Chairman's statement on page 11, a final dividend of 8.2p per share is proposed. Together with the interim dividend of 4.0p, the total dividend for the year will be 12.2p, an increase of 2.5% over the equivalent figure for last year. The cash cost to the Group is some £87 million. The dividend is covered 1.8 times (2004 – 1.9 times) by earnings before the impact of restructuring and impairment charges, profits on sale of businesses and changes in the fair value of derivative financial instruments.

› Divisional developments and performance

Automotive

Markets

Car and light vehicle production is a key driver of performance in our Automotive businesses. By comparison with 2004, production in Western Europe was marginally down while North America was flat.

Overall Western European production of 16.2 million vehicles was down by 1.7% with reductions in Italy (12%), Spain (7%) and the UK (3%) partially offset by an increase in the larger market of Germany (3%).

North American production in 2005 of 15.8 million vehicles was level with 2004. In the US, however, there continued to be a major shift in Vehicle Manufacturers' (VM) market shares with both General Motors and Ford losing share, largely to the benefit of Japanese manufacturers.

By contrast, there was strong growth in production in the emerging markets of Brazil (10%) and India (8%) whilst, after a slow first half, China improved by 15% for the year as a whole.

Current expectations for 2006 are for a similar pattern to apply in Western Europe and North America which are both forecast to be level with 2005. Elsewhere, external forecasts are for Brazil to fall slightly before recovering in 2007 while China and India are likely to increase production over the next few years, largely to satisfy domestic demand.

GKN Driveline

Products and markets

GKN Driveline specialises in the manufacture of components for light vehicle drivelines (defined as the components that transfer torque between a vehicle's transmission and its driven wheels). These include geared components (transfer cases, power transfer units and final drive units), torque management devices (TMDs) and driveshafts (propshafts for longitudinal power transmission and sideshafts for lateral transmission). The segment comprises GKN Driveline Driveshafts (GKN Driveshafts), GKN Driveline Torque Technology Group, Industrial and Distribution Services, and Speciality Vehicles.

GKN Driveshafts is the global leader in the production of constant velocity jointed (CVJ) products for use in light vehicle drivelines. The majority of CVJs are used in sideshafts for front wheel drive, rear wheel drive and four wheel drive vehicles; CVJ sideshafts are required for every driven axle with independent suspension. Some, but not all, longitudinal propshafts are also fitted with CVJs.

In 2005, based on internal estimates, GKN Driveshafts' businesses, including its joint ventures, produced over 40% of CVJs for the global light vehicle market. The market share of the next largest producer is estimated at 16% with nearly 25% of CVJs produced by VMs' in-house operations. The strong order win rate achieved during the year continues to underpin our market share.

GKN Driveshafts manufactures CVJs and related products in 21 countries across all major vehicle producing regions of the world and has enjoyed considerable success in developing markets, with strong market shares of some 85% in South America and 52% in the Asia Pacific region (excluding Japan and South Korea).

GKN Driveshafts is also one of the largest suppliers of premium propshafts, which we define as those propshafts with sophisticated joints, materials or other features. We estimate that in 2005 premium propshafts represented approximately 35% of global light vehicle propshaft demand, or some 10 million propshaft assemblies. GKN Driveshafts' share of this segment was in the region of 20%.

GKN Driveline Torque Technology Group (TTG) produces a wide range of driveline components aimed at managing the flow of torque to the driven wheels based on road conditions, vehicle situation and driver intent. TMDs are mechanical (passive) or electro-mechanical (active) devices that improve

North American light vehicle production
million units


5
4
3
2
1
0
1st Qtr
2nd Qtr
3rd Qtr
4th Qtr

■ 2004 actual
□ 2005 actual
■ 2006 forecast

Source: Global Insight

Western European light vehicle production
million units


5
4
3
2
1
0
1st Qtr
2nd Qtr
3rd Qtr
4th Qtr

■ 2004 actual
□ 2005 actual
▩ 2006 forecast

Source: Global Insight

vehicle performance and handling by controlling the flow of torque throughout the driveline.

GKN offers a complete range of TMD solutions as both stand-alone and integrated devices to VMs and to certain tier one suppliers. We estimate that in 2005 GKN supplied approximately 18% of TMDs for light vehicle applications globally. Sales volumes of our electronically controlled coupling devices (ETM and EMCD) are expected to increase progressively, building upon our established passive product range, including the Viscodrive and Super LSD product families.

Geared components are currently approximately half of TTG's annual sales, realised through installation on many successful all wheel drive and four wheel drive vehicles. We are also involved in many active development projects on future vehicle programmes and the first high volume production programme will be launched in the US in 2006. We continue to benefit from above market growth in power transfer units and final drive units as VMs increasingly introduce new 'crossover' vehicles that combine four wheel drive with car-like dynamics, comfort and improved fuel economy. Our products are well positioned for success in these areas.

Our Industrial and Distribution Services (IDS) business provides a comprehensive range of new and remanufactured sideshafts and components for the passenger vehicle aftermarket. It also provides a service to repair and replace heavy truck propshafts and also engineers and produces low volume, highly specialised driveline components from its remanufacturing plants, warehouses and service facilities throughout Europe. The Speciality Vehicles business services non-automotive markets, such as marine and all-terrain, with driveline components.

2005 Highlights
Driveline subsidiaries' sales in the year totalled £1,993 million compared with £1,899 million in 2004. £31 million of the increase was accounted for by the impact of currency translation while £92 million arose from the inclusion of sales of Velcon from 1 February 2005 and a full year contribution from Tochigi Fuji Sangyo following their change in status to subsidiaries. There was a small (£3 million) reduction in respect of IDS businesses transferred to OffHighway. The underlying decrease of £26 million largely reflected the slightly lower demand in Western Europe noted above and changes in model mix.

Strong sales growth was seen in Driveline's joint venture operations although these are not shown in the Group accounts.

Emerging Asia* light vehicle production
million units

**China, India, Malaysia, Thailand*


2.5
2
1.5
1
0.5
0
1st Qtr
2nd Qtr
3rd Qtr
4th Qtr

■ 2004 actual
□ 2005 actual
▩ 2006 forecast

Source: Global Insight

Trading profit of £154 million was £2 million (1%) below 2004. After taking into account the favourable impact of currency (£4 million) and acquisitions (£12 million) there was a reduction of £18 million which mainly reflected the impact of raw material (£34 million) and energy cost increases.

The restructuring programme to move productive capacity from high-cost, low-growth mature markets to the low-cost, high-growth emerging markets of Asia, South America and Eastern Europe accelerated during the year. The closures of two US and one European plant were announced, the cost of which in the year was £29 million, whilst a new forging plant was opened in Poland and manufacturing facilities were expanded in Slovenia, Poland, Mexico and Brazil. As a result, divisional capital expenditure on tangible assets at £115 million (2004 – £101 million) was 1.6 times the depreciation charge of £74 million (2004 – £81 million). It is anticipated that the ratio will reduce somewhat in 2006 and return to the normal level of 1.1 to 1.2 times in 2007.

£71 million (2004 – £74 million) was incurred on research and development and was charged to profit in the year. Much of this was incremental development on existing applications but our research efforts produced the most significant advance in CVJ design for many years and, in November, we announced details of our countertrack™ and crosstrack™ technologies. These give a weight advantage as well as the possibility of improved turning circles or increased vehicle wheelbase with the same turning circle. Their application is now attracting considerable interest from vehicle designers and their patented design is seen as fundamental in maintaining GKN Driveline's technological leadership.

TTG continued to drive operational efficiency and reduce costs, disposing of minor non-core subsidiaries, announcing the closure of a site and concluding a voluntary redundancy programme involving some 130 employees. At the same time, pension arrangements were changed and a multi-employer scheme exited which significantly reduced the pension liability that existed when the company was acquired.

There were positive developments in the expansion of the business with significant wins with all major Japanese VMs, particularly new business secured with Toyota, confirming TTG as a tier one supplier in Japan. Against this, however, the cancellation of the General Motors 361 vehicle platform, on which GKN had been awarded the high volume TMD, was a disappointment.

In-depth technology forums were held with a number of Japanese and European VMs and tier one partners to demonstrate product development and systems integration capabilities. These were well received and have led to a number of strategic joint development programmes.

Powder Metallurgy
Products and markets
GKN's Powder Metallurgy business produces metal powder and sintered products which are largely iron based, although growth is currently seen in the use of aluminium and other alloys. Although market statistics are somewhat imprecise, GKN estimates that it has in the region of 16% global market share in the sintered product business with sales to major automotive and industrial original equipment manufacturers and first tier suppliers.

GKN's sintered component production takes place in the Americas, Europe and Asia Pacific with the highest growth rates in the Asia Pacific region. It is significantly larger than its competition and as such is well placed to drive technology leadership in product and process through the leverage of global resources. This global manufacturing footprint continues to develop with the establishment of further operations in India and China to support new business secured in the region.

Hoeganaes is the largest producer of metal powder in North America with more than 50% market share. It has also continued its development outside the US, particularly through growth in Europe due to increased usage by GKN's own sintering companies in this region. Hoeganaes' sales to external customers accounted for some 50% of its shipments and just over 10% of the Powder Metallurgy division's sales. The European business, centred on a plant in Romania, continued to develop steadily, albeit from a small base.

Growth in Powder Metallurgy is expected to continue, fuelled primarily by substitution for cast or forged components.

2005 Highlights

Sales in the year of £588 million compared with £590 million in 2004. Excluding the impact of currency translation the reduction was £7 million (1.2%). This reduction arose entirely in the US sintering business which was down by 8% on the previous year, reflecting lower sales to its major customers General Motors, Ford and DaimlerChrysler. Elsewhere there was 3% growth in Europe, and 15% in the Rest of the World albeit from a low base. Hoeganaes (13% of sales) in the US also saw lower volumes as overall US powder consumption fell by 8% in 2005 despite the generally flat market, primarily as a result of the change in vehicle mix away from large Sports Utility Vehicles (SUVs) to passenger cars. Hoeganaes' sales value, however, was essentially flat with lower volumes largely offset by higher revenues from the recovery of scrap steel cost.

In spite of considerable increases in raw material costs totalling some £13 million, trading profit improved to £12 million from £5 million in 2004. This reflected operational and productivity improvements in the US together with lower depreciation costs and some price recovery from customers.

The Sinter Metals restructuring programme announced in 2004 continued during the year and has contributed to an encouraging improvement in performance. As noted above, plant consolidation has been extended to further accelerate recovery. In 2005 we initiated discussions over the viability of our Romulus, Michigan plant which concluded in January 2006. Also, in January 2006 we announced the closure of the UK factory at Lichfield. North American asset impairments, primarily in respect of Romulus, of £17 million have all been charged as restructuring in the 2005 accounts together with impairments of £4 million in respect of another Sinter facility. Costs associated with plant closures in the US and the UK, primarily redundancy, are estimated at £25 million and will be reflected in 2006.

In Hoeganaes, an impairment charge of £5 million was recognised in respect of North American plant no longer considered viable in light of expected changes in the business.

Divisional capital expenditure on plant and equipment at £43 million (2004 – £54 million) was high when measured against depreciation of £27 million (2004 – £40 million). The former was inflated by investment in support of new business won in 2003 and 2004 which has yet to be reflected in revenue, and the latter lower due to prior year asset impairments. The ratio of 1.6 times is expected to reduce somewhat in 2006.

During the year there were a number of important business wins. Sinter won new business worth $180 million per annum which will support a return to 5% to 8% annual growth and also developed its customer base into Japan and Korea. In Hoeganaes new programmes are expected to result in increased market share in both 2006 and, particularly, 2007.

Other Automotive

Products and markets

Our Other Automotive activities which are predominantly UK-based, but with facilities in the US and China, manufacture structural components, chassis and engine cylinder liners for the passenger car, SUV and light vehicle and truck markets in Western Europe and the US.

2005 Highlights

Other Automotive sales by subsidiaries of £130 million were £6 million (4%) below 2004, mainly reflecting the cessation of the Thompson Chassis business during the second half of 2004. The major replacement programme is being conducted through our Chassis Systems Ltd joint venture with Dana.

A disappointing loss of £2 million was incurred in the year as a result of the business transfers and cessation noted above and higher raw material costs. This compared with a profit of £8 million in 2004 which was favourably impacted by end of platform life benefits.

Late in 2005, in conjunction with a local minority partner, a low-cost Chinese cylinder liner facility, which will serve both existing and emerging markets, began production. As a consequence, and in order to re-align the UK cost base, in January 2006 we announced a redundancy programme at GKN Sheepbridge Stokes Ltd. The cost of this will be charged in 2006. Trading performance in 2005 and future projections for the UK business necessitated an impairment review which has led to an impairment charge of £10 million being recognised in the 2005 accounts. This is included within the restructuring and impairment line in the income statement.

Emitec

Emitec, our 50% joint venture with Siemens, manufactures metallic substrates for catalytic converters in Germany and the US. Their results are reported in post-tax earnings of joint ventures.

In terms of trading, 2005 sales were 8% lower than in 2004. This largely arose in Germany where customer demand fell and legislation requiring the retrofitting of particulate filter catalysts for diesel engines was delayed. This is now expected to be enacted in 2006 and is likely to result in growth from 2007 onwards.

OffHighway

Products and markets

OffHighway designs and manufactures steel wheels and driveline systems for the global agricultural, construction and industrial machinery sectors. During 2005, approximately 60% of its sales were to the agricultural market, 25% to the construction equipment market and 15% to the industrial machinery market.

Agriculture
In Europe (48% of divisional sales) the overall agricultural machinery market in 2005 was slightly below the previous year with increased production of combine harvesters and hay tools being offset by a decline in the production of tractors.

In North America (12% of divisional sales) the picture was similar with overall year-on-year demand some 3% lower as a result of production of both tractors and combines being down from the record levels of 2004.

Industry forecasts are for a slight decline in both markets in 2006.

Construction
In 2005, global construction markets have continued to grow at the record levels seen in the second half of 2004. This was somewhat against earlier expectations with the dampening of demand in China being offset by continued strong growth in North America and Europe which account for 13% and 11% of divisional sales, respectively. Construction markets are likely to remain strong in 2006.

Industrial machinery
This sector (15% of divisional sales) includes products for the material handling, mining and other related industries. Demand in 2005 was higher than the previous year, led by increased sales of fork lift trucks and mining vehicles. The outlook for 2006 is for little change in demand.

2005 Highlights
OffHighway sales of £310 million were £23 million higher than 2004 which included eight months' results from a German tube connecting subsidiary which was sold in August 2004. Adjusting for this and the impact of currency, small portfolio changes and minor acquisitions towards the end of 2005, sales showed a £38 million (14%) increase over the previous year as a result of significant market share gains and contract wins together with some benefit from the recovery of raw material cost increases.

Trading profit as reported increased to £20 million (2004 – £18 million) but on a comparable company and currency basis there was an increase of £5 million (33%), reflecting both volume increases and operating efficiencies, some of which were achieved through plant rationalisations in Europe and Canada.

The business expanded its product portfolio in the last quarter of 2005 and January 2006 with two small acquisitions, which have combined annualised sales of approximately £18 million, and has also opened new facilities in Brazil and China. Technological improvement in rim reinforcement design for off-highway wheels has resulted in lower cost manufacture and has also opened up new markets in forestry equipment.

Aerospace
Products and markets
GKN Aerospace is a global first tier supplier of airframe structures, components, assemblies and engineering services to aircraft prime contractors and operates in two main product areas, Aerostructures and Propulsion Systems and Special Products.

As a leader in the design and manufacture of advanced composites, transparencies and complex metal structures at the component and assembly level we serve all the major airframe and engine original equipment manufacturers. Products and services are provided to both fixed wing and rotary wing manufacturers, with some 60% of sales in the US. Current annual sales are approximately 65% to military and 35% to civil customers.

The overall aerospace market showed continued signs of improvement in 2005, with sustained strength in the military sector and higher demand in the civil market. Airbus and Boeing delivered in aggregate 660 aircraft in 2005, up from 605 in 2004. The civil sector is firmly into an upswing and is likely to experience strong short-term growth. Military demand is largely driven by US defence spending and, notwithstanding the four-yearly review of programme commitments, is likely to remain solid.

GKN Aerospace has secured business on key new international programmes such as the Airbus A400M Military Transport, the Boeing 787, the F-35 Joint Strike Fighter and the Northrop X-47B Joint Unmanned Combat Air System. These successes have been supported by GKN Aerospace's continuing strength in material, manufacturing and systems technologies.

Market trends continue to indicate significant growth opportunities for GKN Aerospace driven by increased use of composite materials on new platforms and engines.

2005 Highlights
GKN Aerospace sales were £627 million compared with £569 million in 2004. There was a £3 million benefit from currency translation and excluding this the increase was £55 million (10%). The increase was the result of strong defence sales, engineering contract work on new programmes, growth in the civil aircraft market and the commencement of production on earlier contract wins.

Civil aircraft market 2004-2010
2004-2005 actual
2006-2010 forecast
by aircraft type US$ billion

☐ Regional aircraft
☐ Rotorcraft
■ Business jets
☐ Commercial jetliners

Source: Teal


80
70
60
50
40
30
20
10
0
04
05
06
07
08
09
10

Military aircraft market 2004-2010
2004-2005 actual
2006-2010 forecast
by aircraft type US$ billion

☐ Special purpose
☐ Rotorcraft
Trainers/light attack
■ Military transports
☐ Fighters

Source: Teal


35
30
25
20
15
10
5
0
04
05
06
07
08
09
10

Trading profit of £54 million was £16 million above 2004. Excluding the impact of currency, the increase was £15 million (39%) which reflected not only the higher sales level but also improved operational performance, productivity and continued cost reduction initiatives and the absence of asset write-downs which had impacted 2004.

During the year the Advanced Composite Development Centre was opened on the Isle of Wight in the UK. The immediate goal of the Centre will be to reduce the current cost of carbon fibre composite structures from today's values, through a combination of qualification of new raw products and automated manufacturing methods and techniques.

Major development milestones were successfully achieved on a number of new programmes including the manufacture of the first GEnx composite engine fan casing and important components for the Joint Strike Fighter. Although no new major aircraft programmes were launched during the year, the division was still able to secure additional incremental business across a range of existing programmes with an estimated value of over $500 million.

› Other financial matters

Treasury management

GKN co-ordinates all treasury activities through a central function, the purpose of which is to manage the financial risks of the Group as described below and to secure short and long-term funding at the minimum cost to the Group. The central treasury function operates within a framework of clearly defined Board approved policies and procedures, including permissible funding and hedging instruments, exposure limits and a system of authorities for the approval and execution of transactions. It operates on a cost centre basis and is not permitted to make use of financial instruments or other derivatives other than to hedge identified exposures of the Group. Speculative use of such instruments or derivatives is not permitted.

The central treasury function prepares a formal twice-yearly report to the Board, as well as formal monthly reports for the Finance Director and other senior executives of the Group. In addition, the gross and net indebtedness of the Group is reported on a weekly basis to the Chief Executive and the Finance Director, whilst liquidity, interest rate, currency and other financial risk exposures are monitored daily. The central treasury function is subject to an annual internal and external review of controls.

Funding and liquidity

The Group funds its operations through a mixture of retained earnings and borrowing facilities, including bank and capital markets borrowings and leasing. The relative proportions of equity and borrowings are governed by specific Board approved parameters. These are designed to preserve prudent financial ratios, including interest, dividend and cash flow cover, whilst also minimising the overall weighted average cost of capital to the Group.

All the Group's borrowing facilities are arranged by the central treasury function and the funds raised are then lent to operating subsidiaries on commercial arm's-length terms. In some cases operating subsidiaries have external borrowings, but these are supervised and controlled centrally. The Group's objective is to maintain a balance between continuity of funding and flexibility through borrowing at a range of maturities from both capital markets and bank sources.

Bank borrowings are principally in the form of five-year committed multi-currency bilateral revolving credit facilities with a group of relationship banks. There were no borrowings against these facilities as at 31 December 2005.

Capital markets borrowing of £705 million includes unsecured issues of £350 million 6.75% bonds maturing in 2019 and £325 million 7% bonds maturing in 2012, together with £30 million debenture stock of Westland Group plc which is secured on assets of that company and certain of its subsidiaries.

At the year end the Group had committed borrowing facilities of £1,087 million, of which £737 million was drawn. The weighted average maturity profile of the Group's committed borrowings was 9.9 years. This leaves the Group well placed to fund its strategic growth plans and to withstand any sudden changes in liquidity in the financial markets.

The Group also has access to significant lines of uncommitted funds which are used principally to manage day-to-day liquidity. Wherever practicable, pooling, netting or concentration techniques are employed to minimise gross debt.

At the year end the Group had £542 million on deposit in the UK mainly held in money market funds or with banks at maturities of three months or less.

Risk management

The Group is exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates and interest rates. In the normal course of business, the Group also faces risks that are either non-financial or non-quantifiable, including country and credit risk.

The Group uses interest rate swaps, swaptions, forward rate agreements, netting techniques and forward exchange contracts as required to manage the primary market exposures associated with its underlying assets, liabilities and anticipated transactions.

Counterparty credit risk

The Group is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Credit risk is mitigated by the Group's policy of only selecting counterparties with a strong investment graded long-term credit rating, normally at least AA– or equivalent, and assigning financial limits to individual counterparties.

Interest rate risk

The Group operates an interest rate policy designed to optimise interest cost and reduce volatility in reported earnings. This policy is achieved by maintaining a target range of fixed and floating rate debt for discrete annual periods, over a defined time horizon. This is achieved partly through the fixed rate character of the underlying debt instrument, and partly through the use of straightforward derivatives (forward rate agreements, interest rate swaps and swaptions). The Group's normal policy is to require interest rates to be fixed for 30% to 70% of the level of underlying borrowings forecast to arise over a 12-month horizon. However, this policy was suspended in December 2004 as it was deemed inappropriate given the absence of floating rate bank debt following the receipt of the sale proceeds of GKN's share in AgustaWestland. Consequently, as at 31 December 2005, 89% of the Group's gross financial liabilities were at fixed rates of interest, whilst the weighted average period in respect of which interest has been fixed was 9.9 years.

Currency risk

The Group has transactional currency exposures arising from sales or purchases by operating subsidiaries in currencies other than the subsidiaries' functional currency. Under the Group's foreign exchange policy, such transaction exposures are hedged once they are known, mainly through the use of forward foreign exchange contracts. The Group has a significant investment in overseas operations, particularly in continental Europe and the Americas. As a result, the sterling value of the Group's balance sheet can be affected by movements in exchange rates. The Group therefore seeks to mitigate the effect of these translational currency exposures by matching the net investment in overseas operations with borrowings denominated in their functional currencies, except where significant adverse interest differentials or other factors would render the cost of such hedging activity uneconomic. This is achieved by borrowing either directly (in either the local domestic or euro-currency markets), or indirectly through the use of rolling annual forward foreign exchange contracts. Borrowings created through the use of such contracts amounted to £631 million at 31 December 2005 and were denominated in US dollars (36%), euro (50%) and Japanese yen (14%).

Pensions and post-employment obligations

GKN operates a number of defined benefit and defined contribution schemes across the Group. The total charge to trading profit in respect of current and past service costs was £35 million (2004 – £32 million), whilst other net financing charges included in net financing costs were £22 million (2004 – £29 million).

The decrease in other net financing charges reflects the higher expected return on pension scheme assets from the increased level of assets at the start of 2005. This resulted in part from the £100 million prepayment made by the Group to the UK pension scheme in December 2004. The higher expected return was partially offset by an increase in the notional interest charge on higher pension scheme liabilities. Further information including asset, liability and mortality assumptions used is provided in note 31 to the financial statements.

UK pensions

The UK defined benefit scheme is considered to be relatively mature as only 5,000 of its 56,600 members are currently in service. As a UK defined benefit scheme, this is run on a funded basis with funds set aside in trust to cover future liabilities to members. A £100 million prepayment towards the UK deficit was made in December 2004. The Group has also announced its intention to make a further payment of £200 million in 2006. No further deficit payments are planned in 2006.

The charge relating to UK post-employment benefits reflected in trading profit in respect of current and past service costs was £16 million (2004 – £14 million), whilst other net financing charges included in net financing costs were £5 million (2004 – £12 million).

The deficit at £449 million (2004 – £455 million) was largely unchanged from the end of 2004 as the increase in asset values from higher actual returns was largely offset by the higher net present value of liabilities from the 55 basis point reduction in the discount rate.

Overseas pensions

The principal regions involved are the Americas, continental Europe and the Rest of the World.

The charge to trading profit relating to overseas post-employment obligations in respect of current and past service costs was £19 million (2004 – £18 million), whilst other net financing charges included in net financing costs were £17 million (2004 – £17 million).

The increase in the deficit of £20 million to £419 million (2004 – £399 million) was largely as a result of the higher net present value of liabilities from reductions in discount rates and revised mortality assumptions.

Summary

In total, at 31 December 2005 the deficit was £885 million (2004 – £854 million) for the reasons stated earlier.

Financial resources and going concern

At 31 December 2005 the Group had net borrowings of £65 million. In addition it had available, but undrawn, committed borrowing facilities totalling £350 million.

Having assessed the future funding requirements of the Group and the Company, the Directors are of the opinion that it is appropriate for the accounts to be prepared on a going concern basis.

Cautionary statement

The business review and certain other sections of this annual report contain forward looking statements that are subject to risk factors associated with, amongst other things, the economic and business circumstances occurring from time to time in the countries and sectors in which the Group operates. It is believed that the expectations reflected in these statements are reasonable but they may be affected by a wide range of variables which could cause actual results to differ materially from those currently anticipated.

Corporate social responsibility review

› Living our Values

GKN's approach to Corporate Social Responsibility (CSR) is underpinned by a set of enduring values focused on customers and quality, enterprise and innovation, people and the community, the environment and business ethics. These have guided our behaviour for almost 250 years.

Our commitment to continuous improvement in everything we do led us to reappraise, in early 2005, how the Values are applied throughout the Group. Whilst the Values remain central to the way in which GKN operates, we decided to reinforce them by developing The GKN Code. The Code provides a framework for the behaviour of all employees whatever their job, wherever they are located. It is supported by a number of policies, some of which update existing policies and some of which are new. The Code and Policies are progressively being implemented throughout all of our businesses and will be available in some 20 languages.

› The GKN Code and Policies

The GKN Code is designed to ensure that our business in all its aspects continues to be run in an ethical, socially responsible and sustainable manner by:

› complying with all relevant laws and regulations wherever we operate and conducting our business with integrity and in such a manner as to reinforce our reputation;

› maximising shareholder value whilst safeguarding shareholders' investment by combining high standards of business performance with high standards of corporate governance and risk management;

› providing excellent products and services to our customers and seeking to win new business through fair competition;

› dealing honestly and fairly with our suppliers and sub-contractors;

› treating our employees justly and with respect, recognising their abilities and differences, rewarding them for their achievements and providing them with a healthy and safe working environment;

› playing our part in the protection of the environment both in the operation of our facilities and the design of our products; and

› contributing positively to the communities in which we operate.

These principles are underpinned by policies relating to ethical standards (including a specific policy on the appointment of agents and consultants), employment, health and safety, business continuity, competition law, supplier management, environment (including a specific policy on energy), community, data protection and employee disclosure (whistleblowing).

It is the responsibility of all companies in the Group and all employees to ensure that The GKN Code is followed and that we comply with the Policies.

› CSR framework

The Governance and Risk Sub-Committee has responsibility for developing strategy for and providing oversight and direction on all matters relating to governance, risk management and CSR with a view to ensuring that all GKN businesses act as good corporate citizens and in accordance with GKN's Values. As part of its remit the Sub-Committee developed The GKN Code and Policies during 2005. It is chaired by Grey Denham, Company Secretary; other members include business leaders from different divisions and geographical locations, together with specialists in governance, risk, financial control, human resources and corporate communications. The Sub-Committee reports regularly to the Executive Committee of the Board and a formal presentation is made annually to the Board.

The Sub-Committee works closely with the Group Risk Management Council (GRMC), the policy advisory and steering group on accidental risk and sustainable development. The GRMC provides oversight and direction on the management of accidental risk across GKN. It also develops strategy for and reports on the progress of key elements of sustainable development within GKN. It is supported in its role by Divisional Risk Management Councils which ensure that best practice processes are embedded within the Group's operations.

Maureen Constantine, Group Human Resources Director, has responsibility for ensuring that appropriate health, safety and environmental programmes are in place throughout the Group and that performance is reviewed regularly. Grey Denham, together with the internal audit department and the Audit Committee, oversees compliance with Group Policies.

› Governance and risk

The management of social responsibility issues is an integral part of the Group's overall corporate governance procedures and therefore this review should be read in conjunction with the corporate governance statement on pages 90 to 94. The management of risks associated with CSR issues is encompassed within the internal control procedures described in that section. From 2006, as part of these procedures, Group companies will be required to confirm twice-yearly that they operate in compliance with The GKN Code and the Policies.

The most significant risks that we have identified in relation to social responsibility issues are loss of reputation resulting from the manner of operation of our businesses and safety issues arising from quality or design of our products. Both of these could, potentially, impact shareholder value significantly as well as our employees and the communities in which we operate. In environmental terms, our manufacturing processes are not inherently high risk, nevertheless great care is taken to prevent any adverse impact arising.

› Assurance

The Group operates globally and it is therefore appropriate that our approach to social responsibility is global. Accordingly, this review covers all of our subsidiary operations worldwide. It also embraces our joint venture companies through an open exchange of information and ideas. Where practicable performance data is collected from those companies. The performance data presented in this review has been the subject of self-certification together with some independent verification of data or data collection processes as described below.

GKN supports the terms of the Universal Declaration of Human Rights and the OECD Guidelines for Multinational Enterprises and continues to work towards ensuring that there is no breach of these within its businesses. Our ultimate aim is to ensure that similar standards operate throughout our supply chains.

› How we operate

Over the past five years we have developed a set of tools and enablers that embed continuous improvement in all aspects of the way we do business. Through the progressive use of a Business Excellence Model as a strategic analysis tool we prioritise strategic actions, conduct gap analysis, apply consistent measurements, and focus on proactive improvement and knowledge sharing, which collectively drive change through the organisation and across all business processes. CSR is a key element within the Business Excellence Model. All divisions have undertaken high level assessments and 150 assessments at regional and plant level have also been completed. Within the Group there are 170 trained assessors who provide momentum to the process.

The three Sub-Committees of the Executive Committee – the Technology Sub-Committee, the Lean Enterprise Sub-Committee, and the Governance and Risk Sub-Committee – have made a significant contribution during 2005. Through their work, we ensure that we establish clear leadership accountability, continue to operate as a global entity with common processes and ways of working where appropriate, carry out process measurement and improvement activities, and share knowledge and best practice to ensure we deliver against our objectives. For GKN a key component of our Business Excellence Model is 'Lean Enterprise', a specific set of enablers and measures that drive continuous improvement of our production, business and people processes.

Under the oversight of the Lean Enterprise Sub-Committee three councils have been established, the People Excellence Council, the Production Excellence Council and the Business Process Excellence Council. Whilst all three Councils have an important role to play in achieving excellence, the People Excellence Council has a particularly pivotal role. People excellence provides the foundation on which production excellence and business process excellence are built. Its major objective is the establishment and deployment of the principle of 'Development for All', ensuring that the Group has the right skills and competence at all levels in the organisation to achieve its strategic objectives.

› Enabling our people to meet their full potential

In building a sustainable business, GKN's people are of paramount importance. Operating in over 30 countries, with almost 40,000 employees, we recognise the importance of respecting local and national cultures and of enabling our people to understand and deal with the impact of economic and business changes in their working lives. We embrace diversity in all aspects of our business and work consistently to build an inclusive culture.

To fulfil our vision of growth and the creation of shareholder value, we must have knowledgeable, skilled and competent people. Development plans and opportunities are in place at all levels in the organisation. We continue to operate apprenticeship schemes and a graduate development programme (the International Leadership Development Programme) to provide engineering and leadership capability for the future. Our training programmes encourage learning and sharing of technical know-how across companies and divisions. Our programme of employee international assignments helps to promote cross-cultural awareness as well as providing excellent development opportunities. There are currently almost 100 assignees in 20 countries across the Group with an average length of assignment of some three years.

We collaborate with a number of external bodies associated with sector skills development as well as professional and educational institutions. Work experience opportunities are provided for schools and colleges local to our facilities and in some cases we contribute to curriculum development.

Our organisational capability is reviewed through a rigorous Organisational and Management Development Review conducted at regional, divisional and Group level on an annual basis. The effectiveness of our development and succession plans is reviewed annually by the Board.

We conduct training programmes and technical events, some of which also benefit other stakeholders. A number of technical forums have been held with global customers and, as part of the deployment of Lean Enterprise training, supply chain management training (which commenced in 2005) will become a focal point in 2006, some elements of which will cascade into the supply chain.

Employee feedback

We welcome feedback from our employees and believe employee surveys are an effective means of soliciting employee opinion. All companies are required to conduct an employee survey every two years.

As a precursor to the 2005 International Leadership Conference, a Leadership Survey of the 210 delegates was conducted to assess the extent to which leadership behaviours are aligned with GKN's Values. The results suggested strong alignment but with a need for more focus on involvement with the communities in which we operate. The new Community Policy will identify ways of contributing more positively to the community including, for example, greater use of work placements, involvement in local environmental projects, readiness to respond in local or national emergencies, and governorships on school and college boards and similar bodies.

Employees – by business
as at 31 December 2005

Automotive
- Subsidiaries 28,000
- Joint ventures 3,400

OffHighway
- Subsidiaries 2,600

Aerospace
- Subsidiaries 5,900



Employees – by region
as at 31 December 2005

- UK 5,400
- Continental Europe 14,600
- Americas 11,600
- Rest of the World 8,300

(including subsidiaries and joint ventures)



› Our commitment to the community

During 2005, GKN's businesses and employees again made a significant contribution to the communities in which we operate. Cash donations were made to many local, national and international projects including the international relief funds established for victims of the Asian tsunami in December 2004 and for those affected by the Kashmiri earthquake and by Hurricane Katrina in the US. Those organisations to which cash contributions were made are listed on the GKN website at www.gkn.com.

Total community support during the year amounted to some £902,200. The tremendous achievements of our employees at GKN Driveline Rayong, Thailand, in providing support to victims of the tsunami are referred to on page 17. Other examples of community support include:

Asia Pacific – Amongst the many community activities in which GKN Driveline India is actively involved is a project to provide a basic infrastructure to disabled children with special learning needs. The company provides funding and assistance to a local day care centre which provides specialist educational services for the children in areas such as sensory training, personal independence, speech therapy, physiotherapy and elementary craft training.

The Americas – GKN Driveline in Brazil continued its successful Renascer Project, initiated in 1994, to provide young people from low income families with opportunities for personal and professional development. Working in partnership with local schools the company offers three-year placements to students to give them experience of manufacturing. In recognition of this and the many other community projects in which it is involved, the company won a national award for social accountability in 2005.

South Africa – GKN Sinter Metals Cape Town has taken a proactive approach to AIDS education for employees since 1999 and activities were dramatically stepped up in December 2004 to coincide with World AIDS Day. A system of Peer Group Educators was established to encourage employees to have HIV screening and counselling and also to make positive lifestyle choices. They engaged in a range of activities, also involving employees from neighbouring companies, including role play and training videos. The company is committed to finding further innovative ways in which to help employees address this extremely important issue.

Europe – GKN Driveline Bruneck in Italy involved more than 800 children in local elementary schools in a project entitled 'Step by Step' which, through various initiatives including workshops, competitions and discussions, increased their awareness of the environmental impact of mobility and of the kind of behaviour that could have a more positive impact on the environment. In a related project, local children built a model car giving them basic technical knowledge and increasing their enthusiasm for teamworking.

› Working with our stakeholders

We define stakeholder as any person or organisation who is affected by, or whose actions impact upon, our business. These include customers, local communities, shareholders, suppliers, employees, business partners, local authorities, government agencies and non-governmental organisations (NGOs). We engage with these stakeholders in a variety of ways.

As part of our aim to contribute positively to the communities in which we operate, wherever possible we employ local labour in our businesses. We invest in local community projects both by way of financial donations and through the volunteer work of our employees, particularly in less developed countries.

Over the last few years, a number of meetings have been held with major shareholders and NGOs to discuss the Group's performance with regard to corporate social responsibility and it is our intention to continue to seek dialogue with major stakeholders.

We are aware that there are some investment organisations and individuals who are concerned by companies' involvement in the defence industry. Following the sale of our helicopter joint venture, AgustaWestland, GKN's primary interest in defence equipment is through GKN Aerospace which is a first tier supplier of aerospace structures, propulsion systems and special products for US and European military aircraft programmes. All sales outside domestic markets are strictly in accordance with the relevant government export approval procedures.

In addition to the impact of our own activities, the impact of our supply partners and the products we manufacture both during their life and in their end of life phase are of increasing importance. We continue to seek to identify ways in which we can support our key suppliers in this regard to our mutual benefit. As a component supplier, the impact of our products has to be addressed also in partnership with our customers as well as our suppliers. This continues to be an important focus of attention and is addressed in our new Supplier Management Policy which is being introduced, as part of The GKN Code, in 2006.

GKN plays a substantive role in a number of key industrial organisations. We are founder members of the Industry and Parliament Trust, the UK Per Cent Club and the UK Emission Trading Scheme. We are active members of the Engineering Employers' Federation and Confederation of British Industry in the UK and the German Employers' Federation. We are also active members of the Society of Motor Manufacturers and Traders (SMMT) in the UK, CLEPA (the European Association of Automotive Suppliers), the Society of British Aerospace Companies, the US Organisation for International Investment and the British Occupational Health Research Foundation. In addition, we are represented on the boards of the Automotive Academy, Skills4Auto and on the Engineering Training Board.

GKN Driveline was one of 11 founding signatories to the SMMT's sustainability strategy 'Towards Sustainability' which outlines the automotive industry's commitment to balance economic progress with environmental care and social responsibility. The sixth Annual Sustainability Report published towards the end of the year demonstrated the increasingly prudent use of resources within the automotive industry.

› Managing health and safety in GKN

Whilst expert advisers are available centrally and within divisions, we continue to focus on strong, committed, visible and supportive leadership, together with appropriate employee behaviours as the main drivers of health and safety improvement throughout the Group towards a goal of zero preventable accidents.

The deployment of Business Excellence within GKN continues to provide a framework for achieving excellence in safety. A key part of our strategy is to encourage every employee to take ownership of their own health and safety and that of their immediate colleagues. Health and safety performance is reported to the Board and the Executive Committee as part of the regular CSR reports. In addition, significant incidents are reported to Executive Committee members within 24 hours and reviewed at the next meeting of that Committee.

In conjunction with our management of safety, there is a parallel set of provisions for safeguarding employees' health with the focus clearly on the avoidance of work-related ill health through the completion of workplace based risk assessments, occupational health management intervention, the promotion of wellness programmes and active data collection and monitoring. In the introduction of lean manufacturing, issues of health and safety, ergonomics and the health hazards of any chemicals involved in production are all considered when defining 'Standard Work' – the correct way of doing each job.

Many GKN businesses now incorporate in their operations features from the health and safety management system OHSAS 18001 and 17 GKN companies have now achieved certification to this standard.

Performance

Our performance in 2005 again shows an improvement against the key performance indicators of accident frequency rate (AFR) and accident severity rate (ASR). Whilst ASR continues to improve, the element attributable to occupational ill health has been fairly constant over the years and is comparable with benchmark companies and with the non-industrial workforce in the countries in which we operate, reflecting the background level of health issues in the general population.

We also focus on the types of health issues which could be problematic in the engineering industry. In particular, data is collected on dermatitis, occupational asthma and vibration white finger (hand-arm vibration syndrome) where there is no lost time. The virtual absence of cases is reassuring.

We were deeply saddened by the death in November of an independent contractor as a result of an accident during roofing work being carried out by his firm on GKN premises in Romania. No GKN personnel were involved in carrying out the work and appropriate safeguards were in place. The accident was the subject of detailed internal and external investigations.

Over the last five years AFR performance has improved by 74% and ASR by 60%. Our serious injury rate (SIR) also improved in 2005 and shows a 71% reduction over the last five years. Further improvements have been made to processes and systems for the management of serious accident risk. During 2005, nine enforcement actions (five of which carried no penalty) with fines totalling £2,630 occurred in plants in Australia, Italy and the US.

Targets

Objectives and targets continue to be applied primarily at plant level where they can best reflect a plant's specific needs, risks, priorities and opportunities for improvement. In addition, divisional targets are established for the three key performance indicators i.e. AFR, ASR and SIR. Performance targets are applied in two ways. Every part of GKN must target an overall, clear and positive improvement trend leading to and maintaining a best in class performance. Where considerable improvement is needed, plants have specific, often aggressive, targets. In 2005, 66% of plants improved or maintained their excellent AFR performance and 53% of plants achieved their AFR targets. For ASR 61% of plants maintained or improved their performance and 48% met their targets. Divisional targets were met in 75% of cases.

In addition to performance targets for AFR, ASR and SIR we also apply targets to and measure performance against key enablers including health and safety training and the publication of health and safety objectives and plans. These enablers and associated targets are subject to change as part of a dynamic approach which addresses developing needs and priorities and drives continuous improvement. They consistently operate at an achievement level of 75% or above.

Benchmarking results place our accident rates well below industry averages in the UK, Germany and the US. Against those of our peer companies in the UK and the US where comparative data is available, our performance compares very favourably.

Verification

We recognise the importance placed by stakeholders on verification to ensure that the data which is reported on in this review is robust. A previous external review of processes and procedures used in the collection and reporting of health and safety data revealed no significant deficiencies. Verification and assurance of the effectiveness of data collection systems is demonstrated through the achievement of certification to international standards and, in many countries, compliance with local legal requirements. We will review how best to develop this process going forward.

Accident frequency rate (AFR)
Number of lost time accidents per 1,000 employees



20
15
10
5
0
01
02
03
04
05

Accident severity rate (ASR)
Number of days/shifts lost due to accidents and occupational ill health per 1,000 employees



350
300
250
200
150
100
50
0
01
02
03
04
05

Safety Award Scheme

The GKN Safety Award Scheme, which has been a key contributor in transferring best practice in health and safety across the Group, has been run annually since 1997 and attracted 47 entries in 2005, demonstrating the high level of interest, involvement and commitment to safety throughout GKN. Leadership, employee involvement and team working together with excellent progress were key attributes recognised by the judges. Five teams received awards from Kevin Smith, Chief Executive, at an awards ceremony attended by over 200 people. The overall winner was GKN Aerospace St. Louis in the US for the introduction of a safe behaviour observation and intervention programme and improvement process, owned and implemented by line management with employee involvement and integrated into the quality programme, and also for an excellent safety performance. The other winners were GKN Driveline Trier, Germany, GKN Driveline Nagoya, Japan, GKN OffHighway division and GKN Sheepbridge Stokes, UK.

› Environment

Environmental management continues to form an important element of the Group's integrated approach to risk management. GKN's environmental management system is part of this approach and is broadly based on the international management standard, ISO 14001. Both of these impose a requirement for continuous improvement in environmental performance and, in the case of ISO 14001, a requirement to demonstrate that improvement to an independent certifying body.

Environmental performance is reported to the Board and the Executive Committee as part of the regular CSR reports. In addition, any significant incident is reported to Executive Committee members within 24 hours and reviewed at the next meeting of that Committee.

Targets

GKN is committed to achieving compliance with ISO 14001 at all its manufacturing sites throughout the world. 96 plants are currently certified to the ISO 14001 standard and a further three are planning to achieve certification in 2006. Two of our European companies continue to maintain certification to the ECO Management and Audit Scheme (EMAS).

Operating sites are required to set targets, in particular on energy consumption, water use and waste generation, in line with the commitment to continuous improvement.

Performance

As reported in last year's review, in our Automotive and OffHighway businesses we have progressively been measuring our performance against key environmental indicators (energy, waste, water) by reference to volume consumed or generated relative to weight of products shipped rather than relative to sales as previously, recognising the disadvantages of using sales as a metric. This methodology is reflected in the performance data reported below. We have however continued to use sales as the metric within our Aerospace businesses where the widely differing range of products manufactured and the drive towards ever lighter components means that weight is not an appropriate measure of production. As in last year's review, we continue to report environmental performance on a divisional basis.

This year we have included performance data relating to carbon dioxide (CO_2) emitted as a result of energy consumed by the Group. This includes indirect emissions of CO_2 from power stations that generate the electricity we consume (calculated using average data for the emissions of CO_2 per kWh of generated power for each country, published by the International Energy Agency). Overall, CO_2 emission levels follow a similar trend to energy consumption with only slight variations due to changes in energy mix.

Our business processes across the Group are diverse and this is reflected in the range of environmental performance by division. In particular, Sinter Metals consumes energy and water at a much higher rate by unit weight of product than other divisions within the Group. This business manufactures a high volume of small products using processes that are energy intensive and have high water usage due to its cooling processes.

Overall, most divisions achieved similar or slightly improved performances in each of the four key indicators compared with 2004 as shown in the charts below.

As the accuracy of our reported data continues to improve, this can result in anomalies in year-on-year comparison. However, it also provides us with a clearer focus for improvement opportunities which are receiving a high level of attention. There are a significant number of initiatives throughout our plants which are contributing to improved performance. For example, GKN Aerospace St. Louis plant in the US, which represents over 50% of the division's overall water consumption, achieved a 63% reduction in its water consumption in 2005 following the installation of new recycling systems. The GKN Sinter Metals plant in Manitowoc, USA also achieved significant savings in water consumption due to the optimisation of water flow rates in the furnace cooling zones prior to the installation of recirculatory water cooling towers. A significant contribution to GKN's overall environmental footprint is the CO_2 emitted by power stations that generate the electricity we use to run our plants. In 2005 we made a step towards reducing that impact when GKN Sinter Metals at

Energy consumption per unit of production
kWh/tonne
**Aerospace measured against £1,000 sales*

■ 2003
□ 2004
■ 2005



6,000
5,000
4,000
3,000
2,000
1,000
0
Aerospace*
Driveline
Hoeganaes
Sinter Metals
Other Automotive
OffHighway

CO_2 emissions per unit of production
kg/tonne
**Aerospace measured against £1,000 sales*

■ 2003
□ 2004
■ 2005



2,500
2,000
1,500
1,000
500
0
Aerospace*
Driveline
Hoeganaes
Sinter Metals
Other Automotive
OffHighway

Pimpri in India signed an agreement to purchase 48% of its electricity in 2005 from a local wind farm operator. The plant has also harnessed solar energy to preheat water for use in boilers and the site canteen.

We continue to beat the targets we set ourselves under the UK Emission Trading Scheme, the overall target being a 10% reduction in our absolute CO_2 emission over a five-year period to 2006. The incentive payments we have received as a result are being invested in energy savings schemes in the UK to reduce further our CO_2 emissions.

In addition to targeting continuous improvement in the environmental impact of our business processes, we continue to focus on environmental issues in the design of new products. GKN Driveline announced, at the end of 2005, the development of two new constant velocity joint technologies which, when assembled together in a driveshaft, are expected to be lighter, more fuel efficient and quieter, due to reductions in driveline noise, vibration and harshness. New product development at our cylinder liner business in the UK has focused on reduced weight and reductions in NO_x and particulate materials emissions.

During the year, two enforcement actions against GKN companies resulted in fines totalling some £16,000. One, in the US, related to an accidental spillage of acid and the other, in the UK, related to breaches of waste management legislation. In addition, a fine of $22,000 was paid for a waste management offence in the US which occurred in a prior year.

Verification
As part of the certification to ISO 14001, the suitability of systems in place to gather and report data is assessed by external independent certifying bodies. In addition, Group companies are required to certify the accuracy of the data that they report centrally, and most companies have developed their own internal auditing systems. The energy data relating to UK companies has been successfully audited as part of the UK Emission Trading Scheme for the base years (1998-2000) and on an annual basis for the life of the Scheme. In 2006 we are planning to carry out a pilot external audit of 2005 environmental data submitted by a sample number of sites.

The GKN Green Scheme, which attracted 52 entrants in 2005, continues to recognise and reward Group companies which have developed innovative ways of reducing their environmental impact. The Green Scheme overall winner in 2005 was GKN Driveline in Brazil for the development of a technique for composting organic and other wastes arising from the production process which can be sold as a soil improver. Other winners were GKN Driveline in Carcastillo, Spain, GKN Driveline Vigo, Spain, the Sinter Metals facility at Pimpri, India, and the Hoeganaes facility at Gallatin in the US.

› Conclusion
Despite our long history of good corporate citizenship, we are never complacent about our performance and strive for continuous improvement in CSR as in every aspect of our business. The GKN Code and Policies, developed in 2005, will reinforce in all our businesses and amongst all our employees the imperative to uphold our Values in everything we do.

This will be further underpinned in 2006 with the launch of a new employee award scheme which will reward excellence in customer service, performance improvement, technology and innovation as well as health and safety and the environment. This, together with a new award recognising outstanding service to the communities in which we operate, will ensure that CSR continues to be an integral part of the way we do business.

Waste generation per unit of production
kg/tonne
**Aerospace measured against £1,000 sales*


■ 2003
□ 2004
▨ 2005
300
250
200
150
100
50
0
Aerospace*
Driveline
Hoeganaes
Sinter Metals
Other Automotive
OffHighway

Water consumption per unit of production
m³/tonne
**Aerospace measured against £1,000 sales*


■ 2003
□ 2004
▨ 2005
10
8
6
4
2
0
Aerospace*
Driveline
Hoeganaes
Sinter Metals
Other Automotive
OffHighway

Independent auditors' report to the members of GKN plc

We have audited the Group accounts of GKN plc for the year ended 31 December 2005 which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense and the related notes. These Group accounts have been prepared under the accounting policies set out therein.

We have reported separately on the Company accounts of GKN plc for the year ended 31 December 2005 and on the information in the report on Directors' remuneration that is described as having been audited on page 83.

› Respective responsibilities of Directors and auditors

The Directors' responsibilities for preparing the annual report and the Group accounts in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the statement of Directors' responsibilities on page 89.

Our responsibility is to audit the Group accounts in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the Group accounts give a true and fair view and whether the Group accounts have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you if, in our opinion, the Directors' report is not consistent with the Group accounts, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We read other information contained in the annual report and consider whether it is consistent with the audited Group accounts. The other information comprises only the Directors' report, the unaudited part of the report on Directors' remuneration, the Chairman's statement, the Chief Executive's statement, the business review, the corporate governance statement and the other information listed on the contents page of the annual report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group accounts. Our responsibilities do not extend to any other information.

We review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

› Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the Group accounts, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group accounts.

› Opinion

In our opinion:

› the Group accounts give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 31 December 2005 and of its profit and cash flows for the year then ended; and

› the Group accounts have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Birmingham

27 February 2006

Consolidated income statement

For the year ended 31 December 2005

	Notes	2005 £m	2004 £m
Sales			
Continuing subsidiaries	2	**3,648**	3,481
Trading profit		***228***	*214*
Restructuring and impairment charges		***(98)***	*(262)*
Profits on sale of businesses		***1***	*24*
Changes in fair value of derivative financial instruments		***(33)***	*–*
Operating profit/(loss)	3	**98**	(24)
Share of post-tax earnings of continuing joint ventures and associated company	13	**10**	16
Interest payable		**(61)**	(69)
Interest receivable		**48**	23
Other net financing charges		**(22)**	(29)
Net financing costs	4	**(35)**	(75)
Profit/(loss) before taxation from continuing operations		**73**	(83)
Taxation	5	**(14)**	(32)
Profit/(loss) after taxation from continuing operations		**59**	(115)
Discontinued operations			
Share of post-tax earnings of joint ventures	6	**–**	62
Profit on disposal of joint ventures after taxation	6	**–**	825
Profit after taxation from discontinued operations		**–**	887
Profit for the year		**59**	772
Profit attributable to minority interests		**4**	3
Profit attributable to equity shareholders		**55**	769
		59	772

	Notes	2005	2004
Earnings per share – p			
Total	7		
Basic		**7.7**	105.0
Diluted		**7.6**	104.4
Continuing operations	7		
Basic		**7.7**	(16.1)
Diluted		**7.6**	(16.0)

Consolidated statement of recognised income and expense

For the year ended 31 December 2005

	Notes	2005 £m	2004 £m
Currency variations		77	(54)
Derivative financial instruments		(23)	24
Unrealised (loss)/gain arising on change in status of equity accounted investments		(3)	2
Actuarial losses on post-employment obligations including tax:			
Subsidiaries		(49)	(51)
Joint ventures		(1)	(7)
Deferred tax on non-qualifying assets		1	1
Amounts arising from the acquisition of minority interest		4	–
Net profits/(losses) not recognised in income statement		6	(85)
Profit for the year		59	772
Total recognised income for the year		65	687
Adjustment in respect of the adoption of IAS 39	28	17	–
		82	687
Total recognised income for the year attributable to:			
Equity shareholders		58	686
Minority interests		7	1
		65	687

Consolidated balance sheet

At 31 December 2005

	Notes	2005 £m	2004 £m
Assets			
Non-current assets			
Intangible assets – goodwill	11	**241**	208
– other	11	**54**	40
Property, plant and equipment	12	**1,364**	1,286
Investments in joint ventures	13	**81**	94
Other receivables and investments including loans to joint ventures	14	**21**	23
Deferred tax assets	26	**172**	206
		1,933	1,857
Current assets			
Inventories	15	**467**	448
Trade and other receivables	16	**566**	576
Derivative financial instruments	24	**12**	1
Cash and cash equivalents	17	**724**	860
		1,769	1,885
Assets held for sale	20	**38**	–
Total assets		**3,740**	3,742
Liabilities			
Current liabilities			
Borrowings	21	**(47)**	(54)
Derivative financial instruments	24	**(34)**	(6)
Trade and other payables	18	**(795)**	(796)
Current income tax liabilities	19	**(109)**	(128)
Provisions	25	**(57)**	(30)
		(1,042)	(1,014)
Liabilities associated with assets held for sale	20	**(16)**	–
		(1,058)	(1,014)
Non-current liabilities			
Borrowings	21	**(734)**	(741)
Deferred tax liabilities	26	**(60)**	(84)
Other payables	18	**(24)**	(17)
Provisions	25	**(78)**	(97)
Post-employment obligations	31	**(885)**	(854)
		(1,781)	(1,793)
Total liabilities		**(2,839)**	(2,807)
Net assets		**901**	935
Shareholders' equity			
Ordinary share capital	27, 28	**370**	368
Share premium account	28	**23**	15
Treasury shares	28	**(60)**	(30)
Retained earnings	28	**553**	621
Other reserves	28	**(11)**	(69)
Total shareholders' equity		**875**	905
Minority interest – equity	28	**26**	30
Total equity		**901**	935

The financial statements on pages 38 to 82 were approved by the Board of Directors and authorised for issue on 27 February 2006. They were signed on its behalf by:

Roy Brown, Kevin Smith, Nigel Stein, Directors

Consolidated cash flow statement

For the year ended 31 December 2005

	Notes	2005 £m	2004 £m
Cash flows from operating activities			
Cash generated from operations	30	**308**	191
Interest received		**48**	21
Interest paid		**(62)**	(67)
Tax paid		**(35)**	(47)
Dividends received from joint ventures – continuing		**6**	8
– discontinued		**–**	2
		265	108
Cash flows from investing activities			
Purchase of property, plant and equipment and intangible assets		**(229)**	(195)
Proceeds from sale of property, plant and equipment		**9**	7
Acquisition of subsidiaries (net of cash acquired)	29	**(51)**	(15)
Acquisition of joint ventures		**–**	(8)
Proceeds from sale of subsidiaries and businesses	3c	**1**	29
Proceeds from sale of joint ventures – discontinued		**–**	1,039
Investment loans and capital contributions		**2**	(1)
		(268)	856
Cash flows from financing activities			
Net proceeds from issue of ordinary share capital	27	**10**	2
Purchase of treasury shares	27	**(30)**	(30)
Net proceeds from issue of new loans		**8**	471
Finance lease payments		**(3)**	(1)
Repayment of borrowings		**(29)**	(598)
Dividends paid to shareholders	8	**(86)**	(86)
Dividends paid to minority interests		**–**	(1)
		(130)	(243)
Currency variations on cash and cash equivalents		**3**	(3)
Movement in cash and cash equivalents		**(130)**	718
Cash and cash equivalents at 1 January		**827**	109
Cash and cash equivalents at 31 December	30	**697**	827

Unless otherwise noted, cash flow arises from continuing operations. Cash inflows from government capital grants of £4 million (2004 – £2 million) have been offset against purchases of property, plant and equipment and intangible assets.

For the purposes of presenting the cash flow statement the components of cash and cash equivalents are offset. A reconciliation between the cash flow and balance sheet presentation is shown in note 30.

1 Accounting policies and presentation

The Group's key accounting policies that have been applied under IFRS are summarised below.

Basis of preparation and consolidation

The Group consolidated financial statements are for the 12 months ended 31 December 2005. These consolidated financial statements have been prepared in accordance with the Companies Act 1985 as applicable to companies reporting under IFRS and those IFRS standards and IFRIC interpretations issued and effective and endorsed by the European Union as at the time of preparing these statements.

The Group's IFRS transition balance sheet as at 1 January 2004 was prepared in accordance with the accounting policies set out in this note where those policies were applicable at that date. The primary areas where policies set out below were not applicable to the Group's transition to IFRS were those in respect of Financial Instruments as governed by IAS 39 'Financial Instruments: Recognition and Measurement'. Full details of the impact on the Group's financial results and position as a consequence of the transition to IFRS are set out in note 37 to these financial statements.

The Group financial statements consolidate the financial statements of the Company and its subsidiaries unless the Group is restricted in the extent to which it can exercise control over those subsidiaries either as a result of contractual or commercial restrictions. In these instances the Group's investment in those subsidiaries is carried at its estimated fair value. Intra-group transactions and balances and any unrealised gains and losses arising from intra-group transactions are eliminated on consolidation.

The results of subsidiaries acquired or sold during the year are included in the consolidated income statement from the date of acquisition or to the date of disposal. All business combinations are accounted for by the purchase method. Profits and losses on the realisation of currency net investments include the accumulated net exchange differences that have arisen on the retranslation of the currency net investments since 1 January 2004 up to the date of realisation.

The profit or loss on discontinued operations comprises the after tax results up to the date of disposal or discontinuance and the profit and loss on the disposal or closure where businesses are sold or closed by the date on which the financial statements are approved. A discontinued operation is a business or businesses that have either been disposed of or satisfies the criteria to be classified as held for sale and that represents either a material line of business within the Group or within one of its divisions or a primary geographical area of operation. Where businesses fall to be treated as discontinued in the current year the comparative data is reclassified to reflect those businesses as discontinued. Minority interests represent the portion of shareholders' equity attributable to third party shareholders not belonging to the Group.

Presentation of income statement

IFRS is not prescriptive as to the format of the income statement. The format used by the Group, in arriving at the results of continuing operations, in these financial statements is explained below.

Sales shown in the income statement are those of continuing subsidiary companies only.

Operating profit is the pre-finance profit of continuing subsidiary companies and, in order to achieve consistency and comparability, is analysed to show separately the results of normal trading performance and individually significant charges and credits. Such items arise because of their size or nature and, in 2005, comprise:

- charges relating to the Group's strategic restructuring programme announced in 2004;
- the impact of the annual goodwill impairment review;
- asset impairment and restructuring charges which arise from events which are significant to any reportable segment;
- profits or losses on businesses sold or closed which do not meet the definition of discontinued operations and which the Group views as capital rather than revenue in nature, and
- changes in the fair value of derivative financial instruments between the opening and closing balance sheets.

The Group's post-tax share of joint venture profits is shown as a separate component of profit before tax.

Net financing costs are analysed to show separately interest payable, interest receivable and the net of interest payable on post-employment obligations and the expected return on pension scheme assets.

Foreign currencies

Subsidiaries, joint ventures and associates account in the currency of their primary economic environment of operation, determined having regard to the currency which mainly influences sales revenue and input costs. Non-sterling results and cash flows are translated to sterling at average exchange rates. Transactions of subsidiaries are translated at exchange rates approximating to the rate ruling on the date of the transaction except in the case of material transactions where actual spot rate may be used if it more accurately reflects the underlying substance of the transaction. Where practicable, transactions involving foreign currencies are protected by forward contracts. Assets and liabilities in foreign currencies are translated at the exchange rates ruling at the balance sheet date.

Financial instruments

Listed investments and other financial assets held for sale are measured at fair value at each period end. Changes in the fair value are recognised in the income statement.

Derivative financial instruments including forward foreign exchange contracts are taken out by the Group to manage its exposure to (i) changes in the fair value of recognised assets and liabilities, (ii) risk associated with the variability in cash flows in relation to both recognised assets or liabilities or forecast transactions and (iii) changes in the value of the Group's net investment in overseas operations. All derivative financial instruments are measured at the balance sheet date at their fair value.

Where derivative financial instruments are not designated as or not determined to be effective hedges any gain or loss on the re-measurement of the fair value of the instrument at the balance sheet date is taken to the income statement. Where derivative financial instruments are held as and are effective as hedges against the fair value changes in recognised assets and liabilities, re-measurement gains and losses on the instrument are matched against the re-measurement gain or loss on the recognised asset and liability in the income statement. Re-measurement gains and losses on derivative financial instruments held as net investment hedges are recognised in equity via the statement of recognised income and expense until the instrument and the underlying hedged investment are sold, when the profit or loss arising is recognised in the income statement. Any derivative financial instruments no longer designated as effective hedges are restated at market value and any gains or losses are taken directly to the income statement.

Interest differentials resulting from the use of derivative financial instruments to hedge the Group's exposures to interest fluctuations are dealt with in the income statement.

Derivatives embedded in non-derivative host contracts are recognised at their fair value when the nature, characteristics and risks of the derivative are not closely related to the host contract. Gains and losses arising on the re-measurement of these embedded derivatives at each balance sheet date are taken to the income statement.

Borrowings are measured at their amortised cost unless they are matched by an associated effective hedging financial instrument in which case they are stated at their fair value.

Cash and cash equivalents comprise cash on hand and demand deposits and overdrafts together with highly liquid investments of less than three months maturity. Unless an enforceable right of set-off exists, the components of cash and cash equivalents are reflected on a gross basis in the balance sheet.

The carrying value of other financial assets and liabilities, including short-term receivables and payables, are stated at amortised cost less any impairment provision unless the impact of the time value of money is considered to be material.

Sales and revenue recognition
Sales and revenue from subsidiaries in continuing operations shown in the income statement exclude value added taxes and generally represent the invoiced value of goods and services charged to customers net of returns, early cash settlement discounts and rebates. Invoices are raised and revenue recognised when goods are despatched, services rendered or when the risks and rewards of ownership otherwise irrevocably passes to the customer and the collectability of the revenue is reasonably assured.

In Aerospace, on long-term development and/or supply contracts, revenues are recognised based on the value of work done at the achievement of predetermined contractual or other milestones embedded in the arrangements with the customer. Associated funded cost reduction programme costs are recognised in the income statement in line with the attributable overall linked customer contract.

Royalty and licence income is recognised on an accruals basis in accordance with relevant agreements and included within sales.

Intangible assets
All intangible assets, excluding goodwill arising on a business combination, are stated at their amortised cost or fair value less any provision for impairment.

Research and development costs
Research expenditure is written off as incurred.

Where development expenditure results in new or substantially improved products or processes and it is probable that recovery will take place, it is capitalised and amortised on a straight line basis over the product's life up to a maximum of seven years in Automotive and 15 years in Aerospace starting from the date on which serial production commences. Costs are capitalised as intangible assets unless physical assets, such as tooling, exist when they are classified as property, plant and equipment.

Computer software costs
Where computer software is not integral to an item of property, plant or equipment its costs are capitalised and categorised as intangible assets. Amortisation is provided on a straight line basis over its economic useful life which is in the range of three to five years.

Acquired intangible assets – business combinations
Intangible assets that are acquired as a result of a business combination including but not limited to customer contracts, order backlog, intellectual property rights, patents and know-how and that can be separately measured at fair value on a reliable basis, are separately recognised on acquisition at their fair value. Amortisation is charged on a straight line basis to the income statement over their expected useful lives.

Goodwill – business combinations
Goodwill arising on consolidation consists of the excess of the fair value of the consideration over the fair value of the identifiable intangible and tangible assets net of the fair value of the liabilities including contingencies of businesses acquired at the date of acquisition. Goodwill in respect of business combinations of subsidiaries is recognised as an intangible asset. Goodwill arising on the acquisition of a joint venture or associated undertaking is included in the carrying value of the investment.

Where negative goodwill arises, following re-assessment of fair values, it is credited to the income statement in the period in which the acquisition is made.

Goodwill is carried at cost less any recognised impairment losses that arise from annual assessment of its carrying value. To the extent that the carrying value exceeds the value in use, determined from estimated discounted future net cash flows or recoverable amount, goodwill is written down to the value in use and an impairment charge is recognised in the income statement.

Property, plant and equipment
Cost
Property, plant and equipment are valued at cost or valuation less accumulated depreciation and impairment charges. Cost comprises the purchase price plus costs directly incurred in bringing the asset into use but excludes interest.

Where freehold and long leasehold properties were carried at a valuation at 23 March 2000, these values have been retained as book values and therefore deemed cost at the date of the IFRS transition.

Where assets are in the course of construction at the balance sheet date they are classified as capital work in progress. Transfers are made to other asset categories when they are available for use.

1 Accounting policies and presentation continued

Depreciation

Depreciation is not provided on freehold land or assets in the course of construction. In the case of all other categories of asset, depreciation is provided on a straight line basis over the course of the financial year.

Depreciation is applied to specific classes of asset so as to reduce them to their residual values over their estimated useful lives, which are reviewed annually.

The range of main rates of depreciation used are:

	Years
Freehold buildings	up to 50
Steel powder production plant	18
General plant, machinery, fixtures and fittings	6 to 15
Computers	3 to 5
Commercial vehicles and cars	4 to 5

Leasehold properties are amortised by equal annual instalments over the period of the lease or 50 years, whichever is the shorter.

Leased assets

Where fixed assets are financed by leasing arrangements which give rights approximating to ownership, the assets are treated as if they had been purchased and the capital element of the leasing commitment is shown as obligations under finance leases. The rentals payable are apportioned between interest, which is charged to the income statement, and capital which reduces the outstanding obligation. Operating lease rentals are charged to the income statement as incurred over the lease term.

Impairment of non-current assets

All non-current assets are tested for impairment when events occur or circumstances indicate that their carrying values might be impaired. Goodwill, capitalised development costs and acquired intangibles are subject to annual impairment tests. Impairments arising are charged to the income statement.

Joint ventures and associated companies

Joint ventures, although not subsidiaries, are those businesses in which the Group has a long-term interest and is able to exercise joint control with its partners under a contractual arrangement. Associates are those businesses in which the Group has a long-term interest and is able to exercise significant influence through its representation on the board of directors.

The post-tax results of joint ventures and associates are included in the income statement before profit before taxation.

In the consolidated balance sheet the investment is carried as a non-current asset at the share of the joint venture's or associate's equity including any goodwill arising on the Group's acquisition of its interest.

Inventories

Inventories are valued on a FIFO or weighted average cost basis at the lower of cost and estimated net realisable value, due allowance being made for obsolete or slow-moving items. Cost includes the relevant proportion of works overheads assuming normal levels of activity.

Deferred taxation

Full provision is made for deferred tax on all temporary timing differences resulting from the difference between the carrying value of an asset or liability and its tax base.

Deferred tax assets are recognised to the extent that it is probable that the deferred tax asset will be recovered in future.

No deferred tax is recognised on the unremitted profits of overseas branches, subsidiaries and joint ventures except to the extent that the parent is unable to control the timing of any future profit remittances by the overseas entity and it is probable that a future remittance will take place.

Pensions and post-employment benefits

The Group's pension arrangements comprise various defined benefit and defined contribution schemes throughout the world. In the UK and in certain overseas companies pension arrangements are made through externally funded defined benefit schemes, the contributions to which are based on the advice of independent actuaries or in accordance with the rules of the schemes. In other overseas companies funds are retained within the business to provide for retirement obligations.

The Group also operates a number of defined contribution and defined benefit arrangements which provide certain employees with defined post-employment healthcare benefits.

The Group accounts for all post-employment defined benefit schemes through full recognition of the schemes' surpluses or deficits on the balance sheet at the end of each year. Actuarial gains and losses are included in the statement of recognised income and expense. Current and past service costs, curtailments and settlements are recognised within operating profit. Returns on scheme assets and interest on obligations are recognised as a component of net financing costs.

For defined contribution arrangements the cost charged to the income statement represents the Group's contributions to the relevant schemes in the period in which they fall due.

Share-based payments

Share-based incentive arrangements are provided to employees under the Group's share option, incentive and other share award schemes. Share options granted to employees and share-based arrangements put in place since 7 November 2002 are valued at the date of grant or award using an appropriate option pricing model and are charged to operating profit over the performance or vesting period of the scheme. The annual charge is modified to take account of shares forfeited by employees who leave during the performance or vesting period and, in the case of non-market related performance conditions, where it becomes unlikely the option will vest.

Government grants

Grants receivable from governments or similar bodies are credited to the balance sheet in the period in which the conditions relating to the grant are met. Where they relate to specific assets they are amortised on a straight line basis over the same period as the asset is depreciated. Where they relate to revenue expenditure and/or non-asset criteria they are taken to the income statement to match the period in which the expenditure is incurred and criteria met.

Treasury shares

GKN shares which have been purchased and not cancelled are held as treasury shares and deducted from shareholders' equity.

Dividends

The annual final dividend is not provided for until approved at the Annual General Meeting whilst interim dividends are charged in the period they are paid.

› 2 Segmental analysis

The Group is managed by type of business. Segmental information is provided having regard to the nature of the goods and services provided and the markets served.

Primary reporting format – business segments

For the year ended 31 December 2005	Notes	Automotive Driveline £m	Automotive Powder Metallurgy £m	Automotive Other Automotive £m	OffHighway £m	Aerospace £m	Corporate and unallocated £m	Total £m
Sales		1,993	588	130	310	627	–	3,648
EBITDA		237	40	5	28	80	(10)	380
Depreciation and impairment charges		(79)	(27)	(7)	(8)	(21)	–	(142)
Amortisation of intangible assets		(4)	(1)	–	–	(5)	–	(10)
Trading profit/(loss)	3a	154	12	(2)	20	54	(10)	228
Restructuring costs	3b	(46)	(28)	–	(2)	–	(1)	(77)
Other impairments	3b	(11)	–	(10)	–	–	–	(21)
Profits on sale of businesses	3c	–	–	–	–	1	–	1
Changes in fair value of derivative financial instruments	3d	(22)	1	–	(1)	(11)	–	(33)
Operating profit/(loss)		75	(15)	(12)	17	44	(11)	98
Share of post-tax earnings of joint ventures		9	–	1	–	–	–	10
Segment assets								
Goodwill		79	27	–	25	110	–	241
Investments in joint ventures		64	–	16	1	–	–	81
Derivative financial instruments		4	1	–	1	6	–	12
Other assets		1,287	508	79	169	459	8	2,510
Unallocated assets:								
Cash and cash equivalents		–	–	–	–	–	724	724
Deferred tax assets		–	–	–	–	–	172	172
Total assets		1,434	536	95	196	575	904	3,740
Segment liabilities								
Derivative financial instruments		(10)	–	–	(2)	(12)	(10)	(34)
Other liabilities		(878)	(177)	(143)	(143)	(372)	(142)	(1,855)
Unallocated liabilities:								
Borrowings		–	–	–	–	–	(781)	(781)
Current tax liabilities		–	–	–	–	–	(109)	(109)
Deferred tax liabilities		–	–	–	–	–	(60)	(60)
Total liabilities		(888)	(177)	(143)	(145)	(384)	(1,102)	(2,839)
Other segment items								
Capital expenditure:								
Property, plant and equipment		115	43	14	10	32	–	214
Intangibles		5	–	–	1	17	–	23
Other non-cash expenses		–	–	–	–	–	1	1

All business segments shown above are continuing. EBITDA is earnings before interest, tax, depreciation and amortisation. Other non-cash expenses represents the £1 million annual charge in respect of share-based payments. Allocation of this charge across the segments is as follows: Driveline £0.4 million, Powder Metallurgy £0.1 million, Aerospace £0.2 million and Corporate £0.3 million.

2 Segmental analysis continued

Primary reporting format – business segments

For the year ended 31 December 2004	Notes	Automotive Driveline £m	Automotive Powder Metallurgy £m	Automotive Other Automotive £m	OffHighway £m	Aerospace £m	Corporate and unallocated £m	Total £m
Sales		1,899	590	136	287	569	–	3,481
EBITDA		240	47	17	26	66	(11)	385
Depreciation and impairment charges		(81)	(40)	(9)	(8)	(23)	–	(161)
Amortisation of intangible assets		(3)	(2)	–	–	(5)	–	(10)
Trading profit	3a	156	5	8	18	38	(11)	214
Restructuring costs	3b	(36)	(44)	–	(6)	(11)	(3)	(100)
Other impairments	3b	–	(162)	–	–	–	–	(162)
Profits on sale of businesses	3c	–	–	–	23	1	–	24
Changes in fair value of derivative financial instruments	3d	–	–	–	–	–	–	–
Operating profit/(loss)		120	(201)	8	35	28	(14)	(24)
Share of post-tax earnings of joint ventures and associate		15	–	1	–	–	–	16
Segment assets								
Goodwill		62	24	–	23	99	–	208
Investments in joint ventures		76	–	17	1	–	–	94
Derivative financial instruments		–	–	–	–	–	1	1
Other assets		1,207	495	80	161	400	30	2,373
Unallocated assets:								
Cash and cash equivalents		–	–	–	–	–	860	860
Deferred tax assets		–	–	–	–	–	206	206
Total assets		1,345	519	97	185	499	1,097	3,742
Segment liabilities								
Derivative financial instruments		–	–	–	–	–	(6)	(6)
Other liabilities		(864)	(161)	(137)	(146)	(352)	(134)	(1,794)
Unallocated liabilities:								
Borrowings		–	–	–	–	–	(795)	(795)
Current tax liabilities		–	–	–	–	–	(128)	(128)
Deferred tax liabilities		–	–	–	–	–	(84)	(84)
Total liabilities		(864)	(161)	(137)	(146)	(352)	(1,147)	(2,807)
Other segment items								
Capital expenditure:								
Property, plant and equipment		101	54	2	10	19	1	187
Intangibles		5	–	–	1	9	–	15
Other non-cash expenses		1	1	–	–	1	–	3

All business segments shown above are continuing. Discontinued activities in 2004 were the Group's joint venture investments in Aerospace companies which contributed £62 million of post-tax earnings in the year and a further £825 million post-tax profit on their disposal.

Intra-group sales, which are priced on an 'arms length' basis, between both segments and regions are not significant. The analyses of operating profit by business include an allocation, based on their nature, of costs incurred centrally in the United Kingdom and United States of America. Unallocated costs represent corporate expenses. Segment assets comprise all non-current and current assets (as per the balance sheet presented on page 40) but exclude deferred tax assets and cash and cash equivalents. Segment liabilities include trade and other payables, provisions and post-employment obligations but exclude borrowings and taxation liabilities. Cash and cash equivalents and borrowings are not allocated to specific segments as these resources are managed centrally and no business in any segment has sufficient autonomy to manage these resources. Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

Secondary reporting format – by geographic region

	Sales		Segment assets		Capital expenditure	
	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m
Continuing operations						
Europe	**1,622**	1,615	**1,278**	1,282	**115**	115
Americas	**1,479**	1,345	**1,123**	947	**81**	58
Rest of the World	**547**	521	**435**	416	**41**	28
Corporate and unallocated	**–**	–	**904**	1,097	**–**	1
	3,648	3,481	**3,740**	3,742	**237**	202

The sales analysis in the above table is based on the location of the customer.

› 3 Operating profit

The analysis of the components of operating profit is shown below:

a) Trading profit

	2005 £m	2004 £m
Sales by subsidiaries (note i)	**3,648**	3,481
Operating costs and other income		
Change in stocks of finished goods and work in progress	**18**	–
Raw materials and consumables	**(1,380)**	(1,211)
Staff costs (note 9)	**(1,115)**	(1,090)
Reorganisation costs (note ii):		
Redundancy and other employment amounts	**1**	(5)
Impairment of property	**(4)**	–
Depreciation and impairment of property, plant and equipment:		
Depreciation of owned assets	**(135)**	(158)
Depreciation of assets under finance leases	**(2)**	(3)
Impairment of plant and equipment	**(1)**	–
Amortisation of intangible assets	**(10)**	(10)
Operating lease rentals payable:		
Plant and equipment	**(14)**	(17)
Property	**(18)**	(16)
Research and development expenditure	**(88)**	(91)
Impairment of trade receivables	**(6)**	(3)
Amortisation of government grants	**2**	3
Net exchange differences on foreign currency transactions	**4**	–
Other costs (note iii)	**(672)**	(666)
	(3,420)	(3,267)
Trading profit	**228**	214

i) Sales by subsidiaries includes sales of goods £3,494 million (2004 – £3,338 million), sales of services £151 million (2004 – £139 million) and royalty income £3 million (2004 – £4 million).

ii) Reorganisation costs shown above reflect on-going actions in the ordinary course of business to reduce costs and improve productivity in continuing operations. They include the impact of restructuring actions at GKN Driveline Torque Technology KK which involved announced headcount reductions (£1 million), property impairments (£4 million) relating to site rationalisations and a pension settlement credit of £7 million arising from the negotiated withdrawal from a multi-employer defined benefit pension scheme. The pension settlement credit arises from a provision originally established in the fair value acquisition balance sheet. Other redundancy costs in the year amounted to £5 million (2004 – £5 million).

3 Operating profit continued

iii) Auditors' remuneration, including expenses, was £3.5 million (2004 – £3.2 million) and are included in Other costs above. Non-audit fees payable to PricewaterhouseCoopers LLP are subject to review by the Audit Committee and the policy for using auditors for non-audit work is set out in the corporate governance statement on page 92. The total payable to PricewaterhouseCoopers LLP worldwide in respect of such fees is analysed below:

	2005 £m	2004 £m
Tax compliance	**0.5**	0.3
Tax advice	**0.2**	0.6
IFRS and other advice	**0.9**	0.7
	1.6	1.6

b) Restructuring and impairment charges

	2005			2004		
	Restructuring £m	Other impairments £m	Total £m	Restructuring £m	Other impairments £m	Total £m
Restructuring and impairment charges						
Goodwill impairment	**–**	**(11)**	**(11)**	(10)	(102)	(112)
Tangible fixed asset impairment	**(35)**	**(10)**	**(45)**	(51)	(60)	(111)
Other asset write-downs	**(1)**	**–**	**(1)**	(2)	–	(2)
	(36)	**(21)**	**(57)**	(63)	(162)	(225)
Redundancy costs net of post-employment curtailments	**(28)**	**–**	**(28)**	(23)	–	(23)
Other reorganisation costs	**(13)**	**–**	**(13)**	(14)	–	(14)
	(77)	**(21)**	**(98)**	(100)	(162)	(262)

Restructuring

During 2005, the Group continued to deploy its strategic reorganisation programme, first announced in March 2004, that involves the migration of Driveline production capacity from high cost to low cost/high growth economies, actions in support of the recovery in Powder Metallurgy and the realignment and reduction of production capacity and overhead costs in other areas of the business. Charges recognised in the year in respect of this programme amount to £77 million which comprises asset impairment charges of £36 million, redundancy costs of £28 million (net of post-employment curtailments, £5 million) and other reorganisation costs of £13 million. An analysis by segment and description of the charges is set out below:

	2005				2004
	Asset impairments £m	Redundancy £m	Reorganisation costs £m	Total £m	Total £m
Driveline	**10**	**25**	**11**	**46**	36
Powder Metallurgy	**26**	**1**	**1**	**28**	44
OffHighway	**–**	**1**	**1**	**2**	6
Aerospace	**–**	**–**	**–**	**–**	11
Corporate	**–**	**1**	**–**	**1**	3
	36	**28**	**13**	**77**	100

Restructuring charges in Driveline in 2005 arise as a consequence of the announced closures of three manufacturing plants, two in North America and one in Western Europe, and the continued reduction in the level of fixed cost headcount in plants primarily in the Driveline European operations. The costs charged as incurred or provided for in operating profit and separately identified as restructuring costs include the costs of committed and contractual severance and other employee related exit benefits; post-employment augmentations and curtailments, provisions in respect of onerous lease, property and other contracts, asset impairment charges in respect of plant and machinery not transferable to other facilities, the write-down of surplus properties to their estimated realisable value and impairment of dedicated consumable inventories. Incremental costs borne by the Group as a consequence of dedicated restructuring and transition teams is also charged to restructuring. In addition, in respect of the closure of the Driveline Western European facility, the costs incurred by the Group in the period from announcement to formal agreement of the Social Plan have been treated as directly attributable to the restructuring as the workforce effectively withdrew their labour whilst on full pay resulting in the immediate curtailment of production. Customer demand in the period was satisfied by other production facilities.

Powder Metallurgy charges arise as a consequence of the Board approved closure of five plants. These actions remain broadly in line with the original plans though do include an extension to the original scale and constitution of the programme. Charges comprise property and plant and equipment impairments of £26 million and the cost of redundancies where irrevocable external announcements had been made by 31 December 2005 and actions had commenced.

OffHighway charges spent and provided represent plant closure and facility rationalisation costs, including onerous property lease costs. Corporate charges relate to the cost of rebasing central overheads and relate primarily to the reduction in headcount which gave rise to redundancy and pension augmentation charges.

Cash outflow in 2005 in respect of the 2005 and earlier years' restructuring actions amounts to £37 million (2004 – £21 million). Of this amount £1 million (2004 – £5 million) relates to the remaining spend on restructuring programmes commenced in earlier years and disclosed as exceptional items under UK GAAP.

2004 restructuring charges comprise asset impairments (£63 million); redundancy charges (£23 million) and reorganisation costs (£14 million). The analysis of 2004 restructuring by segment is set out in note 2.

Other impairments
In addition to impairment charges borne as a consequence of strategic reorganisation activities, a £21 million impairment charge has arisen in 2005 relating to the write-down of goodwill, property, plant and equipment at two automotive businesses where, as a consequence of current and future trading performance and projections, sufficient doubt exists over the recoverability of the assets. The impairment reviews were carried out with reference to both value in use and fair value recoverabilities. Further details regarding the goodwill impairment of £11 million is given in note 11. The remaining £10 million impairment to property, plant and equipment relates to a UK business within the Other Automotive segment where, during 2005, a decision was made to transfer certain production to a new Chinese facility. This fact and continued declining profitability has led to the significant impairment charge. In 2004, Other impairment charges were recognised in respect of the Powder Metallurgy business amounting to £162 million as a consequence of the annual impairment review.

c) Profits on sale of businesses

	2005 £m	2004 £m
Sale of Walterscheid Rohrverbindungstechnik GmbH	–	23
Other	1	1
	1	24

The profit recognised in 2005 reflects the cash receipt in respect of a contingent earnout arrangement on the 2004 disposal of an Aerospace business.

The primary 2004 transaction relates to the OffHighway disposal of its TCD (Tube Connecting) business to Eaton Corporation. 2004 transactions generated cash proceeds of £29 million.

d) Changes in the fair value of derivative financial instruments
IAS 39, which has been adopted for the first time from 1 January 2005, requires derivative financial instruments to be valued at the date of the balance sheet and any difference between that value and the intrinsic value of the instrument to be reflected in the balance sheet as an asset or liability. Any subsequent change in value is reflected in the income statement unless hedge accounting is achieved. Such movements do not affect cash flow or the economic substance of the underlying transaction and the Group has not attempted to achieve transactional hedge accounting in 2005. As a consequence, and to assist year-on-year comparison, the change in value has been identified as a separate element of operating profit. Details of the charges and credits to 2005 operating profit are set out in note 24.

Comparative information has not been presented in accordance with the IFRS 1 exemption governing restatement of comparative information on the adoption of IAS 39.

4 Net financing costs

	2005 £m	2004 £m
Interest payable:		
Short-term bank and other borrowings	(6)	(15)
Other loans repayable within five years	(5)	(4)
Loans repayable after five years	(49)	(48)
Finance leases	(1)	(2)
	(61)	(69)
Interest receivable:		
Short-term investments, loans and deposits	48	23
	48	23
Other net financing charges:		
Expected return on pension scheme assets	118	106
Interest on post-employment obligations	(140)	(135)
	(22)	(29)
Net financing costs	(35)	(75)

Included above in interest receivable are amounts earned in respect of an interest rate swaption £1 million (2004 – £1 million). This arrangement ended in 2005.

5 Taxation

Analysis of charge in year – continuing operations

	2005 £m	2004 £m
Current tax:		
Current year	51	48
Adjustments in respect of prior years	(35)	(35)
	16	13
Deferred tax	4	19
Tax on change in fair value of derivative financial instruments	(6)	–
Total tax charge for year	14	32
Overseas tax included above	28	32

Tax on items charged to equity

	2005 £m	2004 £m
Deferred tax on post-employment obligations	6	6
Deferred tax on non-qualifying assets	(1)	(1)

Tax reconciliation

	2005 £m	2004 £m
Profit/(loss) before taxation	**73**	(83)
Charges/(credits) included in operating profit:		
Restructuring and impairment charges	**98**	262
Profits on sale of businesses	**(1)**	(24)
Changes in fair value of derivative financial instruments	**33**	–
Share of post-tax earnings of continuing joint ventures and associated company	**(10)**	(16)
Adjusted profit before tax	**193**	139
Tax calculated at 30% standard UK corporate tax rate	**58**	41
Differences between UK and overseas corporate tax rates	**12**	12
Non-deductible and non-taxable items	**15**	5
Temporary differences not giving rise to deferred tax adjustment	**(13)**	2
Deferred tax charge in respect of post-employment obligations	**15**	12
Current year tax charge on ordinary activities	**87**	72
Adjustments in respect of prior years	**(47)**	(27)
Tax in respect of restructuring and impairment charges	**(20)**	(13)
Tax on derivative financial instruments	**(6)**	–
Total tax charge for the year	**14**	32

Tax on discontinued operations is set out in note 6.

› 6 Discontinued operations

There were no discontinued operations in the year.

In 2004, discontinued operations comprised the withdrawal from the Group's equity accounted joint venture activities in Aerospace following the sale of its 50% stakes in AgustaWestland NV and Aerosystems International Limited in November 2004 and August 2004, respectively. The Group's share of the post-tax earnings of these businesses to the date of disposal was £62 million being net of £24 million tax. The post-tax profit recognised on disposal was £825 million which attracted no tax and is shown in the table below.

	2005 £m	2004 £m
Sale of AgustaWestland NV	**–**	814
Sale of Aerosystems International Limited	**–**	11
	–	825

› 7 Earnings per share

Basic earnings per share

Basic earnings per share are calculated by dividing the profit attributable to equity shareholders by the weighted average number of Ordinary Shares in issue during the period, excluding Ordinary Shares purchased by the Company and held as treasury shares.

Diluted earnings per share

Diluted earnings per share are calculated by adjusting the weighted average number of Ordinary Shares outstanding to assume conversion of all dilutive potential Ordinary Shares. The Company has only one category of dilutive potential Ordinary Shares; share options.

The calculation is performed for the share options to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

7 Earnings per share continued

Earnings per share are computed as follows:

	2005			2004		
	Earnings £m	Weighted average number of shares m	Earnings per share p	Earnings £m	Weighted average number of shares m	Earnings per share p
Total Company						
Basic eps:						
Profit attributable to Ordinary Shareholders	**55**	**718.1**	**7.7**	769	732.6	105.0
Dilutive securities:						
Dilutive potential Ordinary Shares	**–**	**5.1**	**(0.1)**	–	3.7	(0.6)
Diluted eps	**55**	**723.2**	**7.6**	769	736.3	104.4
Continuing operations						
Basic eps:						
Profit/(loss) attributable to Ordinary Shareholders	**55**	**718.1**	**7.7**	(118)	732.6	(16.1)
Dilutive securities:						
Dilutive potential Ordinary Shares	**–**	**5.1**	**(0.1)**	–	3.7	0.1
Diluted eps	**55**	**723.2**	**7.6**	(118)	736.3	(16.0)
Discontinued operations						
Basic eps:						
Profit attributable to Ordinary Shareholders	**–**	**718.1**	**–**	887	732.6	121.1
Dilutive securities:						
Dilutive potential Ordinary Shares	**–**	**5.1**	**–**	–	3.7	(0.7)
Diluted eps	**–**	**723.2**	**–**	887	736.3	120.4

Adjusted earnings per share – total Company

Earnings per share before restructuring and impairment charges, profits on sale of businesses and the changes in fair value of derivative financial instruments, which the Directors consider gives a useful additional indicator of underlying performance, is calculated on earnings for the period adjusted as follows:

	2005		2004	
	£m	p	£m	p
Profit attributable to equity shareholders	**55**	**7.7**	769	105.0
Charges/(credits) included in operating profit:				
Restructuring and impairment charges	**98**	**13.6**	262	35.8
Profits on sale of businesses (continuing and discontinued)	**(1)**	**(0.1)**	(849)	(115.9)
Changes in fair value of derivative financial instruments	**33**	**4.5**	–	–
Taxation on charges/(credits) included in operating profit (note 5)	**(26)**	**(3.6)**	(13)	(1.8)
Adjusted earnings attributable to equity shareholders	**159**	**22.1**	169	23.1
Diluted adjusted earnings per share attributable to equity shareholders		**22.0**		23.0

> 8 Dividends

	2005 £m	2004 £m
Equity dividends paid in the year		
Previous year final: 8.0p (2004 – 7.8p) per share	**58**	58
Current year interim: 4.0p (2004 – 3.9p) per share	**28**	28

In addition, the Directors are proposing a final dividend in respect of the financial year ending 31 December 2005 of 8.2p per share, at a cost of £59 million. It will be paid on 17 May 2006 to shareholders who are on the register of members at close of business on 21 April 2006.

> 9 Employees including Directors

Employee benefit expense for the Group during the year	2005 £m	2004 £m
Wages and salaries	**928**	901
Social security costs	**150**	149
Post-employment costs	**36**	37
Equity-settled share-based payments	**1**	3
	1,115	1,090

Average monthly number of employees (including Executive Directors)	2005 Number	2004 Number
By business		
Driveline	**19,617**	18,694
Powder Metallurgy	**7,402**	7,924
Other Automotive	**1,445**	1,559
OffHighway	**2,496**	2,605
Aerospace	**5,899**	5,645
Central	**188**	176
Total	**37,047**	36,603

Key management

The key management of the Group comprises GKN plc Board Directors and the members of the Group's Executive Committee during the year and their aggregate compensation is shown below. Details of Directors' remuneration are contained in the report of the Remuneration Committee on pages 95 to 103.

Key management compensation	2005 £m	2004 £m
Salaries and short-term employee benefits	**3.6**	3.5
Post-employment benefits	**0.8**	0.8
Termination benefits	**0.5**	0.5
Share-based benefits	**0.5**	0.4
	5.4	5.2

› 9 Employees including Directors continued

Salaries and short-term employee benefits comprises annual salary, benefits in kind and amounts accrued in respect of short-term variable remuneration schemes. Details of the Directors' short-term variable remuneration schemes are set out in the remuneration report. Other members of key management participate in schemes based on the achievement of profit and cash targets and which are payable in cash. The amount outstanding to key management at 31 December 2005 in respect of annual short-term variable remuneration was £1 million (2004 – £1 million). Post-employment benefits represent the charge to trading profit under IAS 19 attributable to key management arising in the year and the attributable cost of post-employment medical benefits. Termination benefits include redundancy, pension augmentations and ex gratia payments arising in connection with loss of office and termination of employment with the Group. Share-based payments represents the annual charge attributable to key management in respect of their participation in the Group's share-based remuneration arrangements; details of the nature of these arrangements are set out in note 10 and in the remuneration report. Total awards made or shares granted in the year to key management in respect of these arrangements were:

	2005		2004	
	Number of instruments 000s	Weighted average exercise price p	Number of instruments 000s	Weighted average exercise price p
Executive Options	**891**	**253.5**	1,343	219.0
Long Term Incentive Plan	**613**	**–**	680	–
Bonus Co-Investment Plan	**27**	**–**	13	–

No members of key management exercised any options during the year.

› 10 Share-based payments

The Group has granted options over shares to employees for a number of years under different schemes. Where grants were made after 7 November 2002 they have been accounted for as required by IFRS 2 'Share-based Payments'. As permitted by the transitional arrangements of that standard, awards made before that date have not been so accounted. All options have been valued at the date of grant by an independent third party using a Monte Carlo model which uses the same principle as a binomial model.

Details of awards made since 7 November 2002 are:

a) Employee Sharesave Scheme

In September 2003 the Company awarded options to UK employees under an approved Sharesave scheme the terms of which were that the employee entered into regular savings commitment up to a maximum of £250 per month for a three year period. The cumulative savings were then used to acquire options over a number of shares at a 10% discount to market price at the date of grant. There were no performance conditions but, in general, the employee must remain in employment for the three year period. Inputs to the valuation model were: option price 229p, volatility 38%, expected dividend yield 4.3%, risk free interest rate 4.49%, and a term of 3.25 years.

b) Executive Share Option Schemes (ESOS)

Awards were made to Directors and certain senior employees in March 2003 under the 2001 scheme and in September 2004 and April 2005 under the 2004 scheme. Under both schemes options were granted with a fixed exercise price equal to the market price at the date of grant and subject to meeting performance conditions over a three year period. In the case of the 2001 scheme, the performance condition was based on earnings per share (EPS) growth whilst under the 2004 scheme the condition is based on total shareholder return (TSR) compared with that of comparator companies. Under the 2001 scheme only, where the performance condition is not satisfied in full after the first three years, retesting is carried out each year up to six years from the date of grant. Inputs to the valuation model were: option price 163p to 256.9p, volatility 34% to 38%, expected dividend yield 4.6% to 6.2%, risk free interest rate 4.28% to 4.92% and expected terms of 6.4 years to 6.7 years. The EPS target for the 2003 award was not achieved and, as a consequence, the provision of £2 million in respect thereof at 31 December 2004 was released to trading profit in 2005.

c) Long Term Incentive Plans (LTIP)

Awards were made to Directors and certain senior employees in March 2003 under the 2001 scheme and in September 2004 under the 2004 scheme. In April 2005 awards were made to Directors under the 2004 scheme. Under both schemes, options were granted subject to TSR performance over a three year period compared with a comparator group. There is no retest facility under either scheme. Inputs to the valuation model were: option price nil, volatility 34% to 39%, expected dividend yield 4.6% to 6.2%, risk free interest rate 4.05% to 4.92% and a term of 3 years to 4 years 9.5 months.

Further details of both ESOS and LTIP schemes are given in the remuneration report on pages 96 and 97.

d) Bonus Co-Investment Plan

Under the Bonus Co-Investment Plan, certain senior employees (excluding Directors) are entitled to use up to 10% of their gross short-term annual bonus potential to purchase shares in the Company at market price. Provided they remain in employment for three years and the shares are retained for that period, the Company matches those shares. For shares purchased by employees in 2004 the match was on a two for one basis and in 2005 was two and a half for one. In addition, in 2005 there is a further one for one match if certain profit targets are achieved. All shares under the scheme are purchased in the open market. Inputs to the valuation model were: option price nil, volatility, where applicable, 37%, expected dividend yield 4.9% to 5.4%, risk free interest rate, where applicable, 4.94% and a term of 3 years.

The expected volatility is based on historical volatility over a period commensurate with the term of the awards. The risk free interest rate is the rate obtainable from government securities over the expected life of the equity incentive.

Shares granted under each award were:

Scheme	Date of grant	Number of shares 000s	Contractual life of options years
Employee sharesave	18/9/03	1,880	3
Executive options	19/3/03	7,735	10
	16/9/04	5,550	10
	5/4/05	4,203	10
Long Term Incentive Plan	19/3/03	1,158	3
	19/3/03	2,545	10
	16/9/04	1,133	3
	16/9/04	2,006	10
	5/4/05	613	10
Bonus Co-Investment Plan	10/8/04	675	3
	21/4/05	1,151	3

A reconciliation of option movements over the year to 31 December 2005 is shown below:

	2005		2004	
	Number 000s	**Weighted average exercise price**	Number 000s	Weighted average exercise price
Outstanding at 1 January	**35,214**	**224.04**	35,635	223.97
Granted	**4,083**	**254.06**	5,457	219.09
Forfeited	**(9,299)**	**240.93**	(4,320)	242.57
Exercised	**(4,794)**	**212.44**	(1,558)	153.85
Expired	**–**	**–**	–	–
Outstanding at 31 December	**25,204**	**224.87**	35,214	224.04
Exercisable at 31 December	**224**	**247.90**	489	152.91

For options outstanding at 31 December the range of exercise prices and weighted average contractual life is shown in the following table:

	2005		2004	
Range of exercise price	**Number of shares 000s**	**Contractual weighted average remaining life**	Number of shares 000s	Contractual weighted average remaining life
130p-180p	**6,595**	**7.208**	7,614	7.750
215p-230p	**8,825**	**5.675**	17,959	4.624
240p-260p	**6,575**	**7.707**	3,392	6.750
261p-280p	**220**	**1.181**	2,414	1.308
300p-335p	**2,989**	**6.065**	3,835	6.847

The weighted average share price during the period for options exercised over the year was 266p (2004 – 235p). The total charge for the year relating to share-based payment plans was £1 million (2004 – £3 million), all of which related to equity-settled share-based payment transactions. After deferred tax, the total charge was £1 million (2004 – £3 million).

Liabilities in respect of share-based payments were not material at either 31 December 2005 or 31 December 2004. There were no vested rights to cash or other assets at either 31 December 2005 or 31 December 2004.

11 Intangible assets

	2005			2004		
	Goodwill £m	Other intangible assets £m	Total £m	Goodwill £m	Other intangible assets £m	Total £m
Cost						
At 1 January	523	119	642	552	103	655
Subsidiaries acquired	25	1	26	–	6	6
Capital expenditure	–	23	23	–	15	15
Disposals	–	(1)	(1)	–	(3)	(3)
Currency variations	52	2	54	(29)	(2)	(31)
At 31 December	600	144	744	523	119	642
Accumulated amortisation and impairment						
At 1 January	315	79	394	216	73	289
Charge for the year	–	10	10	–	10	10
Impairment losses (note 3b)	11	–	11	112	–	112
Disposals	–	–	–	–	(3)	(3)
Subsidiaries sold	–	–	–	–	–	–
Currency variations	33	1	34	(13)	(1)	(14)
At 31 December	359	90	449	315	79	394
Net book amount at 31 December	241	54	295	208	40	248

Amortisation and impairment charges have been included within operating profit.

The following useful lives have been determined for Other intangible assets:

Computer software – 3-5 years
Non-recurring (design and development) costs in Aerospace businesses – up to 15 years
Intellectual property rights arising from business combinations – 5 years

The net book amount of Other intangible assets includes non-recurring costs (consisting of design and development) on major aerospace contracts of £33 million (2004 – £21 million), computer software £17 million (2004 – £14 million) and intellectual property rights arising from business combinations of £4 million (2004 – £5 million). Computer software under finance leases amounts to £1 million (2004 – nil). No individual Other intangible asset is material to the Group.

Impairment

During the year, all goodwill was tested for impairment. An impairment test is a comparison of the carrying value of the assets of a business or cash generating unit (CGU) to their recoverable amount. Where the recoverable amount is less than the carrying value, an impairment results. Following the impairment tests, a goodwill impairment of £11 million was recognised within operating profit. This charge related to part of the Driveline business in the Asia Pacific region supplying a specific customer, where forecast performance is projected to be lower than previously expected. The pre-tax discount rate used for this CGU was 8.5%. The 2004 goodwill impairment related to the North American Powder Metallurgy business where planned recovery had been delayed by high material prices and weak markets for the business' major customers.

For the purposes of carrying out impairment tests, total Group goodwill has been allocated to a number of CGUs and each of these CGUs has been separately tested. The allocation of goodwill by business segment is set out in note 2. The size of a CGU varies but is never larger than a primary or secondary reportable segment. In many cases, the CGU is an individual subsidiary or operation. The only amount of goodwill allocated to an individual CGU which is significant to total Group goodwill relates to goodwill, attributable to a US Aerospace business, of £78 million.

All of the recoverable amounts were measured based on value in use except for current year acquisitions, where market values have been used. Detailed forecasts for the next five years have been used in the impairment tests. These are based on approved budgets and represent a best estimate of future performance.

A number of key assumptions have been made as a basis for the impairment tests. In each case, these key assumptions have been made by management reflecting past experience and are consistent with relevant external sources of information and these are set out below. Where a reasonably possible change to an assumption would lead to an impairment, a sensitivity analysis has been provided which quantifies the amount of change required for an impairment to result.

Total Group

Discount rates

A relative risk adjustment (or 'beta') has been applied to discount rates to reflect the risk inherent in specific CGUs. In determining the risk adjusted discount rate, management have applied an adjustment for risk of such companies relative to all other sectors on average determined using an average of the betas of comparable listed companies.

Except for operations in Brazil and India, where rates of 22% and 14% respectively have been used, the following risk adjusted pre-tax discount rates have been used for impairment testing:

Driveline	– 8.5-11.5%
Powder Metallurgy	– 11.0%
OffHighway	– 9.5%
Aerospace	– 11.0%

Long-term growth rates

To forecast beyond the five years covered by detailed forecasts, a long-term average growth rate has been used. In each case, this is equal to the published International Monetary Fund average growth rate in gross domestic product for the most recent ten year period in the territory where the CGU is primarily based. This results in a range of growth rates from 1.1% for Japan, to 6.0% for India, with most countries between 2.0% and 3.0%.

Driveline

In determining the recoverable amount of Driveline CGUs, it has been necessary to make a series of assumptions to estimate future cash flows. The main assumptions include discount rates, long-term growth rates, future sales prices and volumes (with reference to specific customer relationships and product lines), a realistic estimate of new business, the cost structure of each CGU and the ability to realise benefits from annual productivity improvements. Assumptions have also been made regarding input costs, including steel prices. It is not considered that a reasonably possible change in any of these assumptions would generate a different impairment test outcome to the one included in this annual report except for the Asia Pacific business, which has been impaired in the current year. Here, because of the nature of the relationship with the customer and resulting interdependencies of the key operational assumptions, it is not possible to give meaningful sensitivity analysis. However, a 1% increase in the discount rate would lead to an additional impairment of £3 million. For this CGU, the goodwill allocated to it for impairment testing was £24 million of which £11 million has been impaired. The maximum further goodwill impairment therefore which would result if the above key assumptions were to change is £13 million.

Aerospace

In addition to the discount rate and long-term growth rate, the key assumptions used to determine the recoverable amount of Aerospace CGUs were specific volumes on certain US military programmes, the achievement of forecast selling prices, the cost structure of each CGU and the ability to realise planned productivity improvements. Whilst management are confident that their assumptions are appropriate, it is possible that there would be an impairment were there to be a change in the discount rate, and this is reasonably possible. In respect of the significant goodwill allocated to one CGU a discount rate of 11% has been used and a 1% increase in this rate would remove the existing valuation headroom and each subsequent 1% increase leading to an approximate additional £12 million of impairment.

Other segments

For the remaining impairment tests, key assumptions related to sales volumes and prices, raw material input costs and achieving benefits from annual productivity improvements.

12 Property, plant and equipment

	2005				2004			
	Land and buildings £m	Other tangible assets £m	Capital work in progress £m	Total £m	Land and buildings £m	Other tangible assets £m	Capital work in progress £m	Total £m
Cost								
At 1 January	482	2,452	77	3,011	484	2,246	67	2,797
Subsidiaries acquired	8	58	1	67	50	174	1	225
Capital expenditure	9	73	132	214	6	82	99	187
Disposals	(17)	(77)	–	(94)	(58)	(71)	–	(129)
Amounts reclassified to assets held for sale	(6)	(29)	–	(35)	–	–	–	–
Transfers	21	87	(108)	–	8	81	(89)	–
Subsidiaries sold	–	(3)	–	(3)	–	(16)	–	(16)
Currency variations	18	81	6	105	(8)	(44)	(1)	(53)
At 31 December	515	2,642	108	3,265	482	2,452	77	3,011
Accumulated depreciation and impairment								
At 1 January	80	1,645	–	1,725	78	1,367	–	1,445
Subsidiaries acquired	4	33	–	37	–	124	–	124
Charge for the year	12	125	–	137	13	148	–	161
Disposals	(14)	(73)	–	(87)	(14)	(65)	–	(79)
Amounts reclassified to assets held for sale	(1)	(13)	–	(14)	–	–	–	–
Impairments – charged to trading profit (note 3a)	4	1	–	5	–	–	–	–
– other (note 3b)	16	29	–	45	5	106	–	111
Subsidiaries sold	–	(3)	–	(3)	–	(12)	–	(12)
Currency variations	7	49	–	56	(2)	(23)	–	(25)
At 31 December	108	1,793	–	1,901	80	1,645	–	1,725
Net book amount at 31 December	407	849	108	1,364	402	807	77	1,286
Owned assets	398	847	108	1,353	394	802	77	1,273
Assets under finance leases	9	2	–	11	8	5	–	13
Net book amount at 31 December	407	849	108	1,364	402	807	77	1,286

› 13 Investments in joint ventures and associated company

Investments in joint ventures	2005 £m	2004 £m
At 1 January	94	201
Share of profits retained	4	67
Additions	–	8
Change in status	(24)	–
Actuarial loss on post-employment obligations, including deferred tax	(1)	(7)
Disposals of discontinued operations	–	(165)
Currency variations	8	(10)
At 31 December	81	94
Group share of net assets		
Non-current assets	67	80
Current assets	80	77
Current liabilities	(50)	(47)
Non-current liabilities	(16)	(16)
	81	94
Group share of results		
Sales	175	161
Operating costs and other income	(161)	(142)
Net financing costs	(1)	(1)
Profit before taxation	13	18
Taxation	(3)	(3)
Share of post-tax earnings from joint ventures	10	15
Share of post-tax earnings of associated company	–	1
	10	16

With effect from 1 February 2005 the Group increased its shareholding in GKN Driveline Celaya SA (formerly Velcon SA de CV) with the result that it is accounted for as a subsidiary, rather than as a joint venture, from that date.

The joint ventures have no significant contingent liabilities to which the Group is exposed and nor has the Group any significant contingent liabilities in relation to its interest in the joint ventures.

The share of capital commitments of the joint ventures are shown in note 34.

Investment in associated company

With effect from 1 April 2004 the Group increased its shareholding in GKN Driveline Torque Technology KK (formerly Tochigi Fuji Sangyo) with the result that it is accounted for as a subsidiary, rather than as an associated company, from that date. Because it had been a publicly quoted company with a March year-end its results as an associate were included six months in arrears. The Group's share of its sales and net expenses until 1 April 2004 was £47 million and £46 million respectively.

14 Other receivables and investments including loans to joint ventures

	2005 £m	2004 £m
Loans to joint ventures (note 35)	**8**	7
Other investments	**–**	–
Advance corporation tax recoverable	**1**	1
Other receivables	**12**	15
	21	23

Other investments mainly comprise the Group's net investment in GKN Aerospace Services Structures Corp. which is a wholly owned subsidiary established in 2003. This corporation operates under a proxy agreement with the United States Department of Defense developing high technology, classified products for the Joint Strike Fighter. The agreement currently places significant restrictions on the Group's management and control of the business for the life of the contract so that, in accordance with IAS 27 it has been excluded from the consolidation and treated as an investment. The amount of the investment has been fully provided. At 31 December 2005, the excluded net liabilities were £3 million (2004 – £2 million) and the operating loss for the year then ended was £1 million (2004 – £1 million). During the year, the Group provided engineering and design services to GKN Aerospace Services Structures Corp. which amounted to less than £1 million (2004 – £1 million).

Other receivables comprise mainly amounts recoverable in respect of employee deferred compensation arrangements in the United States of America.

15 Inventories

	2005 £m	2004 £m
Raw materials	**212**	185
Work in progress	**146**	154
Finished goods	**109**	109
	467	448

Inventories of £53 million (2004 – £47 million) are carried at net realisable value.

16 Trade and other receivables

	2005 £m	2004 £m
Current		
Trade receivables	**497**	489
Amounts owed by joint ventures	**11**	9
Other debtors	**31**	50
Prepayments and accrued income	**27**	28
	566	576

› 17 Cash and cash equivalents

	2005 £m	2004 £m
Bank balances and cash	**148**	108
Short-term bank deposits	**576**	752
	724	860

£23 million (2004 – £23 million) of the Group's cash and cash equivalents are held by the Group's captive insurance company. In the normal course of events these funds are held by the captive insurance company to maintain solvency requirements and as collateral for Letters of Credit issued to the Group's principal external insurance providers. These funds, therefore, are not circulated within the Group on demand.

› 18 Trade and other payables

	2005 £m	2004 £m
Current		
Trade payables	**397**	391
Customer advances	**50**	53
Amounts owed to joint ventures	**3**	7
Other tax and social security payable	**30**	29
Other creditors	**89**	98
Government grants	**4**	2
Accruals and deferred income	**222**	216
	795	796
Non-current		
Government grants	**4**	4
Other creditors	**20**	13
	24	17

Non-current other creditors comprise mainly of amounts payable in respect of employee deferred compensation arrangements in the United States of America.

› 19 Current income tax liabilities

	2005 £m	2004 £m
United Kingdom	**3**	14
Overseas	**106**	114
	109	128

› 20 Assets and associated liabilities held for sale

	2005 £m	2004 £m
Assets		
Subsidiary held for sale	38	–
Property, plant and equipment held for sale	–	–
	38	–
Liabilities		
Subsidiary held for sale	(16)	–
	(16)	–

On 19 December 2005 the Group, through its subsidiary GKN Driveline Torque Technology KK, executed an agreement to commence the transfer of control of its 60% shareholding in its Chinese casting business (Fujiwa China) to its business partner, Lioho Corporation (Taiwan). At the 31 December 2005 transfer of effective control had not taken place as formal approval from the Chinese and Taiwanese authorities was awaited. The Chinese authorities approved the transaction on 23 February 2006 and the Taiwanese authorities are scheduled to meet to consider the transaction on 2 March 2006. This disposal is expected to take place before the end of March 2006. The consideration receivable in respect of this transaction will be sufficient to cover the carrying value of the assets net of liabilities being disposed, hence no impairment charge has been recognised on classification of these assets and liabilities as held for sale.

At 31 December 2005 two properties with a combined carrying value of less than £1 million were being actively marketed for disposal at values in excess of their carrying value. It is expected that the disposal of these properties will take place within 12 months.

› 21 Borrowings

	2005 £m	2004 £m
Due within one year or on demand		
Unsecured bank overdrafts	30	33
Other short-term bank borrowings	15	16
Unsecured term loans	1	2
Finance lease obligations	1	3
	47	54
Due in more than one year		
Term loans	719	727
Finance lease obligations	15	14
	734	741

› 22 Analysis of borrowings and cash and cash equivalents

a) Effective interest rates and repricing analysis

2005	Notes	Effective interest rate %	Within one year £m	One to two years £m	Two to five years £m	More than five years £m	Total £m
Borrowings							
Term loans:							
£350 million 6¾% 2019 unsecured bond	i	6¾	–	–	–	(346)	(346)
£325 million 7% 2012 unsecured bond	i	7	–	–	–	(324)	(324)
£30 million 12⅜% Westland Group plc debenture	i	12⅜	–	–	(30)	–	(30)
Other secured US$ denominated loan			–	(1)	(6)	(6)	(13)
Other long-term borrowings			(1)	(4)	(2)	–	(7)
			(1)	(5)	(38)	(676)	(720)
Unsecured bank loans and overdrafts			(30)	–	–	–	(30)
Other short-term bank borrowings	ii		(26)	–	–	–	(26)
Finance lease obligations			(1)	(1)	(2)	(12)	(16)
			(58)	(6)	(40)	(688)	(792)
Cash and cash equivalents							
Bank balances and cash	ii		151	–	–	–	151
Short-term bank deposits	iii		576	–	–	–	576
			727	–	–	–	727
Net (debt)/funds			669	(6)	(40)	(688)	(65)

2004	Notes	Effective interest rate %	Within one year £m	One to two years £m	Two to five years £m	More than five years £m	Total £m
Borrowings							
Term loans:							
£350 million 6¾% 2019 unsecured bond	i	6¾	–	–	–	(346)	(346)
£325 million 7% 2012 unsecured bond	i	7	–	–	–	(324)	(324)
£30 million 12⅜% Westland Group plc debenture	i	12⅜	–	–	(30)	–	(30)
Other secured US$ denominated loan			–	(1)	(5)	(6)	(12)
Other long-term borrowings			(2)	(11)	(3)	(1)	(17)
			(2)	(12)	(38)	(677)	(729)
Unsecured bank loans and overdrafts			(33)	–	–	–	(33)
Other short-term bank borrowings			(16)	–	–	–	(16)
Finance lease obligations			(3)	(1)	(2)	(11)	(17)
			(54)	(13)	(40)	(688)	(795)
Cash and cash equivalents							
Bank balances and cash			108	–	–	–	108
Short-term bank deposits			752	–	–	–	752
			860	–	–	–	860
Net funds/(debt)			806	(13)	(40)	(688)	65

22 Analysis of borrowings and cash and cash equivalents continued

Terms loans include unsecured £350 million (2004 – £350 million) 6¾% bonds maturing in 2019 less issue costs of £4 million (2004 – £4 million), unsecured £325 million (2004 – £325 million) 7% bonds maturing in 2012 less net issue costs of £1 million (2004 – £1 million) and secured term loans of £44 million (2004 – £43 million). These secured term loans include £30 million (2004 – £30 million) debenture stocks of Westland Group plc, which are secured by a floating charge on the undertaking and assets of that company and certain of its subsidiaries and guaranteed by GKN Holdings plc, and £13 million (2004 – £12 million) secured by way of a fixed and floating charge on certain Aerospace assets.

Notes

i) denotes borrowings at fixed rates of interest until maturity. In addition included in other long-term borrowings is £3 million (2004 – £4 million) of term loans at fixed rates of interest. All other borrowings and cash and cash equivalents are at variable interest rates.

ii) includes £11 million other short-term bank borrowings included within liabilities associated with assets held for sale and £3 million bank balances and cash included within assets held for sale.

iii) the average interest rate on short-term bank deposits was 4.58%. These deposits had an average maturity from 31 December 2005 of eight days.

iv) there is no material exposure to interest rate risk on unsecured bank loans, overdrafts and other short-term bank borrowings.

b) Analysis by currency

	Borrowings		Cash and cash equivalents	
	2005 £m	2004 £m	2005 £m	2004 £m
Sterling	**704**	708	**570**	744
US dollar	**37**	42	**30**	13
Euro	**12**	13	**39**	44
Other	**39**	32	**88**	59
	792	795	**727**	860

c) Undrawn committed borrowing facilities

At 31 December the Group had the following undrawn committed borrowing facilities:

	2005 £m	2004 £m
Expiring within one year	**–**	–
Expiring in more than one year but not more than two years	**–**	–
Expiring in more than two years	**350**	582
	350	582

At 31 December 2005 £703 million (2004 – £704 million) of the Group's borrowing facilities were subject to fixed rate interest arrangements, being primarily the unsecured sterling bonds and the Westland Group plc debenture.

d) Finance lease obligations

The minimum lease payments under finance leases fall due as follows:

	2005 £m	2004 £m
Within one year	**3**	4
One to five years	**8**	8
After five years	**16**	16
	27	28
Future finance charges on finance leases	**(11)**	(11)
Present value of finance lease obligations	**16**	17

e) Fair values of borrowings and cash and cash equivalents

The comparison of book and fair values of all the Group's financial assets and liabilities at 31 December 2005 is set out below:

	2005		2004	
	Book value £m	Fair value £m	Book value £m	Fair value £m
Financial instruments held or issued to finance the Group's operations				
Bank and cash balances	**151**	**151**	108	108
Short-term loans and deposits	**576**	**576**	752	752
Short-term borrowings and current portion of long-term borrowings	**(57)**	**(57)**	(51)	(51)
Long-term borrowings	**(719)**	**(781)**	(727)	(777)
Finance leases	**(16)**	**(16)**	(17)	(17)
At 31 December	**(65)**	**(127)**	65	15

The following methods and assumptions were used in estimating fair values for financial instruments:

Short-term borrowings, cash and deposits approximate to book value due to their short maturities. For bank and other loans, carrying fixed rates of interest, included within long-term borrowings, the repayments which the Group is committed to make have been discounted at the relevant interest rates applicable at 31 December 2005. Bonds included within long-term borrowings have been valued using quoted closing market values.

› 23 Financial risk management

The Group's multi-national operations and debt financing expose it to a variety of financial risks that include the effects of changes in debt market prices, foreign exchange rates, credit risks, liquidity and interest rates. The Group has in place risk management policies that seek to limit the adverse effects on the financial performance of the Group by using various instruments and techniques including foreign currency financial instruments, debt and other interest rate derivatives.

Risk management policies have been set by the Board and applied by the Group and are implemented by the central treasury function that receives regular reports from all the operating companies to enable prompt identification of financial risks so that appropriate actions may be taken. The treasury function has a policy and procedures manual that sets out specific guidelines to manage foreign exchange risks, interest rate risk, credit risk and the use of financial instruments to manage these.

a) Foreign exchange risk

The Group has transactional currency exposures arising from sales or purchases by operating subsidiaries in currencies other than the subsidiaries' functional currency. Under the Group's foreign exchange policy, such transaction exposures are hedged once they are known, mainly through the use of forward foreign exchange contracts.

The mark to market maturity profile of forward foreign exchange contracts as at 31 December 2005 is amounts arising within one year £5 million, amounts arising between one and five years £9 million and amounts arising after five years £1 million.

The Group has a significant investment in overseas operations, particularly in continental Europe and the Americas. As a result, the sterling value of the Group's balance sheet can be affected by movements in exchange rates. The Group therefore seeks to mitigate the effect of these translational currency exposures by matching the net investment in overseas operations with borrowings denominated in their functional currencies, except where significant adverse interest differentials or other factors would render the cost of such hedging activity uneconomic. This is achieved by borrowing either directly in either the local domestic or euro-currency markets or indirectly through the use of rolling annual forward foreign exchange contracts. Borrowings created through the use of such contracts amounted to £631 million at 31 December 2005.

23 Financial risk management continued

b) Interest rate risk

The Group operates an interest rate policy designed to optimise interest cost and reduce volatility in reported earnings. This policy is achieved by maintaining a target range of fixed and floating rate debt for discrete annual periods, over a defined time horizon. This is achieved partly through the fixed rate character of the underlying debt instrument, and partly through the use of straightforward derivatives (forward rate agreements, interest rate swaps and swaptions). The Group's normal policy is to require interest rates to be fixed for 30% to 70% of the level of underlying borrowings forecast to arise over a 12 month horizon. However, this policy was suspended in December 2004 as it was deemed inappropriate given the absence of floating rate bank debt following the receipt of the sale proceeds of GKN's share in AgustaWestland. At 31 December 2005 89% of the Group's gross borrowings were subject to fixed interest rates.

The Group is partly funded by fixed rate borrowings (£708 million) that are exposed to fair value interest rate risk.

As at 31 December 2005 £576 million was on deposit with various banks and in money market funds of which £542 million was on deposit in the UK. A 1% change in interest rates would have a £5 million impact on profit before tax.

c) Credit risk

Financial

The Group is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Credit risk is mitigated by the Group's policy of only selecting counterparties with a strong investment graded long-term credit rating, normally at least AA– or equivalent, and assigning financial limits to individual counterparties. The maximum exposure with a single bank for deposits is £100 million, whilst the maximum mark to market exposure for forward foreign exchange contracts at 31 December 2005 to a single bank was £2 million.

Operational

As tier one suppliers to both automotive and aerospace manufacturers the Group may have substantial amounts outstanding with a single customer at any one time. There are many advantages in these relationships and the credit risk is managed at a number of levels. Debtor days and overdue accounts are reported to divisional management who co-ordinate any action required and overall divisional performance is regularly reviewed by the Group Executive Committee. As at 31 December 2005 no individual outstanding balance exceeded 1% of sales.

d) Liquidity risk

The Group actively maintains committed facilities that are designed to ensure the Group has sufficient available funds for operations and planned expansions. During the year, the Group entered into new facilities of £350 million expiring in July 2010 of which £350 million remained undrawn at the year end.

24 Derivative financial instruments

This note should be read in conjunction with note 23 'Financial risk management' and the accounting policies on pages 42 to 44.

Amounts included in operating profit comprise:	2005 £m	2004 £m
Forward currency and commodity contracts	(42)	–
Embedded derivatives	9	–
	(33)	–

	2005		2004	
Amounts included in the balance sheet comprise:	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Forward currency and commodity contracts	11	(23)	–	–
Embedded derivatives	1	(1)	–	–
Net investment hedges	–	(10)	1	(6)
	12	(34)	1	(6)

The amounts in respect of embedded derivatives primarily represent the movement between 1 January 2005 and 31 December 2005 or date of maturity in the value of the embedded derivatives in commercial contracts between European Aerospace subsidiaries and customers and suppliers outside Europe or the USA which are denominated in US dollars. Forward exchange contracts and currency swaps are marked to market using published prices. Interest rate instruments are valued using discounted cash flow analysis based on interest rates derived from market yield curves.

› 25 Provisions

	Restructuring £m	Warranty £m	Legal and environmental £m	Other £m	Total £m
At 1 January 2005	24	16	45	42	127
Subsidiaries acquired and sold	–	–	–	–	–
Charge for the year:					
Additions	46	8	–	8	62
Unused amounts reversed	–	(4)	(1)	(2)	(7)
Amounts used	(37)	(2)	(2)	(10)	(51)
Currency variations	2	–	2	–	4
At 31 December 2005	**35**	**18**	**44**	**38**	**135**
Due within one year	26	9	8	14	57
Due in more than one year	9	9	36	24	78
	35	**18**	**44**	**38**	**135**

Restructuring

Restructuring provisions outstanding at 31 December 2005 relate primarily to the estimated future cash outflows in respect of redundancies and onerous contracts (predominantly leases) arising from the Group's strategic reorganisation programme, details of the charges in respect of which are included in note 3.

Warranty

Provisions set aside for warranty exposures either relate to monies provided systematically based on historical experience under contractual warranty obligations attaching to the supply of goods or specific provisions created in respect of individual customer issues undergoing commercial resolution and negotiation.

Legal and environmental

Legal provisions amounting to £11 million (2004 – £12 million) relate to management estimates of amounts required to settle or remove litigation actions that have arisen in the normal course of business. Further details are not provided to avoid the potential of seriously prejudicing the Group's stance in law.

As a consequence of primarily legacy activities a small number of sites in the Group are subject to environmental remediation actions, agreed with relevant local and national authorities and agencies. Amounts charged and carried reflect the current best estimates of the likely cost of remediation and inherent timings.

Other

Other provisions include amounts set aside in terms of insurance provisions held within the Group's captive insurance company of £9 million (2004 – £13 million), provisions held in respect of onerous loss making contracts of £14 million (2004 – £17 million), and long service and non-pension benefit employee obligations arising primarily in the Group's continental European and Australasian subsidiaries of £11 million (2004 – £9 million). Insurance provisions and charges are established in accordance with external insurance and actuarial advice. The onerous loss making contract provisions relate to specific non-cancellable contractual commitments where it is anticipated that unavoidable net operating losses will arise.

26 Deferred tax

Deferred tax is calculated in full on temporary differences under the liability method.

Amounts recognised on the balance sheet:	2005 £m	2004 £m
Deferred tax assets	172	206
Deferred tax liabilities	(60)	(84)
	112	122

The movement on the deferred tax account is as shown below:	2005 £m	2004 £m
At 1 January	122	138
Adjustment in respect of adoption of IAS 39	(3)	–
Subsidiaries acquired and sold	(4)	–
Properties sold	–	9
(Charge)/credit for the year:		
Income statement	2	(19)
Equity	(5)	(5)
Currency variations	–	(1)
At 31 December	112	122

Deferred tax assets and liabilities are only offset where there is a legally enforceable right of offset and there is an intention to settle the balances net.

All of the deferred tax assets were available for offset against deferred tax liabilities and hence the net deferred tax asset at 31 December 2005 was £112 million (2004 – £122 million).

Deferred tax assets totalling £165 million (2004 – £106 million) have not been recognised in relation to taxable losses and other deferred tax assets on the basis that their future economic benefit is uncertain. Deferred tax assets in respect of unrecognised taxable losses totalling £40 million will expire between 2019 and 2025 (2004 – £21 million between 2019 and 2024).

Deferred tax assets totalling £123 million (2004 – £134 million) have been recognised relating to territories where tax losses have been incurred in the year. It is anticipated that future profitability arising from restructuring and other actions will result in their realisation.

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries except where the distribution of such profits is planned. If the earnings were remitted in full tax of £15 million (2004 – £9 million) would be payable.

The movements in deferred tax assets and liabilities (prior to the offsetting of balances within the same jurisdiction as permitted by IAS 12) during the year are shown below.

Deferred tax assets	Pensions £m	Tax losses £m	Other £m	Total £m
At 1 January 2005	184	38	87	309
Adjustment in respect of adoption of IAS 39	–	–	(3)	(3)
Charged to income statement	(15)	(23)	(56)	(94)
Charged/(credited) to equity	(6)	–	–	(6)
Subsidiaries acquired	–	–	–	–
Currency variations	–	–	–	–
At 31 December 2005	163	15	28	206

Deferred tax liabilities	Accelerated tax depreciation £m	Other £m	Total £m
At 1 January 2005	(181)	(6)	(187)
Charged to income statement	96	–	96
Charged/(credited) to equity	1	–	1
Subsidiaries acquired	(2)	(2)	(4)
Currency variations	–	–	–
At 31 December 2005	(86)	(8)	(94)

> 27 Share capital

	Authorised		Allotted, called up and fully paid	
	2005 £m	2004 £m	2005 £m	2004 £m
Ordinary Shares of 50p each	**450**	450	**370**	368

Ordinary Shares of 50p each	Number '000	Number '000	Number '000	Number '000
At 1 January	**900,000**	900,000	**735,672**	734,113
Shares issued under share option schemes	**–**	–	**4,794**	1,559
At 31 December	**900,000**	900,000	**740,466**	735,672

At the last Annual General Meeting, shareholder authority was obtained for the Company to purchase up to a maximum of 72.2 million of its own Ordinary Shares (representing 10% of the issued share capital of the Company on 31 December 2004) for a period ending on the earlier of the next Annual General Meeting or 5 August 2006, provided that certain conditions (relating to the purchase price) are met. The Notice of the 2006 Annual General Meeting proposes that shareholders approve a resolution updating and renewing this authority. Shares in the Company may also be purchased by the GKN Employees' Share Ownership Plan (ESOP) Trust.

At 31 December 2005 there were 25,220,000 Ordinary Shares of 50p each (nominal value £12.6 million) held as treasury shares following the purchase during the year in the open market of 11,895,000 shares at a cost of £30 million (including expenses). These shares, which represented 3.4% of the called up share capital at the end of the year, have not been cancelled but are held as treasury shares and represent a deduction from shareholders' equity.

During the year shares issued under the share option schemes generated £10 million (2004 – £2 million).

28 Changes in shareholders' equity

	Share capital £m	Share premium £m	Treasury shares £m	Retained earnings £m	Other reserves			Equity interest £m	Minority interests – equity £m	£m
					Exchange reserve £m	Hedging reserve £m	Other reserves £m			
At 1 January 2004	367	14	–	–	–	–	(56)	325	16	341
Purchase of treasury shares	–	–	(30)	–	–	–	–	(30)	–	(30)
Share issues	1	1	–	–	–	–	–	2	–	2
Transfer from income statement	–	–	–	769	–	–	–	769	3	772
Unrealised gain arising on change in status of associate	–	–	–	–	–	–	2	2	–	2
Minority interests in subsidiaries acquired	–	–	–	–	–	–	–	–	14	14
Actuarial losses arising on post-employment obligations, including tax	–	–	–	(58)	–	–	–	(58)	–	(58)
Deferred tax on non-qualifying assets	–	–	–	1	–	–	–	1	–	1
Share-based payments	–	–	–	3	–	–	–	3		3
Transfers	–	–	–	(9)	–	–	9	–	–	–
Dividends	–	–	–	(85)	–	–	–	(85)	(1)	(86)
Cumulative currency difference realised on disposal of AgustaWestland	–	–	–	–	4	–	–	4	–	4
Currency variations	–	–	–	–	(52)	–	–	(52)	(2)	(54)
Derivative financial instruments	–	–	–	–	–	24	–	24	–	24
At 31 December 2004	**368**	**15**	**(30)**	**621**	**(48)**	**24**	**(45)**	**905**	**30**	**935**
Adjustment in respect of adoption of IAS 39, including tax	**–**	**–**	**–**	**17**	**–**	**–**	**–**	**17**	**–**	**17**
Purchase of treasury shares	**–**	**–**	**(30)**	**–**	**–**	**–**	**–**	**(30)**	**–**	**(30)**
Share issues	**2**	**8**	**–**	**–**	**–**	**–**	**–**	**10**	**–**	**10**
Transfer from income statement	**–**	**–**	**–**	**55**	**–**	**–**	**–**	**55**	**4**	**59**
Unrealised loss arising on change in status of joint venture	**–**	**–**	**–**	**–**	**–**	**–**	**(3)**	**(3)**	**–**	**(3)**
Changes in minority interests	**–**	**–**	**–**	**4**	**–**	**–**	**–**	**4**	**(11)**	**(7)**
Actuarial losses arising on post-employment obligations, including tax	**–**	**–**	**–**	**(50)**	**–**	**–**	**–**	**(50)**	**–**	**(50)**
Deferred tax on non-qualifying assets	**–**	**–**	**–**	**1**	**–**	**–**	**–**	**1**	**–**	**1**
Share-based payments	**–**	**–**	**–**	**1**	**–**	**–**	**–**	**1**	**–**	**1**
Transfers	**–**	**–**	**–**	**(10)**	**–**	**–**	**10**	**–**	**–**	**–**
Dividends	**–**	**–**	**–**	**(86)**	**–**	**–**	**–**	**(86)**	**–**	**(86)**
Currency variations	**–**	**–**	**–**	**–**	**74**	**–**	**–**	**74**	**3**	**77**
Derivative financial instruments	**–**	**–**	**–**	**–**	**–**	**(23)**	**–**	**(23)**	**–**	**(23)**
At 31 December 2005	**370**	**23**	**(60)**	**553**	**26**	**1**	**(38)**	**875**	**26**	**901**

Retained earnings include the accumulated profits and losses arising from the consolidated income statement and certain items from the statement of recognised income and expense attributable to equity shareholders less distributions to shareholders. Also included within the retained earnings balance at 1 January 2004 is goodwill written off directly to equity and accumulated net currency variations on overseas net assets and hedging instruments under legacy GAAP and the impact of the adoption of IFRS (note 37).

Other reserves include the UK GAAP revaluation reserve, accumulated adjustments in respect of piecemeal acquisitions and other accumulated reserves where distribution has been restricted due to legal or fiscal requirements. The accumulated debit balance as at 1 January 2004 arises as a consequence of the demerger transaction of Industrial Services in 2001.

The hedging reserve and the exchange reserve represent, respectively, the accumulated net currency variations on hedging instruments and equity shareholders' interest in overseas net assets.

> 29 Acquisitions

2005 Acquisitions

During 2005 the Group has executed two acquisitions as detailed below:

a) Acquisition on 1 February 2005 of the remaining 51% of the equity shares of Velcon SA de CV, a Driveline CVJ business (now called GKN Driveline Celaya) in Mexico, for a fair value consideration of £44 million.

b) Acquisition on 8 November 2005 of Lakin Manufacturing Corporation's QDS Henschen business, assets (excluding cash) and trade, a business based in the United States of America engaged in the design and manufacture of hubs, spindles and axles primarily for off-highway applications, for a fair value consideration of £6 million.

Velcon SA de CV acquisition

	Carrying values pre-acquisition £m	Fair value adjustments £m	Fair values £m	Fair values attributable to acquired 51% stake £m
Intangible fixed assets	–	–	–	–
Tangible fixed assets:				
Property	7	(3)	4	2
Plant and equipment	25	–	25	12
Inventories	7	2	9	5
Trade and other receivables	7	–	7	4
Trade and other payables	(6)	–	(6)	(3)
Provisions – post-employment obligations	–	–	–	–
Taxation:				
Current	(1)	–	(1)	(1)
Deferred	(6)	2	(4)	(2)
Cash and cash equivalents	9	–	9	5
Net assets	42	1	43	22
Cash consideration including directly attributable expenses				44
Goodwill arising on acquisition				22

Intangible assets assessed as part of the fair value exercise include customer lists, the Velcon brand, order backlog and order book levels and contractual water access rights. No significant value was deemed attributable to these intangibles primarily as their value was contingent on access to existing GKN technology. Those recognised, which were lower than £1 million, were based on external market data.

Fair value adjustments on tangible fixed assets include revaluation of property based on an external third party valuation and reappraisal of plant and machinery using depreciated replacement cost methodology. Inventories acquired have been fair valued either based on current replacement cost in respect of raw materials or selling price adjusted for costs of disposal and a selling price margin for finished goods and work in progress. Post-employment obligations were valued in accordance with IAS 19, though the amount recognised was less than £1 million.

Goodwill arising on the acquisition of the remaining 51% stake represents the premium paid over the fair value of the net assets acquired to acquire full control over a significant geographically located manufacturing presence vital to the execution of Driveline's manufacturing footprint changes. The fair value adjustment to the carrying value of the Group's joint venture 49% investment in Velcon SA de CV (£3 million) has been charged to equity as a matter of accounting policy.

In the period post the acquisition Velcon SA de CV has contributed sales amounting to £53 million and trading profit of £9 million.

The net outflow of cash and cash equivalents on the acquisition of the 51% stake in Velcon SA de CV was £35 million being the cash consideration of £44 million net of cash acquired £9 million.

29 Acquisitions continued

Other acquisition

	£m
Fair value of net assets acquired	3
Goodwill arising on acquisition	3
Cash consideration including directly attributable expenses	6

The book value of net assets acquired prior to the acquisition amounted to £3 million. The provisional fair value of net assets acquired primarily represents plant and equipment, inventory and intangible assets (customer contracts, order backlog and brand name). The goodwill arising represents the value of synergies attributable to the combination. Fair values remain provisional and will be finalised in the 2006 annual accounts once the fair value assessment exercise is finalised. The post-acquisition contribution towards to Group sales and trading profit was not material.

During the year the Group acquired the remaining minority interest in GKN Driveline Torque Technology KK under court sanction. Amounts paid were £10 million. The resultant credit has been taken to equity.

The estimated impact on the 2005 Group results of current year acquisitions if they had taken place on 1 January 2005 would not have been material.

30 Cash flow reconciliations

Cash generated from operations	2005 £m	2004 £m
Operating profit/(loss)	**98**	(24)
Adjustments for:		
Profits on sale of businesses	**(1)**	(24)
Changes in fair value of derivative financial instruments	**33**	–
Impairment of fixed assets	**50**	111
Impairment of goodwill	**11**	112
Depreciation and amortisation	**147**	171
Amortisation of capital grants	**(2)**	(3)
Profits on sale of fixed assets	**(1)**	–
Charge for share-based payments	**1**	3
Movement in post-employment obligations	**(43)**	(149)
Changes in working capital and provisions	**15**	(6)
	308	191

Discontinued operations in the prior year represented the results arising from two Aerospace joint ventures, hence there was no cash generated from discontinued operations in the prior year.

Movement in net funds/(debt)	2005 £m	2004 £m
Net movement in cash and cash equivalents	**(130)**	718
Net repayment of borrowings	**21**	127
Currency variations on borrowings	**(23)**	27
Finance leases	**2**	–
Subsidiaries acquired and sold	**–**	(14)
Movement in year	**(130)**	858
Net funds/(debt) at beginning of year	**65**	(793)
Net (debt)/funds at end of year	**(65)**	65

Reconciliation of cash and cash equivalents	2005 £m	2004 £m
Cash and cash equivalents per cash flow at 31 December	**697**	827
Add: bank overdrafts included within 'current liabilities – borrowings'	**30**	33
Less: cash and cash equivalents within assets held for sale	**(3)**	–
Cash and cash equivalents per balance sheet at 31 December (note 17)	**724**	860

› 31 Post-employment obligations

Post-employment obligations comprise:

	2005 £m	2004 £m
Pensions and health care – funded	**(587)**	(585)
– unfunded	**(298)**	(269)
	(885)	(854)

Pensions and healthcare – funded

The Group's pension arrangements comprise various defined benefit and defined contribution schemes throughout the world. A number of retirement plans are operated which provide certain employees with post-employment healthcare benefits.

Pensions

In the UK, pension arrangements are made through an externally funded defined benefit scheme. In the United States of America and the Rest of the World there are a number of externally funded defined benefit schemes while in certain companies in Europe funds are retained within the business to provide for post-employment obligations.

(a) Defined benefit schemes

Independent actuarial valuations of all defined benefit scheme assets and liabilities were carried out at 31 December 2005. The present value of the defined benefit obligation, the related current service cost and the past service cost were measured using the projected unit credit method.

Key assumptions were:

	UK %	Americas %	Europe %	ROW %
2005				
Rate of increase in pensionable salaries	**4.3**	**3.5**	**2.5**	**2.0**
Rate of increase in payment and deferred pensions	**2.9**	**2.0**	**1.5**	**n/a**
Discount rate	**4.75**	**5.50**	**4.25**	**2.25**
Inflation assumption	**2.8**	**2.5**	**1.5**	**1.0**
Rate of increase in medical costs:				
initial/long-term	**9.5/4.3**	**10.0/5.0**	**n/a**	**n/a**
2004				
Rate of increase in pensionable salaries	4.3	3.5	3.0	2.0
Rate of increase in payment and deferred pensions	2.9	2.5	1.5	n/a
Discount rate	5.30	5.80	4.90	2.30
Inflation assumption	2.8	2.5	1.5	1.0
Rate of increase in medical costs:				
initial/long-term	9.5/4.3	10.0/5.0	n/a	n/a

The underlying mortality assumptions for the major schemes are as follows:

United Kingdom

The key current year mortality assumptions for the scheme are that a male aged 65 lives for a further 18 years, whilst a male aged 40 is expected to live a further 19.5 years after retiring at age 65. These assumptions are based on specific scheme experience, which has been subject to review by the Continuous Mortality Investigative Board, rather than by reference to general UK mortality tables.

Overseas

In the USA, RP-2000 tables scaled to 2006 were adopted in the year, whilst there was also a change in Germany where the RT2005-G tables were adopted.

31 Post-employment obligations continued

The amounts recognised in the income statement are:

	Trading profit				
Included within operating profit:	Staff costs £m	Redundancy and other employment amounts £m	Restructuring and impairment charges £m	2005 £m	2004 £m
Current service cost	(33)	–	–	**(33)**	(31)
Past service cost	–	(2)	(2)	**(4)**	(1)
Settlement/curtailments	3	7	5	**15**	–
	(30)	5	3	**(22)**	(32)
Included within net financing costs:					
Expected return on pension scheme assets				**118**	106
Interest on post-employment obligations				**(140)**	(135)
				(22)	(29)

The settlement and curtailment credits of £15 million (2004 – £nil) includes the £7 million settlement credit arising from the exit from a multi-employer defined benefit scheme which was offset by other restructuring charges amounting to £5 million as disclosed in note 3(a). The £5 million curtailment credit included within restructuring and impairment charges arises from the announced closure of Driveline facilities as disclosed in note 3(b). The £3 million curtailment credit included in Trading profit arises from structural changes to retiree medical benefit arrangements in the United States of America.

A 1% increase in the assumption on medical costs would increase the total service cost and interest cost by £1 million and the liability by £13 million. A 1% decrease in the assumption would reduce the total service cost and interest cost by £1 million and the liability by £10 million.

The defined benefit obligation is analysed between funded and unfunded schemes as follows:

	2005 £m	2004 £m
Funded	**(2,706)**	(2,446)
Unfunded	**(298)**	(269)
	(3,004)	(2,715)

The amounts recognised in respect of funded obligations in the balance sheet are:

	31 December 2005					31 December 2004
	UK £m	Americas £m	Europe £m	ROW £m	Total £m	£m
Present value of funded obligations	**(2,364)**	**(308)**	**(14)**	**(20)**	**(2,706)**	(2,446)
Fair value of plan assets	**1,915**	**170**	**20**	**14**	**2,119**	1,861
Net obligation recognised in the balance sheet	**(449)**	**(138)**	**6**	**(6)**	**(587)**	(585)

The contribution expected to be paid by the Group during 2006 to the UK scheme is £213 million and to overseas schemes £27 million.

Cumulative actuarial gains and losses recognised in equity are as follows:

	2005 £m	2004 £m
At 1 January	**(46)**	–
Net actuarial losses in year	**(44)**	(55)
Disposal of AgustaWestland	**–**	9
At 31 December	**(90)**	(46)

Movement in schemes' obligations (funded and unfunded) during the year	UK £m	Americas £m	Europe £m	ROW £m	Total £m
At 1 January 2005	**(2,152)**	**(262)**	**(260)**	**(41)**	**(2,715)**
Subsidiaries acquired	**–**	**–**	**–**	**–**	**–**
Current service cost	**(14)**	**(10)**	**(7)**	**(2)**	**(33)**
Interest	**(112)**	**(16)**	**(12)**	**–**	**(140)**
Contributions by participants	**(12)**	**–**	**–**	**–**	**(12)**
Actuarial gains and losses	**(192)**	**(10)**	**(29)**	**(1)**	**(232)**
Benefits paid	**105**	**8**	**15**	**6**	**134**
Past service cost	**(4)**	**–**	**–**	**–**	**(4)**
Curtailments	**–**	**7**	**–**	**8**	**15**
Settlements	**–**	**–**	**–**	**6**	**6**
Currency variations	**–**	**(33)**	**9**	**1**	**(23)**
At 31 December 2005	**(2,381)**	**(316)**	**(284)**	**(23)**	**(3,004)**
At 1 January 2004	(2,037)	(252)	(241)	–	(2,530)
Subsidiaries acquired	–	–	–	(43)	(43)
Current service cost	(14)	(10)	(7)	(1)	(32)
Interest	(107)	(15)	(12)	–	(134)
Contributions by participants	(8)	–	–	–	(8)
Actuarial gains and losses	(95)	(6)	(13)	1	(113)
Benefits paid	110	7	12	1	130
Past service cost	(1)	–	–	–	(1)
Curtailments – subsidiaries sold	–	–	5	–	5
Settlements	–	–	–	–	–
Currency variations	–	14	(4)	1	11
At 31 December 2004	(2,152)	(262)	(260)	(41)	(2,715)

Movement in schemes' assets during the year	UK £m	Americas £m	Europe £m	ROW £m	Total £m
At 1 January 2005	**1,697**	**128**	**19**	**17**	**1,861**
Subsidiaries acquired	**–**	**–**	**–**	**–**	**–**
Expected return on assets	**107**	**10**	**1**	**–**	**118**
Actuarial gains and losses	**187**	**(1)**	**1**	**2**	**189**
Contributions by Group	**17**	**24**	**6**	**2**	**49**
Contributions by participants	**12**	**–**	**–**	**–**	**12**
Benefits paid	**(105)**	**(8)**	**(7)**	**–**	**(120)**
Settlements	**–**	**–**	**–**	**(6)**	**(6)**
Currency variations	**–**	**17**	**–**	**(1)**	**16**
At 31 December 2005	**1,915**	**170**	**20**	**14**	**2,119**
At 1 January 2004	1,481	118	20	–	1,619
Subsidiaries acquired	–	–	–	17	17
Expected return on assets	96	9	1	–	106
Actuarial gains and losses	68	4	(1)	(3)	68
Contributions by Group	154	11	–	5	170
Contributions by participants	8	–	–	–	8
Benefits paid	(110)	(7)	(1)	(1)	(119)
Settlements	–	–	–	–	–
Currency variations	–	(7)	–	(1)	(8)
At 31 December 2004	1,697	128	19	17	1,861

31 Post-employment obligations continued

The fair value of the assets in the schemes and the expected rates of return were:

	UK		Americas		Europe		ROW	
	Long-term rate of return expected %	Value £m	Long-term rate of return expected %	Value £m	Long-term rate of return expected %	Value £m	Long-term rate of return expected %	Value £m
At 31 December 2005								
Equities	**7.5**	**1,076**	**8.5**	**118**	**–**	**–**	**5.9**	**6**
Bonds	**4.4**	**607**	**5.0**	**47**	**–**	**–**	**2.5**	**4**
Property	**6.7**	**98**	**–**	**–**	**–**	**–**	**–**	**–**
Cash/short-term mandate	**4.5**	**98**	**4.2**	**5**	**–**	**–**	**–**	**–**
Other assets	**4.7**	**36**	**–**	**–**	**4.7**	**20**	**1.0**	**4**
		1,915		**170**		**20**		**14**
At 31 December 2004								
Equities	7.5	1,003	8.5	91	–	–	5.5	7
Bonds	4.9	451	5.0	36	4.9	8	2.5	4
Property	6.8	83	–	–	–	–	–	–
Cash/short-term mandate	5.0	121	3.7	1	–	–	0.8	6
Other assets	5.2	39	–	–	5.2	11	–	–
		1,697		128		19		17

The expected return on plan assets is a blended average of projected long-term returns for the various asset classes. Equity returns are developed based on the selection of the equity risk premium above the risk free rate which is measured in accordance with the yield on government bonds. Bond returns are selected by reference to the yields on government and corporate debt as appropriate to the scheme's holdings of these instruments. All other asset class returns are determined by reference to current experience. The actual return on plan assets was £307 million (2004 – £174 million).

History of experience gains and losses

	UK	Americas	Europe	ROW
2005				
Experience adjustments arising on scheme assets:				
Amount – £m	**187**	**(1)**	**1**	**2**
Percentage of scheme assets	**9.7%**	**(0.7%)**	**5.0%**	**14.7%**
Experience gains and losses on scheme liabilities:				
Amount – £m	**(192)**	**(10)**	**(29)**	**(1)**
Percentage of the present value of scheme liabilities	**(8.1%)**	**(3.2%)**	**(10.2%)**	**(3.1%)**
Present value of scheme liabilities – £m	**(2,381)**	**(316)**	**(284)**	**(23)**
Fair value of scheme assets – £m	**1,915**	**170**	**20**	**14**
Deficit – £m	**(466)**	**(146)**	**(264)**	**(9)**
2004				
Experience adjustments arising on scheme assets:				
Amount – £m	68	4	(1)	(3)
Percentage of scheme assets	4.0%	3.1%	(7.3%)	(17.6%)
Experience gains and losses on scheme liabilities:				
Amount – £m	(95)	(6)	(13)	1
Percentage of the present value of scheme liabilities	(4.4%)	(2.1%)	(5.0%)	1.2%
Present value of scheme liabilities – £m	(2,152)	(262)	(260)	(41)
Fair value of scheme assets – £m	1,697	128	19	17
Deficit – £m	(455)	(134)	(241)	(24)

(b) Defined contribution schemes

The Group operates a number of small defined contribution schemes outside the United Kingdom. The charge to the income statement in the year was £6 million (2004 – £5 million).

> 32 Contingent liabilities

At 31 December 2005 the Group had contingent liabilities in respect of bank and other guarantees amounting to £6 million (2004 – £5 million). In the case of certain businesses engaged in long-term contracts, performance bonds and customer finance obligations have been entered into in the normal course of business.

> 33 Operating lease commitments – minimum lease payments

The minimum lease payments which the Group is committed to make at 31 December are:

	2005		2004	
	Property £m	Vehicles, plant and equipment £m	Property £m	Vehicles, plant and equipment £m
Payments under non-cancellable operating leases expiring:				
Within one year	**17**	**10**	18	13
Later than one year and less than five years	**44**	**21**	42	22
After five years	**72**	**2**	70	3
	133	**33**	130	38

> 34 Capital expenditure

Contracts placed against capital expenditure sanctioned at 31 December 2005 so far as not provided by subsidiaries amounted to £50 million (2004 – £56 million) and the Group's share not provided by joint ventures amounted to £1 million (2004 – nil)

> 35 Related party transactions

In the ordinary course of business, sales and purchases of goods take place between subsidiaries and joint venture companies priced on an 'arm's length' basis. Sales of product by subsidiaries to joint ventures in 2005 totalled £57 million (2004 – £84 million). The amount due at the year end in respect of such sales was £11 million (2004 – £9 million) (see note 16). Purchases by subsidiaries from joint ventures in 2005 totalled £10 million (2004 – £27 million). The amount due at the year end in respect of such purchases was £3 million (2004 – £7 million) (see note 18).

At 31 December 2005 a Group subsidiary was owed £8 million (2004 – £7 million) by a joint venture in respect of a loan, bearing interest at LIBOR plus 1% (see note 14).

> 36 Post-balance sheet events

In January 2006 the Group announced the closure of a Powder Metallurgy operation in the UK and confirmed the decision to close a similar operation in the United States of America. The total charge to profit in 2006 is likely to be approximately £25 million. Furthermore, a significant restructuring of a UK Other Automotive business was announced which is likely to impact around 50% of the workforce.

In February 2006 the Group agreed to contribute £200 million to the UK pension scheme. This will increase the Group's net borrowings and decrease post-employment obligations.

37 Explanation of transition to IFRS

This is the first year that the Group has presented its consolidated results under IFRS. The last financial statements under UK GAAP were for the year ended 31 December 2004. The date of transition to IFRS was 1 January 2004. Set out below are the overall IFRS transition reconciliations which reconcile profit after taxation for the full year 2004 and the net asset positions as at 1 January 2004 and 31 December 2004 between UK GAAP as reported and IFRS. The information presented in this note has not been audited. The information presented in this note is consistent with that disclosed in April 2005 when the Group initially published its "Restatement of 2004 Financial Information for the impact of IFRS", apart from a minor change in respect of deferred taxation as at 1 January 2004.

Profit after taxation	2004 £m
UK GAAP – as previously reported	**580**
IAS 19 'Post-employment Obligations':	
Operating profit	55
Financing cost	(29)
Deferred tax	(12)
Share-based payments	(3)
Lower amortisation of non recurring costs	1
Amortisation of intangible assets recognised on acquisitions	(1)
Deferred tax	2
Amortisation of goodwill written back:	
Subsidiaries	23
Joint ventures – continuing	1
– discontinued	5
Impairment of goodwill	(12)
Adjustment to profit on sale of AgustaWestland NV:	
Change in share of equity following application of IFRS	57
Deferred tax on property sold	9
Cumulative currency adjustment	(4)
Non-recycling of goodwill written off to reserves on original acquisition	100
IFRS	**772**

Net assets	1 January 2004 £m	31 December 2004 £m
UK GAAP – as previously reported	**942**	**1,490**
Post-employment obligations:		
Increase in liability under IAS 19	(678)	(588)
Write off of SSAP 24 prepayment	(93)	(198)
Deferred tax relating to pension obligations	203	184
Non recurring costs written off on transition to IFRS	(13)	(12)
Change in equity value of joint ventures:		
AgustaWestland NV	(55)	–
Continuing joint ventures	(1)	(1)
Increase in net deferred tax liability	(21)	(8)
Goodwill amortisation written back	–	23
Impairment of goodwill	–	(12)
Other net fair value adjustments	–	(1)
Provision for dividends written back	57	58
IFRS	**341**	**935**

The transition to IFRS has had no impact on the reported cash flows of the Group. Further details of the changes to the 31 December 2004 income statement and balance sheet are set out further below.

The Group adopted IAS 32 and IAS 39 with effect from 1 January 2005; the transition effects of these are not reflected in this note. Details of the impact of this transition can be found in notes 24 and 28 to these financial statements.

Reconciliation of consolidated balance sheet at 31 December 2004

	Notes	Under UK GAAP £m	Adjustments unaudited £m	Under IFRS unaudited £m
Assets				
Non-current assets				
Intangible assets – goodwill	a	197	11	208
Intangible assets – other	b	–	40	40
Property, plant and equipment	b	1,278	8	1,286
Investments in joint ventures	c	95	(1)	94
Other investments		7	–	7
Deferred tax assets	d	6	200	206
Other receivables	e	208	(192)	16
		1,791	66	1,857
Current assets				
Inventories	b	507	(59)	448
Trade and other receivables	e	577	(1)	576
Derivative financial instruments	j	–	1	1
Cash and cash equivalents		860	–	860
		1,944	(59)	1,885
Total assets		3,735	7	3,742
Liabilities				
Current liabilities				
Borrowings		(54)	–	(54)
Derivative financial instruments	j	–	(6)	(6)
Trade and other payables	f	(834)	38	(796)
Current income tax liabilities		(128)	–	(128)
Provisions	f	–	(30)	(30)
Dividend payable	g	(58)	58	–
		(1,074)	60	(1,014)
Non-current liabilities				
Borrowings		(741)	–	(741)
Deferred tax liabilities	h	(60)	(24)	(84)
Other payables	f	–	(17)	(17)
Provisions	f	(104)	7	(97)
Post-employment obligations	e	(266)	(588)	(854)
		(1,171)	(622)	(1,793)
Total liabilities		(2,245)	(562)	(2,807)
Net assets		1,490	(555)	935
Shareholders' equity				
Ordinary share capital		368	–	368
Share premium account		15	–	15
Treasury shares		(30)	–	(30)
Retained earnings		1,151	(530)	621
Other reserves	i	(44)	(25)	(69)
Total shareholders' equity		1,460	(555)	905
Minority interests in equity		30	–	30
Total equity		1,490	(555)	935

> 37 Explanation of transition to IFRS continued

Reconciliation of consolidated income statement for the year ended 31 December 2004

	Notes	Under UK GAAP £m	Adjustments *unaudited* £m	Under IFRS *unaudited* £m
Sales				
Continuing subsidiaries	k	3,484	(3)	3,481
Trading profit	l	162	52	214
Goodwill amortisation	a	(23)	23	–
Restructuring and impairment charges	a	(250)	(12)	(262)
Profit on sale of subsidiaries		24	–	24
Operating profit/(loss)		(87)	63	(24)
Share of post-tax earnings of continuing joint ventures and associated company	n	15	1	16
Interest payable		(69)	–	(69)
Interest receivable		23	–	23
Other net financing costs	l	–	(29)	(29)
Net financing costs		(46)	(29)	(75)
Loss before tax from continuing operations		(118)	35	(83)
Taxation	m	(22)	(10)	(32)
Loss from continuing operations		(140)	25	(115)
Discontinued operations				
Share of post-tax earnings of joint ventures	n	57	5	62
Profit on disposal of joint ventures, after taxation	o	663	162	825
Profit after taxation from discontinued operations		720	167	887
Profit for the year		580	192	772
Profit attributable to minority interests		3	–	3
Profit attributable to equity shareholders		577	192	769
		580	192	772

Notes to IFRS transition statements

In preparing these consolidated financial statements in accordance with IFRS 1, the Group has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS. The applicable optional exemptions from full retrospective application elected for by the Group were as follows:

A) Business combinations exemption

The business combinations exemption in IFRS 1 has been applied whereby business combinations that took place prior to the 1 January 2004 transition date have not been restated.

B) Employee benefits exemption

All cumulative actuarial gains and losses as at 1 January 2004 have been recognised.

C) Cumulative translation differences exemption

The previous translation reserve has been set to zero at 1 January 2004. This exemption has been applied to all subsidiaries in accordance with IFRS 1.

D) Exemption from restatement of comparatives for IAS 32 and IAS 39

The exemption allows the application of previous GAAP rules to derivatives, financial assets and financial liabilities and to hedging relationships for the 2004 comparative information. The adjustments required for differences between UK GAAP and IAS 32 and IAS 39 are determined and recognised at 1 January 2005 with the previous valuation bases of UK GAAP being retained for the 2004 comparative.

E) Revaluations as deemed cost

Tangible fixed assets previously stated at revalued amounts have been treated as deemed cost as at 1 January 2004.

The mandatory exception from full retrospective application applied by the Group related to estimates where under IFRS estimates at 1 January 2004 should be consistent with estimates made for the same date under previous GAAP, unless there is evidence that those estimates were in error. No change to estimates have been made.

The following notes explain the adjustments between balance sheets drawn up under UK GAAP and IFRS at 31 December 2004 (the last date at which an audited balance sheet was drawn up under UK GAAP) and the income statement for the year ended 31 December 2004.

Balance sheet notes

a) Goodwill is subject to amortisation under UK GAAP whereas no amortisation is charged under IFRS with goodwill being subject to an annual impairment review. The adjustment reflects the reversal of the 2004 amortisation charge of £23 million and the recognition of an additional £12 million impairment.

b) As part of the transition to IFRS, purchased computer software was reclassified from tangible to intangible non-current assets and long-life tooling in Automotive businesses was reclassified from inventory to tangible non-current assets. Also, elements of non-recurring costs in Aerospace businesses (being design, development and tooling expenditure on long-term programmes) were reclassified from inventory to either intangible or tangible non-current assets. The intangible element was reviewed for impairment as required by IAS 36 and its carrying value reduced by £13 million. IFRS 3 requires intangible assets to be recognised on acquisition. The acquisition of TFS was therefore reassessed and £5 million of intangible assets were recognised.

c) The adjustment reflects the impact of the adoption of IFRS by the Group's joint venture operations. The major factors were the adoption of IAS 19 and related deferred taxation adjustments offset by the reversal of the goodwill amortisation charge.

d) The adjustment mainly reflects the recognition of previously unrecognised post-employment obligations under IAS 19 which gave rise to a previously unrecognised deferred tax asset of £184 million at 31 December 2004.

e) Under UK GAAP the balance sheet contained a prepayment in respect of pensions of £198 million at 31 December 2004. The adoption of IAS 19 resulted in this prepayment being written off and replaced by liabilities which were £588 million higher than the previously recognised figure. There has also been a reanalysis of debtors due in more than one year.

f) The adjustment reflects the re-analysis of restructuring liabilities to provisions and the re-analysis of creditors due in more than one year and provisions due in less than one year.

g) Under IFRS, dividends are not recognised until they become irrevocable by approval at the Annual General Meeting. The adjustment reverses the accrual which had been made under UK GAAP.

h) Under IFRS deferred tax must be recognised on all temporary differences and non-qualifying assets on business combinations. The effect of this was to increase the liability by £24 million at 31 December 2004.

i) Accumulated translational adjustments in respect of net assets and net asset hedging instruments are required to be reported as separate components of equity, and included within Other reserves.

j) The Group hedges its net investment in overseas subsidiaries using a variety of financial instruments. Under IFRS and UK GAAP these are accounted for using hedge accounting. The fair value of foreign exchange contracts used for net investment hedging has been re-analysed in the IFRS balance sheet consistent with the adoption of IAS 39 on 1 January 2005.

› 37 Explanation of transition to IFRS continued

Income statement notes

k) Cash discounts allowed of £3 million have been reclassified from cost of sales to sales.

l) The implementation of IAS 19 has resulted in the impact of changes in the value of the deficits being recognised in the statement of recognised income and expense rather than in the income statement. Further, under IAS 19 the cost of post-employment obligations is analysed between operating profit and finance costs. Consequently there is an increase in operating profit of £55 million and an increase of £29 million in net financing costs.

The implementation of IFRS 2 requires the cost of any share-based payments made after 7 November 2002 to be recognised in the income statement over the period in which services are received. The Group has made a number of awards to employees during 2004 as set out in note 10 to the financial statements and the cost recognised was £3 million.

Further to note b), the transition date impairment of non-recurring costs in Aerospace businesses resulted in a £1 million benefit to operating profit due to reversal of amortisation charges, which were offset by the amortisation charge on intangible assets arising on acquisitions.

m) The recognition of deferred tax on post-employment obligations together with all timing differences gave rise to an increase in the tax charge for the year of £10 million.

n) The reversal of amortisation of goodwill increased the post-tax profits of continuing joint ventures by £1 million and of discontinued joint ventures by £5 million.

o) Under IFRS, goodwill previously written off directly to reserves is not recycled through the income statement when an investment is sold or closed. Further, the implementation of IFRS in the Group's joint ventures gave rise to a change in their carrying value and there were some changes in respect of currency movements and deferred tax. As a consequence, the profit recognised on the divestment of the Group's shareholding in AgustaWestland NV and Aerosystems International Limited increased as follows:

	Year ended 31 December 2004 £m
Change in equity value of AgustaWestland NV following adoption of IFRS	62
Goodwill written off direct to reserves on original acquisition, not required to be recycled under IFRS	100
Cumulative currency differences realised on disposal	(4)
Deferred tax release on properties sold	9
	167

Independent auditors' report to the members of GKN plc

We have audited the Company accounts of GKN plc for the year ended 31 December 2005 which comprise the balance sheet and the related notes. The Company accounts have been prepared under the accounting policies set out therein. We have also audited the information in the report on Directors' remuneration that is described as having been audited.

We have reported separately on the Group accounts of GKN plc for the year ended 31 December 2005 on page 37.

› Respective responsibilities of Directors and auditors

The Directors' responsibilities for preparing the annual report, the report on Directors' remuneration and the Company accounts in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the statement of Directors' responsibilities on page 89.

Our responsibility is to audit the Company accounts and the part of the report on Directors' remuneration to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the Company accounts give a true and fair view and whether the Company accounts and the part of the report on Directors' remuneration to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the Company accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We read other information contained in the annual report and consider whether it is consistent with the audited Company accounts. The other information comprises only the Directors' report, the unaudited part of the report on Directors' remuneration, the Chairman's statement, the Chief Executive's statement, the business review, the corporate governance statement and the other information listed on the contents page of the annual report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Company accounts. Our responsibilities do not extend to any other information.

› Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Company accounts and the part of the report on Directors' remuneration to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the Company accounts, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Company accounts and the part of the report on Directors' remuneration to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Company accounts and the part of the report on Directors' remuneration to be audited.

› Opinion

In our opinion:

› the Company accounts give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 December 2005; and

› the Company accounts and the part of the report on Directors' remuneration to be audited have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Birmingham

27 February 2006

Balance sheet of GKN plc

At 31 December 2005

	Notes	2005 £m	2004 £m Restated
Fixed assets			
Investment in subsidiaries at cost	2	**3,550**	3,550
Current assets			
Amounts due from subsidiaries		**47**	120
Current liabilities			
Amounts owed to subsidiaries		**(2,768)**	(2,662)
		(2,768)	(2,662)
Net current liabilities		**(2,721)**	(2,542)
Total assets less current liabilities		**829**	1,008
Net assets		**829**	1,008
Capital and reserves			
Called up share capital	4	**370**	368
Share premium account	4	**23**	15
Treasury shares		**(60)**	(30)
Profit and loss account	1, 3	**496**	655
		829	1,008

The financial statements on pages 84 to 85 were approved by the Board of Directors and authorised for issue on 27 February 2006. They were signed on its behalf by:

Roy Brown, Kevin Smith, Nigel Stein, Directors

Notes on the Balance Sheet of GKN plc

› Significant accounting policies and basis of preparation

The separate financial statements of the Company are presented as required by the Companies Act 1985. They have been prepared under the historical cost convention and in accordance with applicable United Kingdom Accounting Standards and law.

A new financial reporting standard, FRS 21 'Events after the balance sheet date' became effective in 2005. This standard does not permit dividends to be accrued where they have not been approved at the balance sheet date. Accordingly prior year numbers have been restated.

The principal accounting policies are summarised below. They have been applied consistently throughout the year and the preceding year.

Investments
Fixed asset investments in subsidiaries are shown at cost less provision for impairment.

Treasury shares
GKN shares which have been purchased and not cancelled are held as treasury shares and deducted from shareholders' equity.

Dividends
The annual final dividend is not provided for until approved at the Annual General Meeting whilst interim dividends are charged in the period they are paid.

› 1 Profit and loss account

As permitted by section 230 of the Companies Act 1985 the Company has elected not to present its own profit and loss account for the year. The loss for the year ended 31 December 2005 was £73 million (2004 – profit £11 million).

Auditors' remuneration for audit services to the Company was £0.5 million (2004 – £0.5 million).

› 2 Fixed asset investments

	2005 £m	2004 £m
Cost		
At 1 January and 31 December	**3,550**	3,550

Principal subsidiary and joint venture companies, the investment in which are all held through intermediate holding companies, are shown on pages 104 and 105 of the Group financial statements.

› 3 Profit and loss account

	2005 £m	2004 £m Restated
At 1 January as previously reported		672
Prior year adjustment		57
At 1 January	**655**	729
(Loss)/profit for the year	**(73)**	11
Dividends	**(86)**	(85)
At 31 December	**496**	655

› 4 Reconciliation of movements in shareholders' funds

	2005 £m	2004 £m Restated
At 1 January as previously reported		1,053
Prior year adjustment		57
At 1 January	**1,008**	1,110
Increase in share capital/premium	**10**	2
(Loss)/profit for the year	**(73)**	11
Share buyback	**(30)**	(30)
Dividends	**(86)**	(85)
At 31 December	**829**	1,008

Details of the share capital and share premium of GKN plc are disclosed in notes 27 and 28 to the Group financial statements.

Group financial record under IFRS 2004-2005

	2005 £m	2004 £m
Consolidated income statements		
Sales – continuing subsidiaries	**3,648**	3,481
Trading profit	**228**	214
Restructuring and impairment charges	**(98)**	(262)
Profits on sale of businesses	**1**	24
Changes in fair value of derivative financial instruments	**(33)**	–
Operating profit/(loss)	**98**	(24)
Share of post-tax earnings of continuing joint ventures	**10**	16
Net financing costs	**(35)**	(75)
Profit/(loss) before taxation from continuing operations	**73**	(83)
Taxation	**(14)**	(32)
Profit/(loss) after taxation from continuing operations	**59**	(115)
Share of post-tax earnings of joint ventures	–	62
Profit on disposal of joint ventures after taxation	–	825
Profit after taxation from discontinued operations	–	887
Profit for the year	**59**	772
Less: profit attributable to minority interests	**(4)**	(3)
Profit attributable to equity shareholders	**55**	769
Earnings per share – p		
As reported	**7.7**	105.0
As adjusted*	**22.1**	23.1
Dividend per share – p	**12.2**	11.9
Consolidated balance sheets		
Non-current assets		
Intangible assets	**295**	248
Property, plant and equipment	**1,364**	1,286
Investments in joint ventures	**81**	94
Deferred tax assets	**172**	206
Other non-current assets	**21**	23
	1,933	1,857
Current assets		
Inventories	**467**	448
Trade and other receivables	**566**	576
Cash and cash equivalents	**724**	860
Other (including assets held for sale)	**50**	1
	1,807	1,885
Current liabilities		
Borrowings	**(47)**	(54)
Trade and other payables	**(795)**	(796)
Current income tax liabilities	**(109)**	(128)
Other current liabilities (including liabilities associated with assets held for sale)	**(107)**	(36)
	(1,058)	(1,014)
Non-current liabilities		
Borrowings	**(734)**	(741)
Deferred tax liabilities	**(60)**	(84)
Other non-current liabilities	**(24)**	(17)
Provisions	**(78)**	(97)
Post-employment obligations	**(885)**	(854)
	(1,781)	(1,793)
Net assets	**901**	935
Net (debt)/funds	**(65)**	65

*Adjusted earnings per share exclude the impact of restructuring and impairment charges, profits on sale of businesses and changes in the fair value of derivative financial instruments.

Group financial record under UK GAAP 2001-2004

	2004 £m	2003 £m	2002 £m	Pro forma (excluding Industrial Services) 2001 £m	As reported (including Industrial Services) 2001 £m
Consolidated profit and loss accounts					
Sales					
Subsidiaries	3,484	3,334	3,305	3,317	3,432
Share of joint ventures and associates	963	1,251	1,147	1,020	1,520
	4,447	4,585	4,452	4,337	4,952
Operating profit before goodwill amortisation and exceptional items					
Subsidiaries	162	168	196	193	203
Share of joint ventures and associates	106	134	119	113	183
	268	302	315	306	386
Net interest payable:					
Subsidiaries	(46)	(56)	(47)	(59)	(59)
Share of joint ventures and associates	(1)	–	(1)	(2)	(21)
Profit before tax, goodwill amortisation and exceptional items	221	246	267	245	306
Goodwill amortisation	(29)	(37)	(37)	(43)	(49)
Exceptional items including goodwill impairment	(250)	(91)	(11)	–	–
Exceptional profits/(losses):					
Subsidiaries	687	55	(39)	(100)	(127)
Share of joint ventures and associates	–	–	–	5	5
Profit on ordinary activities before taxation	629	173	180	107	135
Taxation	(49)	(70)	(77)	(64)	(110)
Minority interests	(3)	(2)	(3)	(5)	(5)
Earnings of the year	577	101	100	38	20
Earnings per share – p	78.8	13.8	13.7	5.3	2.8
Earnings per share before goodwill amortisation and exceptional items – p	21.3	22.8	25.2	24.0	28.9
Dividend per share – p	11.9	11.6	11.3	11.0	14.9
Consolidated balance sheets					
Tangible fixed assets	1,278	1,329	1,374	1,399	1,399
Stocks	507	487	488	503	503
Creditors less debtors	(50)	(136)	(219)	(182)	(182)
Net operating assets	1,735	1,680	1,643	1,720	1,720
Net funds/(borrowings)	65	(793)	(834)	(885)	(885)
Intangible assets – goodwill	197	340	470	525	525
Fixed asset investments	102	292	282	226	236
Taxation and dividend payable	(185)	(222)	(237)	(242)	(242)
Provisions for liabilities and charges	(424)	(355)	(364)	(352)	(352)
Net assets	1,490	942	960	992	1,002

Business review

The principal businesses of the Group are described on pages 4 to 9 and in the business review on pages 22 to 30. A review of the development of those businesses in 2005, events affecting the Group since the end of the year and likely future developments are referred to in the Chief Executive's statement on pages 12 and 13 and in the business review. An assessment of the Group's exposure to financial risks and a description of how these risks are managed are also included in the business review.

Share capital

During 2005, 4,794,334 GKN plc Ordinary Shares of 50p each were issued in connection with the exercise of options under SAYE and Executive share option schemes.

At the Annual General Meeting held in May 2005, shareholders authorised the Company to purchase up to a maximum of 72,234,688 of its own Ordinary Shares, representing 10% of the issued share capital of the Company (excluding treasury shares) as at 31 December 2004. During the year, 11,895,000 shares (representing 1.6% of the Company's called up share capital at 31 December 2005) were purchased for an aggregate consideration of £29.9 million (excluding expenses) as part of a £100 million share buyback programme. Authority to purchase up to 60,339,688 shares remained in place at 31 December 2005. Since the programme commenced in October 2004, a total of 25,220,000 shares have been purchased at an aggregate consideration of £59.3 million excluding expenses. All of the shares purchased are being held by the Company as treasury shares.

The issued share capital of the Company at the end of the year was 740,466,222 Ordinary Shares of 50p each including the 25,220,000 shares held in treasury.

The Company has been informed of the following notifiable interests in the issued capital of the Company at 27 February 2006:

	% of issued capital
Franklin Resources, Inc.	**11.98***
Barclays plc	**3.45***
Legal & General Group plc	**3.37**

Annual General Meeting

The notice of the Annual General Meeting to be held at 11.00 a.m. on Friday 12 May 2006 at the Institution of Electrical Engineers, Savoy Place, London WC2R 0BL is contained in the AGM circular enclosed with this annual report, together with an explanation of the resolutions to be considered at the meeting.

Dividend

The Directors recommend a final dividend of 8.2p per 50p Ordinary Share in respect of the year ended 31 December 2005 payable on 17 May 2006 to shareholders on the register at the close of business on 21 April 2006. This, together with the interim dividend of 4.0p paid in September 2005, brings the total dividend for the year to 12.2p per share.

Key dates for the dividend reinvestment plan as it will operate in respect of the proposed 2005 final dividend are given on page 106.

Directors

The constitution of the Board and of its Committees, together with biographical notes on the Directors, are shown on pages 20 and 21.

Richard Clowes and Ian Griffiths ceased to be Directors of the Company on 31 December 2005 and 3 February 2006 respectively, on leaving the service of the Group. Baroness Hogg, Deputy Chairman, retires from the Board at the forthcoming AGM, after serving as a non-executive Director of the Company since 1996. She was also Senior Independent Director from December 2003 to December 2005. The Directors would like to record their appreciation of the contribution each has made to the Group over the years.

In accordance with the provisions for retirement by rotation in the Company's articles of association, Baroness Hogg, Deputy Chairman, Sir Ian Gibson, non-executive Director, and Kevin Smith, Chief Executive, retire at the AGM. Sir Ian Gibson and Kevin Smith, being eligible, offer themselves for re-election.

In addition, in order to comply with the provisions of the Combined Code, Roy Brown, Chairman, being a non-executive Director who has served on the Board for more than nine years, also retires at the AGM and, being eligible, offers himself for re-election.

Directors' interests in GKN shares are shown on pages 101 and 103.

Following the amendment of the Companies Act 1985 by the Companies (Audit, Investigations and Community Enterprise) Act 2004, the directors' indemnity provision in the Company's articles of association was amended. Pursuant to the articles (as amended), the Company has executed a deed poll of indemnity for the benefit of the Directors of the Company and persons who were Directors of the Company during the financial year under review in respect of costs of defending claims against them and third party liabilities. These provisions are currently in force. The indemnity provision in the Company's articles of association also extends to provide a limited indemnity in respect of liabilities incurred as a director, secretary or officer of an associated company of the Company.

A copy of the deed poll of indemnity and of the Company's articles of association are available for inspection at the Company's registered office during normal business hours and will be available for inspection at the Company's AGM.

Donations

Contributions to good causes made by Group companies around the world amounted to some £902,200 in 2005. This included cash donations to UK registered charities of £139,000 for educational purposes and £97,900 for community activities. Further details of contributions made by the Group worldwide are given in the corporate social responsibility review on page 33 and on the Company's website.

It is the policy of the Group not to make political donations. During 2005, no donations were made to EU political organisations, no EU political expenditure was incurred and no contributions to political parties outside the EU were made within the meaning of Part XA of the Companies Act 1985.

The Group's US Aerospace business has a Political Action Committee (PAC) which is funded entirely by employees and their spouses. No funds are provided to the PAC by GKN and any administrative services provided to the PAC by the US Aerospace business are fully charged to and paid for by the PAC, and the Company does not therefore consider these to be political donations. Employee contributions are entirely voluntary and no pressure is placed on employees to participate. Under US law, an employee-funded PAC must bear the name of the employing company.

› Payments to suppliers

It is Group policy to abide by the payment terms agreed with suppliers, provided that the supplier has performed its obligations under the contract. Given the nature and diversity of the Group's international purchasing arrangements and contracts, it is not Group policy to follow any specific code or standard in relation to payment practice.

GKN plc, as a holding company, did not have any amounts owing to trade creditors at 31 December 2005.

› Corporate governance

The Board's statement on corporate governance matters is given on pages 90 to 94, and its report on Directors' remuneration is set out on pages 95 to 103.

› Directors' responsibility for the accounts

At the end of each financial year the Directors are required by the Companies Act 1985 to prepare accounts which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Group for that year. In preparing the accounts for the year ended 31 December 2005, the most appropriate accounting policies, supported by reasonable and prudent judgements and estimates, have been used consistently. The Group accounts have been prepared on the basis of applicable International Financial Reporting Standards effective and endorsed by the European Union as at 31 December 2005 and the Company accounts have been prepared in accordance with UK applicable accounting standards. The Directors are responsible for ensuring that the Company and the Group keep proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and which enable them to ensure that the accounts comply with the Companies Act 1985. In addition, the Directors are responsible for ensuring that an appropriate system of internal control is in operation to provide them with reasonable assurance that the assets of the Company and the Group are properly safeguarded and to ensure that reasonable steps are taken to prevent or detect fraud and other irregularities.

› Auditors

Resolutions to reappoint PricewaterhouseCoopers LLP as auditors of the Company and to authorise the Directors to determine their remuneration will be proposed at the AGM.

On behalf of the Board

Grey Denham
Secretary

27 February 2006

*The Company has been informed that, as at 1 March 2006, the notifiable interests of Franklin Resources, Inc. and Barclays plc are 11.97% and 3.39% respectively. The Company has not been informed of any other changes in notifiable interests as at that date.

Corporate governance

In accordance with the Listing Rules of the UK Listing Authority, GKN is required to state whether it has complied with the relevant provisions set out in Section 1 of the Combined Code on Corporate Governance (the Code) and, where the provisions have not been complied with, to provide an explanation. GKN is also required to explain how it has applied the principles set out in the Code.

The following paragraphs, together with the report on Directors' remuneration on pages 95 to 103, provide a description of how the main and supporting principles of the Code have been applied within GKN. The Directors' statement of compliance with the Code is given on page 94.

› The Board of Directors

The Board is collectively responsible for the success of the Company. Its role is to provide entrepreneurial leadership of the Company within a framework of prudent and effective controls which enables risk to be assessed and managed; to set the Company's strategic aims, ensure that the necessary financial and human resources are in place for the Company to meet its objectives, and review management performance; to set the Company's values and standards and ensure that its obligations to its shareholders (including reporting to shareholders on the Board's stewardship) and others are understood and met. Specific responsibilities reserved to the Board include:

› setting Group strategy and approving an annual budget and medium-term projections;

› reviewing operational and financial performance;

› approving major acquisitions, divestments and capital expenditure;

› reviewing the Group's systems of financial control and risk management;

› ensuring that appropriate management development and succession plans are in place;

› reviewing the activities of the three sub-committees of the Executive Committee;

› reviewing matters relating to corporate social responsibility, including the environmental, health and safety performance of the Group;

› approving appointments to the Board and to the position of Company Secretary, and approving policies relating to Directors' remuneration and the severance of Directors' contracts; and

› ensuring that a satisfactory dialogue takes place with shareholders.

The Directors' responsibility for the preparation of accounts is explained on page 89 (their confirmation that they consider it appropriate to prepare the accounts for 2005 on a going concern basis is given on page 30).

A description of the role of the Board, together with that of the Chairman, Chief Executive, Senior Independent Director and Company Secretary, is available on the GKN website at www.gkn.com and further details of the Board's role in relation to the Group's systems of internal control and risk management are given on pages 93 and 94. Descriptions of the specific responsibilities which have been delegated to the principal Board Committees are given on pages 91 to 93.

The Board currently comprises two executive and seven non-executive Directors including the Chairman. Biographical details of the Directors are given on page 21. With the exception of the Chairman, who is presumed under the Code not to be independent, and Baroness Hogg, who is no longer considered to be independent by virtue of her length of service on the Board, all the non-executive Directors are regarded by the Board as independent and the Board does not consider that there exist any relationships or circumstances likely to affect the judgement of any Director.

The Board normally meets 11 times a year, including at least one meeting at a Group operating company. Comprehensive briefing papers are provided to all Directors one week before Board meetings. During the year there are sufficient opportunities for the Chairman to meet with the non-executive Directors without the executive Directors being present should this be deemed appropriate.

All Directors have direct access to the advice and services of the Company Secretary who is tasked with ensuring that Board procedures are followed. In addition, Directors may, in furtherance of their duties, take independent professional advice, if necessary, at the Company's expense.

The Company maintains appropriate insurance cover in respect of legal proceedings and other claims against its Directors. Details of indemnities in place between the Company and the Directors can be found in the Directors' report on page 88.

Chairman and Chief Executive

The roles of Chairman and Chief Executive have been split since 1997. Whilst collectively they are responsible for the leadership of the Company, the Chairman's primary responsibility is for leading the Board and ensuring its effectiveness and the Chief Executive is responsible for running the Company's business.

The other significant current commitments of Roy Brown, Chairman, are listed in his biography on page 21. The Board is satisfied that his commitments do not unduly restrict his availability to GKN and, in particular, would not do so in the event of GKN being involved in a major corporate transaction or other action.

Induction and professional development

On joining the Board, a Director receives a comprehensive induction pack which includes background information about GKN and its Directors, and details of Board meeting procedures, Directors' responsibilities, procedures for dealing in GKN shares and a number of other governance-related issues. This is supplemented by a briefing with the Company Secretary. The Director meets with the Chief Executive and with relevant senior executives to be briefed on the general Group strategy and each individual business portfolio. Plant visits are organised as necessary for new Directors. External training, particularly on matters relating to the role of a Director and the role and responsibilities of Board Committees, is arranged as appropriate.

Ongoing training is provided as and when necessary and may be identified in annual performance reviews (see below) or on an ad hoc basis. The suitability of external courses is kept under review by the Company Secretary who is charged with facilitating the induction of new Directors both into the business and as to their roles and responsibilities as Directors, as well as with assisting in the ongoing training and development of Directors.

Training and development of Directors in 2005 took various forms, including visits to GKN plants (both with the Board as a whole and on an individual basis), attendance by certain Directors at courses run by executive educational establishments and professional bodies, attendance at external training sessions and seminars on matters relevant to members of remuneration committees, seminars facilitated by professional services firms on International Financial Reporting Standards and workshops run by external bodies on various commercial and regulatory matters.

Performance evaluation

During 2005, the Board continued its ongoing evaluation process to assess performance and identify areas in which effectiveness might be enhanced. The Chairman conducted performance evaluations of each Director and, taking into account the views of the other executive Directors and the non-executive Directors, of the Chief Executive. Baroness Hogg, as Senior Independent Director, led the evaluation by the non-executive Directors of the performance of the Chairman, taking into account the views of the executive Directors.

To assist the evaluation process, a number of assessment areas were identified in advance and used as a framework for conducting the appraisal interviews. Such areas included commitment and preparation, training and development, contribution, and interaction with other Board members. As part of the performance evaluation, the Chairman evaluated with each Director the effectiveness of the Board and of the principal Board Committees.

The results of the evaluations were discussed by the Board and used to consider opportunities for improvement. Minor changes to Board and Committee procedures were identified and have been implemented.

Director re-election

All Directors are subject to re-election by shareholders at the first Annual General Meeting following their appointment by the Board. Under the articles of association of the Company, each of the Directors is required to retire by rotation at least once every three years. Any non-executive Directors who have served for more than nine years are subject to annual re-election. Details of the Directors retiring and seeking re-election at the 2006 Annual General Meeting are given in the Notice of Meeting circular. The Chairman confirms that, following the performance evaluations undertaken in 2005, the performance of the Directors seeking re-election continues to be effective, and that they continue to demonstrate commitment to their respective roles. The Deputy Chairman confirms that, following the performance evaluation which she undertook in 2005 as Senior Independent Director, the performance of the Chairman continues to be effective, and that the Chairman continues to demonstrate commitment to his role.

Communicating with shareholders

Meetings between Directors, senior management and major institutional shareholders are held during the year in accordance with GKN's investor relations programme and when required in relation to particular issues. The Senior Independent Director and the other non-executive Directors are encouraged to attend presentations to analysts and shareholders, in particular the annual and interim results presentations.

The Chairman, periodically, offers to major investors in GKN the opportunity to meet with him should they so wish to discuss matters relating to governance, including Directors' remuneration, and strategy. Feedback to the Board is provided by the Chairman on any issues raised with him. The Finance Director reports twice-yearly to the Board on meetings with investors. These reports include summaries prepared by the Company's brokers on the market's reaction to results announcements and the subsequent meetings between management and investors. External brokers' reports on GKN are circulated to all Directors and the Board is briefed periodically by external financial consultants on investor perceptions of GKN.

All Directors normally attend the Annual General Meeting and shareholders are invited to ask questions during the meeting and to meet with Directors after the formal proceedings have ended. Shareholders at the meeting are advised as to the level of proxy votes received, including the percentage for and against each resolution together with the level of votes withheld, following each vote on a show of hands.

In its annual and interim reports, trading statements, results presentations and City announcements generally, GKN endeavours to present an accurate, objective and balanced picture in a style and format which is appropriate to the intended audience. The GKN website provides information about the Group including copies of annual and interim reports and presentations made to institutional investors.

› Board Committees

The full terms of reference of the following Board Committees are available upon request and on the GKN website.

Executive Committee

The Executive Committee consists of the executive Directors and, with effect from 1 January 2006, the Group's senior executive team under the chairmanship of the Chief Executive. The current membership of the Executive Committee is given on page 20. The Committee is tasked with leading, overseeing and directing the activities of the Group, reviewing divisional and Group strategy plans and deciding how the various risks facing the Group are to be managed. It reviews the Group's annual budget prior to submission to the Board and monitors monthly performance of the Company against the approved plans. It also reviews acquisitions and divestments, and corporate development activity and approves major human resource policy issues including management development and training. The Committee is also responsible for reviewing and leading the implementation of business and operational processes across the Group. It normally meets monthly.

The Executive Committee has three sub-committees consisting of members of senior management:

› the Lean Enterprise Sub-Committee, under the chairmanship of Kevin Smith, Chief Executive, is responsible for monitoring and reviewing key elements that contribute directly to operational performance and the improvement of 'business health'. It is assisted in this by three senior executive councils covering people excellence, production excellence and business process excellence;

› the Technology Sub-Committee, under the chairmanship of Martyn Vaughan, Chief Executive GKN OffHighway, is responsible for setting policy and providing guidance and direction in relation to technologies employed across all business areas, and provides input to the Executive Committee to contribute to the formulation of the Group's business strategy; and

› the Governance and Risk Sub-Committee, under the chairmanship of the Company Secretary, Grey Denham, is responsible for monitoring and reviewing matters relating to governance and compliance, risk management and corporate social responsibility.

Chairman's Committee

The Chairman's Committee consists of the non-executive Directors together with the Chief Executive under the chairmanship of the Chairman. The Committee meets before each Board meeting and is a forum for the Chairman and Chief Executive to brief and obtain the views of the non-executive Directors on particular issues.

Audit Committee

The Audit Committee consists of the independent non-executive Directors. John Sheldrick assumed the chairmanship of the Committee from Sir Peter Williams with effect from 1 January 2006 following Sir Peter Williams' appointment as Chairman of the Remuneration Committee.

As Group Finance Director of Johnson Matthey plc, Mr Sheldrick has, as required by the Code, recent and relevant financial experience.

The Committee monitors the integrity of the Company's financial statements and the effectiveness of the external audit process. It is responsible for ensuring that an appropriate relationship between GKN and the external auditors is maintained, including reviewing non-audit services and fees, and makes recommendations to the Board on the appointment, reappointment or dismissal of the external auditors. It also reviews bi-annually the Group's systems of internal control and the processes for monitoring and evaluating the risks facing the Group. The Committee reviews the effectiveness of the internal audit function (see page 94) and is responsible for approving, upon the recommendation of the Chief Executive, the appointment and termination of the head of that function. It also reviews periodically the Group's employee disclosure procedures policy which provides for employees to disclose, in confidence, instances of wrongdoing by other employees.

The Committee reviews annually its effectiveness and recommends to the Board any changes required to its terms of reference. No changes to the Committee's terms of reference were recommended following the 2005 review.

The Audit Committee meets at least four times a year, including meetings before the annual and interim results announcements and at the planning stage of the annual external audit process. Members' attendance record at meetings of the Committee in 2005 is given on page 93.

The Committee has authority to investigate any matters within its terms of reference, to access resources, to call for information and to obtain external professional advice at the cost of the Company. Should there be any disagreement between the Committee and the Board which cannot be resolved, the Committee has the right to report the issue to shareholders within the Company's next annual report.

No person other than the members of the Committee is entitled to be present at meetings but others may be invited to attend by the Committee. The head of the internal audit function and the external auditors usually attend meetings of the Committee. At each meeting there is an opportunity for the external auditors, and annually an opportunity for the head of internal audit, to discuss matters with the Committee without any executive management being present. The minutes of each meeting are circulated to all members of the Board. The Committee has independent access to the internal audit function and to the external auditors and both the head of internal audit and the external auditors have direct access to the Chairman of the Committee outside formal Committee meetings. The Chairman of the Committee has quarterly meetings and regular intervening contact with the head of internal audit, and twice-yearly formal meetings as well as ad hoc contact with the external auditors on specific matters.

The Audit Committee has the specific task of keeping under review the nature and extent of non-audit services provided by the external auditors in order to ensure that objectivity and independence are maintained. As a matter of policy, the auditors are excluded from invitations to undertake assignments of a purely consultancy nature. For other non-audit work, the policy is that GKN does not use the external auditors unless there are compelling reasons to do so, i.e. they can provide a unique skill or a service not readily available from any other source. Under the policy, agreed by the Board, any proposal to use the auditors for non-audit work must be submitted to the Finance Director who will, depending on the nature of the service, seek the prior authorisation of the Chairman of the Audit Committee. The external auditors have in place processes to ensure their independence is maintained including safeguards to ensure that, where they do provide non-audit services, their independence is not threatened. They have written to the Audit Committee confirming that, in their opinion, they are independent.

During the year, the Audit Committee discharged its responsibilities by:

- reviewing the Group's draft 2004 preliminary annual results announcement and financial statements and 2005 interim results statement prior to Board approval (including consideration of the significant accounting judgements contained therein) and reviewing the external auditors' detailed reports thereon;
- reviewing the Group's 2004 financial statements as restated under International Financial Reporting Standards and the associated announcement released in April 2005;
- reviewing the Group's trading update announcement prior to release at the Annual General Meeting;
- reviewing the appropriateness of the Group's accounting policies including changes necessary in the light of the transition to International Financial Reporting Standards;
- reviewing regularly the potential impact on the Group's financial statements of certain matters such as impairments of fixed asset values and International Financial Reporting Standards;
- reviewing the effectiveness of the 2004 external audit process and recommending to the Board, after due consideration, the reappointment of the incumbent external auditors at the Annual General Meeting;
- reviewing the application of the Board's policy on non-audit work performed by the Group's external auditors together with the non-audit fees payable to the external auditors in 2004;
- reviewing compliance with the Group's policy on the employment of former employees of the external auditors;
- reviewing the external auditors' plan for the audit of the Group's 2005 accounts, which included key areas of focus, key risks on the accounts, confirmations of auditor independence and the proposed audit fee, and approving the terms of engagement for the audit;
- reviewing reports from the internal audit function and the external auditors on the Group's systems of internal control in advance of the announcement of the Group's results for 2004 (the internal report included a summary of and commentary on the annual detailed divisional reports on their business risks and internal control processes) and reporting to the Board on the results of this review, and reviewing interim updates prior to the half-year results;
- receiving regular updates from management on key financial control matters arising in the Group;
- reviewing work undertaken by management in connection with analysis of fraud risks;
- reviewing a post-acquisition report on the integration and performance of a significant recent acquisition;
- reviewing the terms of reference, resources, performance and effectiveness of the internal audit function, its work programme for 2005 and quarterly reports on its work and findings during the year, and monitoring compliance by Group companies with its recommendations; and
- reviewing the Group's employee disclosure procedures policy.

Remuneration Committee

The Remuneration Committee consists of the independent non-executive Directors. Sir Peter Williams assumed the chairmanship of the Committee from Baroness Hogg with effect from 1 January 2006. The Committee is responsible for approving the terms of service and setting the remuneration of the executive Directors and the Company Secretary in accordance with a remuneration policy which is approved annually by the Board. It is also responsible for determining the fees of the Chairman and the terms upon which the service of executive Directors is terminated having regard to a severance policy adopted by the Board, and for monitoring the remuneration of senior managers just below Board level. It also prepares for approval by the Board the annual report on Directors' remuneration (set out on pages 95 to 103).

The Committee meets periodically when required. Members' attendance record at meetings of the Committee in 2005 is given opposite. No person other than the members of the Committee is entitled to be present at meetings but others may be invited by the Committee to attend. No Director nor the Company Secretary is present when the Committee considers, or acts in, matters relating to himself.

The Committee has access to such information and advice both from within the Group and externally, at the cost of the Company, as it deems necessary. It is responsible for appointing any consultants in respect of executive Directors' remuneration.

Nominations Committee

The Nominations Committee consists of the non-executive Directors and the Chief Executive under the chairmanship of the Chairman of the Board (except when the Committee is dealing with the appointment of a successor as Chairman of the Board when the Senior Independent Director chairs the Committee).

The Committee leads the process for identifying and makes recommendations to the Board on candidates for appointment as Directors of the Company and as Company Secretary, giving full consideration to succession planning and the leadership needs of the Group. It also makes recommendations to the Board on the composition of the Chairman's and Nominations Committees and the composition and chairmanship of the Audit and Remuneration Committees. It keeps under review the structure, size and composition of the Board, including the balance of skills, knowledge and experience and the independence of the non-executive Directors, and makes recommendations to the Board with regard to any changes.

The Committee meets periodically when required. Members' attendance record at meetings of the Committee in 2005 is given opposite. No person other than the members of the Committee is entitled to be present at meetings but others may be invited by the Committee to attend.

The Board has agreed the procedures to be followed by the Nominations Committee in making appointments to the various positions on the Board and as Company Secretary. These procedures, under which the Committee agrees a description of the role, experience and capabilities for a Director, are available on GKN's website. The Committee has access to such information and advice both from within the Group and externally, at the cost of the Company, as it deems necessary. This may include the appointment of external executive search consultants, where appropriate.

› Directors' attendance record

The attendance of Directors at relevant meetings of the Board and of the Audit, Remuneration and Nominations Committees held during 2005 was as follows:

Director	Board (13 meetings)	Audit Committee (6 meetings)	Remuneration Committee (8 meetings)	Nominations Committee (2 meetings)
Roy Brown *Chairman*	13	–	–	2
Baroness Hogg *Deputy Chairman and Senior Independent Director (latter until 31 December 2005)*	12	6	8	2
Executive Directors				
Kevin Smith *Chief Executive*	13	–	–	2
Richard Clowes	13	–	–	–
Ian Griffiths	13	–	–	–
Nigel Stein	13	–	–	–
Other independent non-executive Directors				
Sir Ian Gibson *Senior Independent Director (from 1 January 2006)*	10	3	5	1
Helmut Mamsch	12	6	7	2
Sir Christopher Meyer	11	6	6	2
John Sheldrick	11	6	7	2
Sir Peter Williams	11	6	6	2

› Internal control

The Board attaches considerable importance to, and acknowledges its responsibility for, the Group's systems of internal control and risk management and receives regular reports on such matters.

The Board's policy is to have systems in place which optimise the Group's ability to manage risk in an effective and appropriate manner. The Board has delegated to the Executive Committee responsibility for identifying, evaluating and monitoring the risks facing the Group and for deciding how these are to be managed. The Governance and Risk Sub-Committee of the Executive Committee facilitates this process. There is a standing agenda item at every Executive Committee meeting to enable its members to advise if any material internal control issues, serious accidents or events having a major commercial impact have arisen or any significant new risks have been identified, with subsequent reporting to the next Board meeting and/or Audit Committee meeting if appropriate.

Continuing processes under the oversight of the Governance and Risk Sub-Committee are in place for all parts of the Group to assess the major risks to which their operations are exposed and the way in which such risks are monitored, managed and controlled. The risks covered by these processes include those relating to strategy, operational performance, finance (including risk financing and fraud), product engineering, business reputation, human resources, health and safety, and the environment. These processes are summarised in a 'risk map' which is reviewed at least annually by the Audit Committee.

Each year all Group businesses are required formally to review their business risks and to report on whether there has been any material breakdown in their internal controls. This formal review is supplemented by an interim review conducted at the half year. Companies also have to confirm annually whether they have complied with statutory and regulatory obligations as well as with internal policies on matters such as competition law, employment, ethics, document management, data protection and employee disclosure. Risk profiling is undertaken across all subsidiaries to identify accidental risks and highlight action required to mitigate such risks.

The objective of the Group's risk management processes is to ensure the sustainable development of GKN through the conduct of its business in a way which:

- satisfies its customers;
- develops environmentally friendly products and processes;
- provides a safe and healthy workplace;
- protects against losses from unforeseen causes;
- minimises the cost and consumption of increasingly scarce resources;
- prevents pollution and waste;
- maintains proper relationships with our suppliers and contractors; and
- maintains a positive relationship with the communities in which it does business.

The Group Risk Management Council acts as a steering group for the management of accidental risk across GKN, including but not limited to health and safety, environment, business continuity, risk profiling and risk financing. The Council is under the overall supervision of the Governance and Risk Sub-Committee referred to above.

The Group's systems and procedures are designed to identify, manage and, where practicable, reduce and mitigate the effects of the risk of failure to achieve business objectives. They are not designed to eliminate such risk, recognising that any system can only provide reasonable and not absolute assurance against material misstatement or loss.

The review process
The Board reviews the Group's systems of internal control and risk management on an ongoing basis by:

- setting the strategy of the Group at both Group and divisional level and, within the framework of this, approving an annual budget and medium-term projections. Central to this exercise is a review of the risks and opportunities facing each business and the steps being taken to manage these;
- reviewing on a regular basis operational performance and updated forecasts for the current year. Comparisons are made with budget and the prior year and appropriate action plans put in place to optimise operational and financial performance;
- retaining primary responsibility for acquisition and divestment policy, and the approval of major capital expenditure, major contracts and financing arrangements. Below Board level there are clearly defined management authorities for the approval of capital expenditure, major contracts, acquisitions, investments and divestments, together with an established framework for their appraisal, which includes a risk analysis and post-implementation plan, and where appropriate, a post-acquisition review;
- receiving regular reports on the Group's treasury activities, having approved the operating policies and controls for this function;
- performing at least annually a review of the Group's pension fund arrangements and insurance and risk management programmes;
- receiving two reports each year, following their review by the Executive Committee, on corporate social responsibility matters, which include environmental, health and safety performance of the Group's operations; and
- reviewing at least annually management development and succession plans. The Executive Committee also reviews management development issues twice a year.

The Board receives an annual report from the Audit Committee concerning the operation of the systems of internal control and risk management. This report, together with the reviews by the Board during the year of the matters described above, enables the Board to form its own view on the effectiveness of the systems.

The Audit Committee is responsible for reviewing the ongoing control processes and the actions undertaken by the Committee during 2005 to discharge this responsibility are described on page 92. To assist it in this role the Committee liaises closely with the internal audit department. This department utilises a risk-based internal audit programme and its purpose is to review and test the systems, controls, processes, procedures and practices across the Group. The head of internal audit reports directly to the Chief Executive and the department's reports are seen by the relevant members of the Executive Committee. The resolution of any control issues raised by Board members or in reports reviewed by the Audit Committee are discussed in Committee with management.

The Board has reviewed the effectiveness of the Group's systems of internal control and risk management during the period covered by this annual report. It confirms that the processes described above, which accord with the guidance on internal control appended to the Code (the Turnbull Guidance), have been in place throughout that period and up to the date of approval of the annual report.

> Compliance with the Code
It is the Board's view that, throughout 2005, GKN was in compliance with the relevant provisions set out in Section 1 of the Code.

Report on Directors' remuneration

› Role of the Remuneration Committee

The Board's Remuneration Committee is responsible for formulating the Group's policy for the remuneration of the executive Directors of GKN plc. The Committee reviews the policy annually and recommends any changes to the Board as a whole for formal approval.

Within the framework of the agreed policy, the Committee determines the detailed terms of service of the executive Directors, including basic salary, incentives and benefits, and the terms upon which their service may be terminated. The Committee also determines the fees of the Chairman and is responsible for recommending to the Chief Executive and monitoring the level and structure of remuneration for the most senior managers below Board level. The Committee's full terms of reference are available on GKN's website at www.gkn.com.

The Committee consists entirely of independent non-executive Directors. Baroness Hogg chaired the Committee throughout 2005, a position she held since May 2002. She resigned from the Committee on 31 December 2005 and was succeeded as Committee Chairman by Sir Peter Williams. The other current members of the Committee are Sir Ian Gibson, Helmut Mamsch, Sir Christopher Meyer and John Sheldrick, all of whom, together with Sir Peter Williams, served on the Committee throughout 2005. Members' attendance at meetings of the Committee in 2005 is summarised on page 93.

The Remuneration Committee is responsible for appointing external independent consultants to advise on executive remuneration matters and has adopted a policy under which an individual external consultant appointed by it to advise on the determination of Board level remuneration shall not also act as consultant to any company in the GKN Group. The Committee has appointed and received advice during 2005 from Towers Perrin in relation to executive Director remuneration. During 2005 Towers Perrin consultants (different from the consultant who provided advice to the Remuneration Committee) were also appointed by the Group to provide advice to GKN subsidiaries in relation to actuarial valuations relating to retirement plans in Japan and assistance in the design and implementation of healthcare programmes and software implementation in the US. Towers Perrin did not provide any other services direct to the Group during the year.

The Committee also receives input from the Group's Chief Executive when considering the remuneration of the other executive Directors.

The Committee's terms of reference and procedures, which are reviewed annually under the Board's performance evaluation procedures described on page 91, comply with the best practice provisions of the Combined Code on Corporate Governance. (The Board's statement of overall compliance with the Combined Code is given on page 94.)

› Remuneration policy

This section describes GKN's policy for the remuneration of its executive and non-executive Directors as at the date of this report and for the foreseeable future.

GKN's remuneration policy for executive Directors is designed to attract, retain and motivate executives of the high calibre required to ensure that the Group is managed successfully to the benefit of shareholders. To achieve this, an internationally competitive package of incentives and rewards linked to performance is provided.

In setting remuneration levels the Remuneration Committee takes into consideration the remuneration practices found in other multinational companies of similar size and also ensures that the remuneration arrangements for executive Directors are compatible with those for executives throughout the Group. It also considers the most recent pay awards in the Group generally when reviewing the basic salaries of the executive Directors.

The remuneration of the executive Directors comprises basic salary and benefits in kind set at competitive levels, short-term variable remuneration dependent upon the achievement of performance targets, and longer-term rewards including retirement benefits and performance-related long-term incentives. Further details of each of these elements are given in the following paragraphs. On the basis of the expected value of long-term incentives and achievement of on-target performance for the purposes of the short-term variable remuneration scheme, the total annual remuneration (excluding pension benefits) of each executive Director under the Group's remuneration policy is weighted approximately 50% performance-related and 50% non performance-related, valued as at the time of award of long-term incentives, with flexibility to change the balance between the performance-related and non performance-related elements when the Remuneration Committee considers it appropriate. The Remuneration Committee believes that these proportions represent an appropriate balance between certainty of income and incentive-based remuneration linked to the achievement of GKN's operational and strategic objectives.

The fees of the non-executive Directors are set at a level that the Board believes will attract individuals with the necessary experience and ability to make a substantial contribution to the Group's affairs. The fees paid are commensurate with those paid by other UK listed companies of comparable size and complexity.

Basic salary

This is based on a number of factors including market rates together with the individual Director's experience, responsibilities and performance. The Remuneration Committee's objective is to maintain salaries at around the median level of the relevant employment market and in this connection it reviews annually data drawn from an analysis of senior executive salary levels in approximately 100 major UK companies provided to it by independent consultants.

Individual salaries of Directors are reviewed annually by the Committee with any increase usually being effective from 1 July.

Benefits

These comprise principally car and healthcare benefits and premiums paid on additional life assurance policies in connection with pension arrangements. The level of benefits provided to executive Directors is consistent with that provided by other major companies. These benefits do not form part of pensionable earnings.

Performance-related short-term variable remuneration

Payments may be made annually under arrangements which link remuneration to the achievement of short-term operational targets relevant to GKN's long-term strategic objectives. These targets will typically relate to a combination of corporate and, where appropriate, individual portfolio profit and cash flow performance. Achievement of on-target performance will result in payments of approximately 50% of an executive Director's salary and payments are normally capped at 100% of salary.

Details of the targets and cap for 2005 are given below in the section 'Directors' remuneration 2005'.

The Remuneration Committee has absolute discretion to alter targets to reflect changed circumstances such as material changes in accounting standards or changes in the structure of the Group. It may also make discretionary payments in respect of exceptional performance. Payments to Directors are based upon a percentage of basic salary received during the year and do not form part of pensionable earnings under Directors' pension arrangements.

Long-term incentive arrangements

The Remuneration Committee believes that performance-related long-term incentives which closely align executive rewards with shareholders' interests are an important component of overall executive remuneration arrangements. In 2004 shareholders approved revisions to both elements of GKN's current long-term incentive arrangements for executive Directors and other senior executives – the GKN Long Term Incentive Plan and the GKN Executive Share Option Scheme. The substantive differences between the revised arrangements and those approved previously by shareholders in 2001 (under which awards remain outstanding but no further awards will be made) are referred to below. The structure of the Company's performance-related long-term incentives is considered annually as part of the award process and the Committee believes the current arrangements remain appropriate.

Award levels under each of the Long Term Incentive Plan and the Executive Share Option Scheme are set such that the combined rewards available to an individual Director, assuming full vesting, are no greater than they would have been had the Group's long-term incentive arrangements comprised only a single element. The combined maximum potential annual award under both elements of the long-term incentive arrangements is 250% of basic salary, or such higher overall percentage which may be applied where necessary specifically to recruit or retain an individual.

There are no provisions under the rules of either the Long Term Incentive Plan or the Executive Share Option Scheme for the automatic release of unvested awards on a change of control of GKN plc.

GKN Long Term Incentive Plan (LTIP)

In summary, under the LTIP introduced in 2004, each executive Director may be awarded annually a conditional right to receive GKN plc Ordinary Shares up to a maximum value of 150% of basic salary (100% of basic salary for awards made prior to 2004). The value of shares for this purpose is calculated by reference to the average of the daily closing prices of GKN plc Ordinary Shares during the preceding year. LTIP awards to executive Directors in 2005 were made at a value of 80% of basic salary.

The number of shares that the Director will ultimately receive will depend on the Group's performance during the three years commencing on 1 January in the year of award and on satisfaction of a personal shareholding requirement (see page 99).

Performance is measured by comparing the total shareholder return (i.e. the internal rate of return from the cash flows arising from buying, owning and selling a company's shares), or 'TSR', from GKN shares with the return on shares of other companies chosen by the Remuneration Committee as an appropriate comparator group. The Committee considers relative TSR to be an appropriate performance criterion as it represents the investment return received by GKN's shareholders over the measurement period compared with the return investors could have received by investing in alternative stocks over the same period. This incentive arrangement is therefore less affected by changes in economic conditions and short-term stock market sentiment than plans based on certain other measures. For awards made from 2004 onwards, the comparator group comprises a tailored peer group representing GKN's major competitors and customers worldwide. (Where a comparator company's shares are listed on an overseas market, the TSR of that company is calculated in local currency. The Committee believes this method of measurement provides a true indication of a company's performance, without potential distortions brought about by windfall movements in currency.)

The companies making up the comparator group for the awards granted in 2004 and 2005 (unless specified otherwise) are as follows:

Automotive companies			
Magna International Inc	Canada	Tomkins plc	UK
Torch Investment Co Ltd	China	Wagon plc	UK
Faurecia SA	France	American Axle & Manufacturing Inc	USA
Valeo SA	France	ArvinMeritor Inc	USA
DaimlerChrysler AG	Germany	Borg Warner Inc	USA
Volkswagen AG	Germany	Dana Corporation	USA
Fiat SpA	Italy	Delphi Corporation	USA
Denso Corporation	Japan	Ford Motor Company	USA
NGK Spark Plug Co Ltd	Japan	General Motors Corporation	USA
Toyota Motor Corporation	Japan	Johnson Controls Inc	USA
Scania AB	Sweden	Visteon Corporation	USA
Mayflower Corporation plc*	UK		
Aerospace companies			
Bombardier Inc	Canada	Boeing Company/The	USA
Zodia SA	France	General Dynamics Corporation	USA
Finmeccanica SpA	Italy	Goodrich Corporation	USA
BAE Systems plc	UK	Lockheed Martin Corporation	USA
Cobham plc	UK	Raytheon Company	USA
Meggitt plc	UK	United Technologies Corporation	USA
Rolls-Royce plc	UK		
Smiths Group plc	UK		

*2004 comparator group only

The comparator group for awards granted under the LTIP arrangements approved by shareholders in 2001 (the pre-2004 awards) consisted of the companies constituting the FTSE 100 Index at the start of the measurement period excluding companies in the telecommunications, media, technology and financial services sectors. (It was thought appropriate to exclude certain non-manufacturing sectors, some of which had contributed significantly to the volatility of the FTSE 100 Index.) The Remuneration Committee is of the view, however, that a tailored peer group, such as those being used in 2004 and 2005, provides a more meaningful comparator group.

For awards granted from 2004 onwards, if GKN's TSR ranks in the upper quartile of the comparator group at the end of the three-year measurement period the conditional award is converted into a deferred right to receive all of the shares, which will not be released to the Director for at least one further year other than in the specific circumstances set out in the rules of the LTIP. (For pre-2004 awards, this deferment period was two years.)

If the ranking is at the median level, 30% (50% for pre-2004 awards) of the shares will be received at the end of the deferment period, with no shares being received for below median ranking. For intermediate rankings between median and upper quartile, the executive Director will receive a proportionate number of shares increasing on a straight-line basis. For 2004 awards onwards, dividends will be treated as having accrued from the beginning of the third year of the measurement period on any shares that vest and the equivalent cash amount will be paid to the Director on release of such shares (no dividends accrue on either vested or unvested shares under pre-2004 awards).

GKN obtains the required TSR data and ranking information from an external consultant to ensure that the comparative performance is independently verified. However, irrespective of GKN's TSR, before any shares become eligible for release the Remuneration Committee must be satisfied that this is justified by the underlying financial performance of the Group over the measurement period.

GKN Executive Share Option Scheme (ESOS)

In summary, under the ESOS each executive Director may be awarded annually an option to subscribe for a number of GKN plc Ordinary Shares. The Remuneration Committee decides the level of awards in each year. For awards from 2004 onwards, annual award levels are not specifically capped under the ESOS, but when combined with awards under the LTIP (which are capped at 150% of basic salary) they cannot exceed 250% of basic salary, except where necessary specifically to recruit or retain an individual. ESOS awards to executive Directors in 2005 were made at 120% of basic salary, giving a combined award value with LTIP for 2005 of 200% of basic salary.

The number of shares that a Director can ultimately acquire upon exercise of the option is dependent upon satisfaction of a performance condition and a personal shareholding requirement (see page 99), set by the Remuneration Committee before an option is granted. Performance for awards granted from 2004 onwards is measured by comparing the TSR from GKN shares with the TSR from shares of companies in a comparator group comprising the constituents of the FTSE 350 Index at the start of a three-year measurement period commencing on 1 January in the year of award. The Remuneration Committee believes the FTSE 350 Index to be appropriate as it is a broadly based index which contains more manufacturing and engineering companies than the FTSE 100 Index. 50% of the shares under option can be acquired by the Director if GKN ranks at the median level in the comparator group with no shares being receivable for below median TSR performance. 100% of the shares can only be acquired if GKN ranks in the upper quartile of the comparator group, with a straight-line sliding scale for rankings between median and upper quartile. No retesting of the performance condition after the end of the measurement period is permitted.

The TSR information is obtained from an external consultant to ensure that the performance is independently verified. In addition, notwithstanding GKN's TSR, the Remuneration Committee must be satisfied that the vesting of an option is justified by the underlying financial performance of the Group over the measurement period.

For options granted from 2001 to 2003 inclusive, the performance condition is linked to the increase in GKN's earnings per share, or 'EPS', (calculated in accordance with International Accounting Standard 33, adjusted to exclude individually significant charges and credits (including, but not limited to, major restructuring costs, profits or losses on disposal of businesses and the change in fair value of derivative financial instruments where hedge accounting has not been used) as disclosed in the Group's financial statements and the tax thereon) over the three years commencing on 1 January in the year of award. 50% of the shares can be acquired if the increase over this period is not less than the increase in the Retail Prices Index (RPI) plus 9%. The remaining 50% can only be acquired in full if such increase is RPI plus 15% (with a straight-line sliding scale for increases between RPI plus 9% and RPI plus 15%). If the performance condition is not satisfied in full after the first three-year period, so that less than 100% of the shares under option can be acquired, the performance condition will be reassessed each year up to six years from the date of grant (the RPI plus 9% will be increased by 3% for each year beyond the third year, and the RPI plus 15% will be increased by 5% for each year beyond the third year). At the end of the six-year period, any unvested options will lapse. As stated above, there will be no such retesting of awards made from 2004 onwards.

Options granted under the ESOS are normally exercisable between the third and tenth anniversary of the date of grant. The exercise price is fixed at the market price of GKN's shares at the time of grant.

Retirement benefits

For executive Directors subject to the UK restrictions on pensionable earnings in the Finance Act 1989 (the earnings cap), retirement provision is secured by the Company by a combination of amounts paid to individual 'money-purchase' schemes and supplementary allowances paid to each Director. In certain cases, dependent in part upon the individual's salary level at commencement of employment, retirement benefits are also provided through membership of the Executive section of the GKN Group Pension Scheme, which is a defined benefit scheme. The retirement provisions are made in

GKN LTIP vesting scale


2004 awards onwards
pre-2004 awards
GKN TSR percentile
0
45
50
55
60
65
70
75
100
0
20
40
60
80
100
award vesting level %

GKN ESOS vesting scale


2004 awards onwards
GKN TSR percentile
0
45
50
55
60
65
70
75
100
0
20
40
60
80
100
award vesting level %

order to assist each Director towards securing overall retirement benefits comparable in value with those available under the pension scheme had it not been for the operation of the earnings cap.

GKN's pension scheme provides Directors with a pension of up to two-thirds of basic annual salary (up to the earnings cap) on retirement at age 60 after 20 or more years' service and proportionately less for shorter service or for retirement before pension age. A standard employee contribution, currently 5% of gross salary, is required under the scheme, except in the case of members who joined it prior to 1991 when such contributions were introduced. In addition, from 1 April 2004 members have been required to pay a further 2%.

The arrangements for providing retirement benefits to executive Directors and other senior executives have been reviewed in the light of changes in the taxation of pensions being introduced by the Government from April 2006. For those currently affected by the limit on annual pensionable earnings, which includes all executive Directors, a notional limit will be maintained beyond April 2006 so that, overall, the existing pension and salary supplement arrangements will be broadly unchanged. For senior executives who joined the Company prior to June 1989 and are currently not affected by the limit on pensionable earnings, no compensation is to be offered for any additional tax suffered by the individual in the event that the value of their pension exceeds the new Lifetime Allowance.

Service agreements

The service agreements of executive Directors are with GKN Holdings plc, the parent company of the GKN Group prior to the Industrial Services demerger in 2001 and now a wholly-owned subsidiary of GKN plc. The non-executive Directors do not have service agreements, their terms of service being contained in letters of appointment.

The Board's current policy is that, unless local employment practice requires otherwise, the service agreements of its executive Directors will be terminable by the employing company on one year's notice. The agreements terminate in any event at the end of the year in which the Director attains the age of 60.

Other than in the event of early termination following a change of control of GKN plc, there is no contractual provision for predetermined compensation payable upon early termination of an executive Director's service agreement. In the event of such a severance (other than on a change of control) the Remuneration Committee would apply the principles of the severance policy adopted by the Board. Under this policy, which may be varied in individual cases, an immediate lump sum severance payment will be made to the Director equivalent to one year's basic salary plus one year's pension contributions. Consideration would be given to the inclusion in the severance payment of additional elements relating to short-term variable remuneration and major benefits in kind. However, such additional elements will not normally be included where the severance is as a result of underperformance. Consideration would also be given to paying the severance payment in 12 equal instalments which will only be paid to the extent that the Director has not been able to mitigate his or her loss by the date of the relevant payment.

In the event of the service agreement coming to an end by mutual consent, the Remuneration Committee will approve such termination arrangements as are appropriate in the particular circumstances.

As permitted by the Combined Code on Corporate Governance, if termination of a Director's service agreement occurs on less than due notice within 12 months following a change in control of GKN plc, a predetermined amount is payable to the Director equivalent to one year's basic salary, pension contributions, benefits in kind and loss of entitlements under short-term performance-related remuneration arrangements.

An enhancement to the pension rights of an executive Director upon early retirement will only be considered in exceptional cases and a full costing would be provided to the Remuneration Committee at the time of its deliberations. In any event, such enhancement would not be considered unless objectives set for the Director had been met or it was otherwise merited in the opinion of the Remuneration Committee.

It is also the Board's policy that, at the time of consideration of a proposed appointment of an executive Director, the Remuneration Committee will take into account the likely cost of severance in determining the appropriateness of the proposed terms of appointment.

External appointments

The Board recognises the benefit which GKN can obtain if executive Directors of GKN serve as non-executive Directors of other companies. Subject to review in each case, the Board's general policy is that each executive Director may accept one non-executive directorship with another company (but not the chairmanship of a FTSE 100 company) from which the Director may retain the fees.

Kevin Smith is a non-executive Director of Scottish and Southern Energy plc. Nigel Stein is a non-executive Director of Wolseley plc. They each retain the fees payable in respect of these appointments (currently £40,000 and £50,000 per annum respectively). Ian Griffiths, who left the service of the Group on 3 February 2006, was a non-executive Director of Ultra Electronics Holdings plc throughout 2005. He also retained the fee payable in respect of that appointment in 2005 (£29,000 per annum).

Terms of appointment of Chairman and non-executive Directors

Roy Brown became Chairman in May 2004 for an initial period of three years terminable at any time upon 12 months' notice by either party. He receives a fee, determined by the Remuneration Committee, of £240,000 per annum. He does not participate in the Group's short-term variable remuneration or long-term incentive arrangements or in its pension scheme.

The fees received by each of the remaining non-executive Directors, including the Deputy Chairman, are determined by the Board upon the recommendation of the Chairman and the Chief Executive. In respect of 2005, the Deputy Chairman and Senior Independent Director, Baroness Hogg, received an annual fee of £55,000. The basic fee received by the other non-executive Directors in 2005 was £40,000. In addition, the Chairmen of the Audit Committee (Sir Peter Williams) and Remuneration Committee (Baroness Hogg) received £7,000 and £5,000 respectively to reflect the significant extra responsibilities attached to these positions. The non-executive Directors do not participate in the Group's short-term variable remuneration or long-term incentive arrangements or in its pension scheme, nor do they receive benefits in kind. The current policy, save in exceptional circumstances, is for non-executive Directors to serve on the Board for nine years with interim renewals after three and six years, subject to mutual agreement and annual performance reviews.

With effect from 1 January 2006, Sir Ian Gibson was appointed to the position of Senior Independent Director, receiving an annual fee of £50,000, Sir Peter Williams was appointed Chairman of the Remuneration Committee, receiving the additional fee payable in respect of that position, increased to £8,000, and John Sheldrick was appointed Chairman of the Audit Committee, receiving the additional fee payable in respect of that position, increased to £9,000. Also with effect from 1 January 2006, the basic fee payable to non-executive Directors was increased to £45,000. Whilst ceasing to be Senior Independent Director on 31 December 2005, Baroness Hogg continues as Deputy Chairman until her retirement from the Board at the AGM in May 2006. She will continue to receive a fee at a rate of £55,000 per annum until that date.

Shareholding requirement

In order to reinforce the alignment of their interests with those of shareholders generally, all Directors are subject to a shareholding requirement.

Under a policy adopted by the Remuneration Committee, executive Directors are required to establish and maintain an investment in GKN plc Ordinary Shares equivalent to at least 100% of their basic salary. The receipt of any shares by a Director from an award made under the LTIP and ESOS is conditional upon the shareholding requirement being met on the third anniversary of the grant of the award. For these purposes any deferred rights under the LTIP will be counted as shares.

Each executive Director must acquire the minimum required shareholding by adding to any existing shareholding using performance-related rewards which may be received under the GKN short-term variable remuneration and long-term incentive arrangements. Until the required shareholding level is reached, an executive Director must apply, in the purchase of GKN shares, 30% of that amount of the gross (i.e. before tax) payment under the short-term (annual) variable remuneration scheme which exceeds 50% of the Director's gross basic salary at that time, and must retain such number of shares received under the LTIP and ESOS as represents at least 30% of the gross gain which the Director would have realised on the exercise of such an award had the shares been sold on the day of exercise.

It is the Board's policy that non-executive Directors will normally be expected to acquire a holding of GKN plc Ordinary Shares of a value equivalent to 30% of one year's basic fee within three years of appointment.

Total shareholder return performance

Schedule 7A to the Companies Act 1985 (the Act) requires GKN's TSR performance to be displayed in chart form against the TSR of a readily available broad equity market index. The Committee considers that in order to maintain consistency, it continues to be appropriate to show the FTSE 100 Index to fulfil this requirement.

The chart below (left) therefore illustrates the TSR performance (based on an initial investment of £100) of GKN plc Ordinary Shares over the period from the Industrial Services demerger in 2001 until the end of 2005 compared to the TSR that would have been obtained over the same period from a hypothetical investment in the companies constituting the FTSE 100 Index. The interim points show the cumulative TSR at each calendar half year-end date. (As GKN plc was incorporated during the course of 2001, Schedule 7A to the Act only requires the comparative TSR performance of the Company's shares to be shown since 1 August 2001 when the Company became the listed parent company of the GKN Group just prior to the demerger.)

However, for the purposes of the LTIP and ESOS different comparator companies are used (see pages 96 and 97). In addition, the TSR calculation methodology required by the LTIP and ESOS is different from that required by the regulations for the broad equity market index graph. We therefore show in the table below GKN's TSR and rank against the TSR of the relevant comparator group, together with the percentage of the conditional award converted into a deferred award, for the five most recently completed measurement periods as computed under the terms of the LTIP.

Period	TSR %	Percentile ranking in comparator group (rank no.1 = 100)[a]	Deferred award conversion %
Jan 1999–Dec 2001[b]	0.67	46	0
Jan 2000–Dec 2002[b]	(14.97)	23	0
Jan 2001–Dec 2003	(13.26)	25	0
Jan 2002–Dec 2004	(6.45)	24	0
Jan 2003–Dec 2005	3.59	22	0

(a) For measurement periods ending before or on 31 December 2002, the comparator group was based on the entire FTSE 100 Index. For the subsequent measurement periods it was based on the FTSE 100 Index less the telecommunications, media, technology and financial services sectors and comprised 57, 63 and 64 companies (including GKN) respectively.

(b) Comparative TSR performance for these awards post the Industrial Services demerger in 2001 was based on a bundle of GKN plc and Brambles Industries plc Ordinary Shares.

The chart below illustrates GKN's TSR compared to the average TSR of the relevant comparator group under the LTIP for such periods.

Total shareholder return
GKN and FTSE 100 Index
1 Aug 2001-31 Dec 2005

■ GKN TSR
■ FTSE 100 Index TSR


120
110
100
90
80
70
60
50
£ sterling
01
02
03
04
05

Total shareholder return – %
GKN and average for comparator group for completed three-year measurement periods under the LTIP

GKN TSR
☐ LTIP Comparator Group TSR


0.67
3.58
(14.97)
(7.51)
(13.26)
(3.15)
(6.45)
3.42
3.59
11.39
0
99-01
00-02
01-03
02-04
03-05

Directors' remuneration 2005

With the exception of the dates of the executive Directors' service agreements shown in the table below, note (a) to the table below, note (f) to the tables on page 101 and the section headed 'Share interests' on page 103, the information set out on pages 100 to 103 represents the auditable disclosures required by Part 3 of Schedule 7A to the Act.

The remuneration of the executive Directors in 2005, excluding pension benefits and long-term incentives, was as follows:

	Date of service agreement	Salary[a] £000	Performance-related £000	Car allowance £000	Other benefits £000	Termination costs £000	**Total 2005 £000**	Total 2004 £000
K Smith	24.1.03	646	327	14	10	–	**997[b]**	934
R J Clowes[c]	14.11.01	361	180	11	13	504[c]	**1,069[b]**	401
R W Etches[d]	24.1.03	–	–	–	–	–	**–**	394
I R Griffiths[e]	24.1.03	459	200	10	13	–	**682[b]**	682
C J Keating[f]	19.8.02	–	–	–	–	–	**–**	431
N M Stein	22.8.01	378	191	5	5	–	**579[b]**	539
		1,844	898	40	41	504	**3,327**	3,381

(a) The executive Directors' basic salaries at 31 December 2005 were: Mr K Smith £659,237; Mr R J Clowes £367,636; Mr I R Griffiths £468,000; Mr N M Stein £392,895. The average year-end basic salary of those executives in the most senior executive grade below Board level whose remuneration is monitored by the Remuneration Committee was £200,068 (all non-sterling amounts have been translated into sterling at the year-end exchange rate for this purpose).

(b) Payments of supplementary allowances to certain executive Directors to assist them towards securing retirement benefits are included in the money-purchase contributions and allowances for pension benefit purposes disclosed in the first table on page 102. The allowances, detailed below, have therefore been excluded from the total remuneration shown in the table above although they are part of the Directors' aggregate emoluments for the purpose of disclosure under the Companies Act 1985: Mr K Smith £153,000 (2004 – £133,000); Mr R J Clowes £103,000 (2004 – £99,000); Mr R W Etches £nil (2004 – £26,000); Mr I R Griffiths £142,000 (2004 – £128,000); Mr N M Stein £110,000 (2004 – £103,000).

(c) The service agreement of Mr Clowes terminated by way of redundancy on 31 December 2005. Under Mr Clowes' redundancy arrangements a payment equivalent to £504,311 was payable to him. This consisted of 12 months' basic salary and benefits (including payments relating to pensions, health assurance and car entitlement).

(d) Retired 30 June 2004. Comparative figure for 2004 represents total emoluments payable on retirement (full details of which were contained within the 2004 Report); the performance-related element of this (£11,000) was, however, paid in 2005.

(e) Resigned from the service of the Group with effect from 3 February 2006 to take up an appointment external to the GKN Group. No termination payment was payable to Mr Griffiths consequent upon him leaving service.

(f) Left service 30 June 2004. Comparative figure for 2004 represents total emoluments payable on cessation of employment (full details of which were contained within the 2004 Report); the performance-related element (£10,000) and a proportion of the termination element (£127,000) were, however, paid in 2005. As Mr Keating was paid in US$, for this purpose his in-service emoluments have been translated at US$1.82/£1 and his termination costs at US$1.84/£1 being respectively the average exchange rates for the first and second halves of 2004.

The 2005 performance-related payments were triggered by the achievement of a number of Group and divisional targets relating to profit before tax and cash generation. Profit performance equal to target would have resulted in payments of 40% of salary. The maximum amount that an individual could receive under the profit element was 90% of salary. In addition, cash flow targets were set for the Group as a whole or, where appropriate, the cash flow performance of the Director's portfolio for each half of the year. All cash flow targets were achieved, resulting in payments equal to 10% of salary. In relation to profit performance, achievements resulted in payments of between 16% and 41% of salary.

The remuneration of the non-executive Directors in 2005 was as follows:

	Total 2005 £000[a]	Total 2004 £000
R D Brown[b]	**240**	159
Sir David Lees[c]	**–**	125
Baroness Hogg	**60**	60
Sir Ian Gibson	**40**	40
H C-J Mamsch	**40**	40
Sir Christopher Meyer	**40**	40
Dr K H Murmann[c]	**–**	17
J N Sheldrick[d]	**40**	2
Sir Peter Williams	**47**	44
	507	527

(a) No payments other than fees were received by the non-executive Directors in 2005.

(b) Appointed Chairman 20 May 2004.

(c) Retired 20 May 2004.

(d) Appointed 20 December 2004.

Directors' aggregate emoluments for 2005 amounted to £4.3 million (2004 – £4.4 million).

Options over GKN plc Ordinary Shares granted under the ESOS and the Save As You Earn (SAYE) share option scheme and held by the executive Directors at 31 December 2005 and 1 January 2005 were as follows:

	Scheme	Exercisable[(a)] From	Exercisable[(a)] To	Shares under option 31 December 2005	Exercise price	2005 Granted	2005 Exercised	2005 Lapsed	Shares under option 1 January 2005
K Smith	ESOS	21.9.04	20.9.11	**210,093**	242.75p	–	–	–	210,093
	ESOS	15.3.05	14.3.12	**165,584**	308p	–	–	–	165,584
	ESOS	19.3.06	18.3.13	**793,468**	163.05p	–	–	–	793,468
	ESOS	16.9.07	15.9.14	**347,332**	219p	–	–	–	347,332
	ESOS	5.4.08	4.4.15	**300,062**	253.5p	300,062	–	–	–
	SAYE	–	–	–	–	–	–	–	–
R J Clowes[(b)]	ESOS	21.9.04	27.8.06	**169,928**	242.75p	–	–	–	169,928
	ESOS	15.3.05	27.8.06	**138,798**	308p	–	–	–	138,798
	ESOS	28.2.06	27.8.06	**294,388**	163.05p	–	–	–	294,388
	ESOS	16.9.07	15.3.08	**183,026**	219p	–	–	–	274,403
	ESOS	5.4.08	4.4.15	–	253.5p	167,335	–	167,335	–
	SAYE	1.1.06	30.6.06	**8,283**	217p	–	–	–	8,283
I R Griffiths[(c)]	ESOS	21.9.04	20.9.11	**197,734**	242.75p	–	–	–	197,734
	ESOS	15.3.05	14.3.12	**165,584**	308p	–	–	–	165,584
	ESOS	19.3.06	18.3.13	**354,185**	163.05p	–	–	–	354,185
	ESOS	16.9.07	15.9.14	**349,315**	219p	–	–	–	349,315
	ESOS	5.4.08	4.4.15	**213,017**	253.5p	213,017	–	–	–
	SAYE	1.7.05	31.12.05	–	275.41p	–	–	1,468	1,468
N M Stein	ESOS	21.9.04	20.9.11	**169,928**	242.75p	–	–	–	169,928
	ESOS	15.3.05	14.3.12	**146,103**	308p	–	–	–	146,103
	ESOS	19.3.06	18.3.13	**303,587**	163.05p	–	–	–	303,587
	ESOS	16.9.07	15.9.14	**282,395**	219p	–	–	–	282,395
	ESOS	5.4.08	4.4.15	**172,209**	253.5p	172,209	–	–	–
	SAYE	1.12.06	31.5.07	**4,028**	229p	–	–	–	4,028

(a) Represents the earliest exercise date (assuming satisfaction of relevant performance criteria and personal shareholding requirements) and latest expiry date of options held by the Director during the year.

(b) The service agreement of Mr Clowes terminated by way of redundancy on 31 December 2005. Under the rules of the ESOS, any options which vest under his awards will be exercisable for a period of six months following vesting. The number of shares the subject of his 2004 ESOS award has been reduced, by 91,377 shares, pursuant to the rules to reflect his cessation of employment during the course of the relevant measurement period. Mr Clowes' SAYE option became exercisable immediately upon his termination.

(c) Resigned from the service of the Group with effect from 3 February 2006, as a consequence of which all outstanding ESOS awards lapsed on that date in accordance with the rules.

(d) The SAYE share option scheme is open to all UK subsidiary employees with six months' service or more. Participants save a regular monthly sum of up to £250 for three years (or five years for options granted prior to 2003) and can use these savings and any bonus payable under the scheme to exercise the options. For options granted prior to 2003, the exercise price was set at the maximum discount permitted by the Finance Act 1989 of 20% below the market price before the start of the savings period. For options granted in 2003 this discount was reduced to 10% (no SAYE share options were granted in 2004 or 2005).

(e) The closing mid-market price of GKN plc Ordinary Shares on the London Stock Exchange on 30 December 2005 (being the last day of trading for 2005) was 288p and the price range during the year was 228.75p to 300p.

(f) At 31 December 2005, the total number of GKN plc Ordinary Shares which had been issued on the exercise of options granted by the Company or were the subject of such options remaining outstanding under the ESOS and the SAYE share option scheme was 21.2 million and 8.4 million respectively. This represents approximately 2.9% of the issued share capital of the Company at that date in respect of discretionary (i.e. executive) schemes and 4.0% of the issued share capital of the Company at that date in respect of all (i.e. both executive and all-employee) schemes.

Conditional and deferred rights to GKN plc Ordinary Shares under the LTIP held by the executive Directors at 31 December 2005 and 1 January 2005, together with awards made and lapsed during the year, were as follows:

	Awards held 31 December 2005 Conditional	Awards held 31 December 2005 Deferred	Conditional awards made[(a)]	Conditional awards lapsed	Awards held 1 January 2005 Conditional	Awards held 1 January 2005 Deferred
K Smith	**647,440**	–	215,720	103,400	535,120	–
R J Clowes[(b)]	**198,908**	–	120,300	207,000	327,200	–
I R Griffiths[(c)]	**451,240**	–	153,140	103,400	401,500	–
N M Stein	**371,540**	–	123,800	91,250	338,990	–

(a) The closing mid-market price on the date of award of the shares comprising the conditional awards made during the year was 259p per share. The measurement period relating to these awards ends on 31 December 2007.

(b) The service agreement of Mr Clowes terminated by way of redundancy on 31 December 2005. Under the rules of the LTIP, the shares that are the subject of his conditional awards are eligible for release at the end of the relevant measurement period; the award granted during 2005 lapsed on Mr Clowes' date of leaving in accordance with the rules as he left in the first year of the measurement period. The number of shares the subject of his 2004 award has been reduced, by 41,592 shares, pursuant to the rules to reflect his cessation of employment during the course of the relevant measurement period.

(c) Resigned from the service of the Group with effect from 3 February 2006, as a consequence of which all outstanding LTIP awards lapsed on that date in accordance with the rules.

(d) Since 31 December 2005, the following conditional rights to GKN plc Ordinary Shares in respect of awards granted in relation to the measurement period 2003 to 2005 have lapsed: Mr K Smith 207,750 shares; Mr R J Clowes 115,600 shares; Mr I R Griffiths 103,400 shares; Mr N M Stein 119,200 shares.

(e) During both 2005 and 2004, no conditional rights were converted into deferred awards, no awards vested and no shares were released to Directors.

The first table below shows the amount paid as money-purchase contributions (paid only in respect of those Directors who are not members of GKN's defined benefit pension scheme) and supplementary allowances to executive Directors under the Group's pension arrangements. The second table below shows pension amounts for those Directors whose pension arrangements are either wholly or partly of the defined benefit type.

	Money-purchase contributions and allowances for pension benefit purposes	
	2005 £000	2004 £000
K Smith[(a)]	**259**	249
R J Clowes	**103**	99
R W Etches[(a)(b)]	**–**	55
I R Griffiths	**142**	128
C J Keating[(c)]	**–**	24
N M Stein	**110**	103

(a) The difference between the Director's pension cost shown in this table and the supplementary allowance amount disclosed in note (b) on page 100 represents GKN's contribution to the Director's money-purchase pension arrangement.

(b) Retired 30 June 2004.

(c) Left service 30 June 2004. In accordance with standard practice in the US, GKN contributed an amount equivalent to 11% of Mr Keating's basic salary and annual performance-related short-term variable remuneration to his defined contribution pension arrangement during his employment in the Group.

	Accrued annual pension at 31 December 2005[(a)] £000	Accrued annual pension at 31 December 2004[(a)] £000	Transfer value of accrued annual pension at 31 December 2005 £000	Transfer value of accrued annual pension at 31 December 2004 £000	Change in transfer value in 2005[(b)] £000	Increase in annual pension in 2005[(c)] £000	Transfer value at 31 December 2005 of increase in annual pension in 2005 £000
R J Clowes	**50**	45	**1,228**	687	534	4	**101**
I R Griffiths	**54**	49	**942**	749	191	4	**70**
N M Stein	**38**	34	**538**	409	121	4	**52**

(a) The accrued annual pension includes entitlements earned as an employee prior to becoming a Director as well as for qualifying services after becoming a Director.

(b) Change in transfer value over the year less any contributions made by the Director.

(c) Increase over the year in accrued pension in excess of inflation to which the Director would have been entitled on leaving service.

(d) A transfer value represents the present value of accrued benefits. It does not represent an amount of money which the individual is entitled to receive. The change in transfer value over the year reflects the additional pension earned and the effect of changes in stock market conditions during the year. Transfer values have been calculated in accordance with paragraph 1.5 of version 9.1 of Guidance Note 11 prepared by the Institute/Faculty of Actuaries.

› Share interests

The beneficial interests of the Directors, including family interests, in GKN plc Ordinary Shares at 31 December 2005 and 1 January 2005 were as follows:

	31 December 2005	1 January 2005
R D Brown	**24,264**	24,264
Baroness Hogg	**9,893**	9,893
K Smith	**203,273**	203,273
R J Clowes	**37,892**	224,284
Sir Ian Gibson	**10,000**	10,000
I R Griffiths	**–**	118,034
H C-J Mamsch	**2,500**	2,500
Sir Christopher Meyer	**2,500**	2,500
J N Sheldrick[a]	**2,500**	–
N M Stein	**121,244**	121,244
Sir Peter Williams	**10,000**	10,000

(a) Appointed 20 December 2004.

The executive Directors, as potential beneficiaries, are deemed to have an interest in the GKN plc Ordinary Shares held from time to time by the discretionary trust established to facilitate the operation of the GKN long-term incentive arrangements. At 31 December 2005 and 27 February 2006 this trust held 108,796 GKN plc Ordinary Shares (2004 – 706,924 shares).

There were no changes in the Directors' interests in shares or options between 31 December 2005 and 27 February 2006 other than in respect of the lapses of conditional rights to GKN plc Ordinary Shares under the LTIP, and in respect of Mr Griffiths the lapse of options over GKN plc Ordinary Shares under the ESOS, disclosed on page 101.

The Company's Register of Directors' Interests, which contains full details of the Directors' shareholdings, long-term incentive plan awards and options to subscribe for shares in GKN plc, is available for inspection by shareholders upon request.

On behalf of the Board

Sir Peter Williams
Chairman of the Remuneration Committee

27 February 2006

Principal subsidiaries and joint ventures

At 31 December 2005

› Automotive

Driveline

GKN Driveline Headquarters Ltd

Driveshafts

Europe

GKN Driveline Birmingham Ltd
GKN Driveline Walsall Ltd
GKN Driveline SA France
GKN Driveline Florange SARL France
GKN Driveline Deutschland GmbH Germany
GKN Gelenkwellenwerk Kaiserslautern GmbH Germany
GKN Driveline Trier GmbH Germany
GKN Automotive Umformtechnik GmbH Germany
GKN Driveline Bruneck AG Italy
GKN Driveline Firenze SpA Italy
GKN Driveline Polska Sp. z o.o. Poland
GKN Driveline Slovenija d.o.o. Slovenia
GKN Driveline España SA Spain
GKN Driveline Zumaia SA Spain
GKN Driveline Vigo SA Spain
GKN Driveline Legazpi SA Spain
GKN Driveline Lazpiur SL (51%) Spain

Americas

GKN Driveline North America Inc USA
GKN do Brasil Ltda Brazil
GKN Driveline Celaya SA de CV Mexico
GKN Driveline Uruguay SA Uruguay
Transejes Transmisiones Homocinéticas de Colombia SA (49%) Colombia

Asia Pacific

GKN Driveline Singapore Pte Ltd Singapore
Unidrive Pty Ltd (60%) Australia
Shanghai GKN Drive Shaft Company Ltd (50%) China
Jilin GKN Norinco Drive Shaft Company Ltd (50%) China
GKN Driveline (India) Ltd (97%) India
GKN Driveline Utsunomiya Ltd Japan
GKN JTEKT Ltd (49%) Japan
GKN Driveline Malaysia Sdn Bhd (68.4%) Malaysia
Unival Transmissions (Pty) Ltd (50%) South Africa
GKN Driveline Korea Ltd South Korea
Taiway Ltd (36.25%) Taiwan
GKN Driveline (Thailand) Ltd Thailand
GKN TOYODA (Thailand) Ltd (49%) Thailand
GKN Driveline TOYODA Manufacturing Ltd (51%) Thailand

Torque Technology

GKN Driveline Bruneck AG Italy
GKN Driveline Torque Technology KK Japan
Viscodrive Japan KK (92.3%) Japan

Industrial and Distribution Services

Companies in Europe

Other companies

GKN Driveline International GmbH Germany
GKN Japan Ltd Japan
GKN Freight Services Ltd
Research and Product Development centres in Germany, USA and Japan
Export and representation companies in Europe and USA

Powder Metallurgy

Hoeganaes

Hoeganaes Corporation USA
Hoeganaes Corporation Europe GmbH Germany
Hoeganaes Corporation Europe SA Romania

Sinter Metals

GKN Sinter Metals Ltd
GKN Sinter Metals Inc USA
GKN Sinter Metals-St Thomas Ltd Canada
GKN Sinter Metals de Argentina SA Argentina
GKN Sinter Metals Ltda Brazil
GKN Sinter Metals Holding GmbH Germany
GKN Sinter Metals Engineering GmbH Germany
GKN Sinter Metals GmbH – Bad Brückenau, Bad Langensalza, Bonn and Oberhausen Germany
GKN Sinter Metals GmbH & Co KG Radevormwald Germany
GKN Sinter Metals Filters GmbH Radevormwald Germany
GKN Sinter Metals SpA Italy
GKN Sinter Metals AB, Kolsva Sweden
GKN Sinter Metals Cape Town (Pty) Ltd South Africa
GKN Sinter Metals Ltd India

Other Automotive
GKN AutoStructures Ltd
Chassis Systems Ltd (50%)
GKN Sheepbridge Stokes Ltd
GKN Zhongyuan Cylinder Liner Company Ltd (59%) China

Catalytic Converters
Emitec Gesellschaft für Emissionstechnologie mbH (50%) Germany
Emitec Produktion Eisenach GmbH (50%) Germany
Emitec Inc (50%) USA

› OffHighway
GKN OffHighway Systems Ltd
GKN Wheels Nagbøl A/S Denmark
GKN Armstrong Wheels Inc USA
GKN FAD SpA Italy
GKN Geplasmetal SA Spain
GKN Walterscheid Belgium Sprl Belgium
GKN Walterscheid Denmark A/S Denmark
GKN Walterscheid GmbH Germany
GKN Walterscheid Getriebe GmbH Germany
GKN Walterscheid Inc USA
GKN Walterscheid Canada Inc Canada
GKN Walterscheid Agritech Components (Shanghai) Co Ltd China
Matsui-Walterscheid Ltd (40%) Japan

› Aerospace
Aerospace Structures
GKN Aerospace GmbH Germany
GKN Aerospace North America Inc USA
GKN Westland Aerospace Inc USA
GKN CEDU Ltd
GKN Aerospace Engineering Services Pty Ltd Australia

Propulsion Systems and Special Products
GKN Aerospace Services Ltd
GKN Aerospace Transparency Systems (Kings Norton) Ltd
GKN Aerospace Transparency Systems (Luton) Ltd
GKN Aerospace Transparency Systems Inc USA
GKN Aerospace Transparency Systems do Brasil Ltda Brazil
GKN Aerospace Transparency Systems (Thailand) Ltd Thailand
ASTECH Engineered Products Inc USA
GKN Aerospace Chem-tronics Inc USA

Other companies
GKN Westland Services Ltd
GKN Aerospace Inc USA

› Corporate
GKN Holdings plc
GKN (United Kingdom) plc
GKN Industries Ltd
GKN America Corp USA
Westland Group plc
Ipsley Insurance Ltd Isle of Man
GKN UK Holdings BV*

The issued share capitals of the 153 companies which at 31 December 2005 comprised the GKN Group are held indirectly by GKN plc through intermediate holding companies which are registered or incorporated in England, Netherlands, USA and Germany. Certain intermediate holding companies do not prepare consolidated accounts.

The percentage of the share capital held by GKN is indicated where companies are not wholly owned.

The country of incorporation or registration and the principal country in which each company operates is England unless otherwise shown.

Of the Group subsidiary sales of £3,648 million, 99.9% related to subsidiaries whose accounts are audited by PricewaterhouseCoopers LLP, auditors of the parent company.

*incorporated in the Netherlands with central place of management and control in the UK

Shareholder information

› Financial calendar

Preliminary announcement of results for 2005	28 February 2006
Ordinary Shares quoted ex-dividend	19 April 2006
2005 final dividend record date	21 April 2006
Final date for receipt of DRIP mandate forms (see below)	3 May 2006
Annual General Meeting	12 May 2006
2005 final dividend on Ordinary Shares payable	17 May 2006
DRIP share certificates and share purchase statements despatched	31 May 2006
CREST participant accounts credited with DRIP shares	1 June 2006
Announcement of half-year results for 2006	August 2006
2006 interim dividend on Ordinary Shares payable	September 2006

› Annual General Meeting

The Annual General Meeting on Friday 12 May 2006 will be held at the Institution of Electrical Engineers, Savoy Place, London WC2R 0BL, commencing at 11.00 a.m. The Notice of Meeting, together with an explanation of the resolutions to be considered at the meeting, is contained in the AGM circular enclosed with this annual report.

› Dividend reinvestment plan

Under the dividend reinvestment plan (DRIP), shareholders can mandate to reinvest cash dividends paid on their Ordinary Shares in further GKN plc Ordinary Shares. Shareholders who would like to receive details of the DRIP should contact the Share Dividend Team at Lloyds TSB Registrars (see inside back cover for contact details) or visit the Shareview website (www.shareview.co.uk). New DRIP mandates and any withdrawals of existing mandates must be received by Lloyds TSB Registrars by 3 May 2006 to be valid for the 2005 final dividend. Other key dates are given in the financial calendar above.

› GKN website and share price information

Information on GKN, including this and prior years' annual reports, interim reports, results announcements and presentations together with the GKN plc share price updated every 20 minutes, is available on GKN's website at www.gkn.com. The latest GKN share price is also available within the UK from the Financial Times' Cityline service by telephoning 0906 843 2696. Calls are charged at 60p per minute.

› Shareholding enquiries and information

Administrative enquiries relating to shareholdings should be addressed to GKN's registrar, Lloyds TSB Registrars (see inside back cover). Correspondence should refer to GKN plc and include the shareholder's full name, address and, if available, 8-digit reference number which can be found on GKN plc share certificates.

By visiting Lloyds TSB Registrars' Shareview website at www.shareview.co.uk, shareholders can view information on their shareholdings and recent dividends, obtain guidance on transferring shares and receiving shareholder documents electronically (see 'Electronic receipt of documents' opposite), update their personal details (including changing address details) and set up a new dividend mandate or change their existing mandate.

› Share dealing service

A telephone dealing service has been arranged with Stocktrade which provides a simple way of buying or selling GKN plc Ordinary Shares. Full details can be obtained by telephoning 0845 601 0995 (+44 131 240 0414 from outside the UK) and quoting reference Low Co139.

Also, Lloyds TSB Registrars offers Shareview Dealing, a service for UK residents to buy or sell GKN plc Ordinary Shares on the internet or by phone. Further details can be obtained from www.shareview.co.uk/dealing or by telephoning 0870 850 0852. Lloyds TSB Registrars is a division of Lloyds TSB Bank plc, authorised and regulated by the Financial Services Authority and a signatory to the Banking Codes.

Please note that the value of shares can fall and you may get back less than you invest. If you are in any doubt about the suitability of an investment, please consult a professional adviser.

› GKN single company ISA

Lloyds TSB Registrars operates a Single Company ISA in which GKN plc Ordinary Shares can be held in a tax efficient manner. Full details and an application form can be obtained by telephoning Lloyds TSB Registrars' ISA Helpline on 0870 24 24 244 or by visiting the Shareview website (see inside back cover). Investors should note that the value of any tax benefit will vary according to individual circumstances and the tax rules relating to ISAs may change in the future. If you are in any doubt you should seek professional advice.

› GKN American Depositary Receipts

GKN has a sponsored Level 1 American Depositary Receipt (ADR) programme for which The Bank of New York acts as Depositary. Each ADR represents one GKN plc Ordinary Share. The ADRs trade in the US over-the-counter (OTC) market under the symbol GKNLY. When dividends are paid to shareholders, the Depositary converts such dividends into US dollars, net of fees and expenses, and distributes the net amount to ADR holders. For enquiries, The Bank of New York can be contacted by telephone on +1-888-BNY-ADRS (toll-free for US residents) or +1-212-815-3700 (for international residents), via their website at www.adrbny.com or by e-mail enquiry to shareowners@bankofny.com.

› Electronic receipt of documents

Shareholders can elect via the GKN or Shareview websites (see inside back cover) to receive certain shareholder documents (including annual and interim reports and notices of shareholder meetings) electronically rather than by post. If shareholders elect for the electronic option, they will receive a notification by e-mail each time a document is published advising them that it is available for viewing on GKN's website. The e-mail will contain a link to the relevant page on the website, providing shareholders with easy access to the document which can then be read or printed. By electing for this electronic option, shareholders will receive documents more speedily, avoid the possibility of delays in the postal system, save postage costs and help conserve natural resources. When registering for this service, shareholders will need to provide their 8-digit reference number which can be found on GKN plc share certificates.

› Unsolicited mail

GKN is obliged by law to make its share register publicly available and as a consequence some shareholders may have received unsolicited mail. If you wish to limit the amount of such mail you should contact the Mailing Preference Service whose address is FREEPOST 29 LON20771, London W1E 0ZT. Alternatively they may be contacted by telephone on 0845 703 4599, via their website at www.mpsonline.org.uk or by e-mail addressed to mps@dma.org.uk.

› Taxation

Market values of GKN plc Ordinary Shares, 'B' Shares (issued and redeemed under the return of capital in 2000) and Brambles Industries plc Ordinary Shares (issued in connection with the demerger of GKN's Industrial Services businesses in 2001) for Capital Gains Tax (CGT) purposes are as follows:

First day of trading market values[a]

	GKN Ordinary Shares	'B' Shares	Brambles Ordinary Shares
30 May 2000[b]	914.5p (98.736774%)	11.7p (1.263226%)	–
7 August 2001[c]	282.5p (43.943224%)	–	360.375p (56.056776%)

1965/1982 market values

	GKN Ordinary Shares unadjusted for 'B' Shares or demerger[d]	GKN Ordinary Shares adjusted for 'B' Shares but not demerger[e]	GKN Ordinary Shares adjusted for 'B' Shares and demerger[e]	'B' Shares[e]	Brambles Ordinary Shares[e]
6 April 1965	116.175p	114.707p	50.406p	1.468p	64.301p
31 March 1982	104.870p	103.545p	45.501p	1.325p	58.044p

(a) The stated market values are used to allocate the base cost of GKN Ordinary Shares, on the basis of the relative percentages specified, between GKN Ordinary Shares and 'B' Shares and between GKN Ordinary Shares and Brambles Ordinary Shares in calculating any CGT liability under the 'B' Share return of capital and the Industrial Services businesses demerger arrangements. Worked examples and guides to the general tax position of United Kingdom shareholders under these arrangements are given in the circulars dated 20 April 2000 and 22 June 2001 respectively (copies of which are available on request from GKN's Corporate Centre) and are available on GKN's website at www.gkn.com.

(b) Being the first day of trading of the 'B' Shares.

(c) Being the first day of trading of the Brambles Ordinary Shares. From this date, the market price of GKN Ordinary Shares reduced to reflect the value of the businesses demerged into the Brambles group.

(d) Adjusted for subsequent rights and capitalisation issues (prior to the issue of the 'B' Shares on 30 May 2000) and the two for one GKN Ordinary Share split in May 1998.

(e) If the GKN Ordinary Shares in respect of which the 'B' Shares/Brambles Ordinary Shares were issued were held by you on 6 April 1965 or 31 March 1982, you will be deemed to have also held the 'B' Shares/Brambles Ordinary Shares on such date. In such cases, the 1965/1982 market values (adjusted as described in note (d)) are apportioned between GKN Ordinary Shares and 'B' Shares and, if you also received Brambles Ordinary Shares, between GKN Ordinary Shares and Brambles Ordinary Shares using the relative percentages specified above in respect of the first day of trading market values. The apportioned market values are shown in the table.

› Shareholder analysis

Holdings of Ordinary Shares at 31 December 2005:

	Shareholders		Shares	
	Number	%	Number (million)	%
Holdings				
1–500	9,795	30.6	2.3	0.3
501–1,000	6,565	20.5	5.0	0.7
1,001–5,000	12,735	39.9	29.1	4.1
5,001–50,000	2,318	7.3	26.1	3.7
50,001–100,000	133	0.4	9.6	1.3
100,001–500,000	239	0.8	56.5	7.9
500,001–1,000,000	69	0.2	49.1	6.9
above 1,000,000	109	0.3	537.5	75.1
	31,963	100	715.2	100
Shareholder type				
Individuals	27,151	85.0	44.0	6.2
Institutions	4,320	13.5	662.1	92.6
Other corporates	492	1.5	9.1	1.2
	31,963	100	715.2	100

In addition, GKN plc held 25.2 million of its own Ordinary Shares in treasury as at 31 December 2005.

Subject index

Accounting policies **42-44**, 85
Acquisitions 24, **71-72**
Aerospace 8, 11, 12, 13, 22, 23, **28-29**, 105
American depositary receipts 106
Annual general meeting **88**, 106
Assets
– intangible 43, **56-57**
– property, plant and equipment 43-44, **58**
Auditors
– independence 92
– reappointment 89
– remuneration **48**, 89
– reports 37, 83
Automotive 4, 11, 12, 13, 22-23, **25-27**, 104-105
Balance sheets 40, 84
Board and committees 11, 20-21, **90-93**
– Audit Committee **91-92**, 93
– Executive Committee 13, 20, **91**, 93
– Nominations Committee 93
– Remuneration Committee 93, **95**
Borrowings 24-25, 62, **63-65**
Business review 22-30
Capital expenditure 24, 77
Cash flow 24, **41**, 72
Chairman's statement 11-12
Chief Executive's statement 12-13
Combined Code compliance 94
Community involvement **33**, 88
Company profile 1
Corporate governance 90-94
Corporate social responsibility 12, **31-36**
Directors
– attendance record 93
– biographies 21
– changes to the Board **11**, 88
– interests 101-103
– remuneration 100
– report 88-89
– responsibility for the accounts 37, 83, **89**
– service agreements 98
Disposals 23, 24, 49
Dividend 2, 11, 24, 25, 53, 88, **106**
– reinvestment plan 106
Driveline 12, 13, **25-26**, 104
Earnings per share 2, 24, **51-52**
Emitec **27**, 105
Employees 14-19, 32, 53-54
Environment 35-36
Financial
– calendar 106
– highlights 2-3
– instruments 23, 42-43, 49, **66**
– matters 29-30
– record (IFRS 2004-2005) 86
– record (UK GAAP 2001-2004) 87
Financing costs (net) 2, 23, **50**
Foreign currencies 30, 42
Going concern 30
Health and safety 33-35
Income statement **38**, 42
Internal control 93-94
International Financial Reporting Standards 22
– transition to 78-82
Investments 59
ISA 106
Joint ventures 2, 23, 44, **59**, 104-105
Long-term incentives 54-55, 96-97
Markets 12, 25, 26, 27, 28
OffHighway 6, 11, 12, 13, 22, 23, **27-28**, 105
Operating profit 2, 3, 23, **47-49**
Other Automotive 12, **27**, 105
Outlook 13
Pensions/post-employment obligations 11, 30, 44, **73-76**
Powder Metallurgy 12, 13, **26-27**, 104
Recognised income and expense statement 39
Registrar 106, inside back cover
Related party transactions 77
Remuneration report 95-103
Restructuring and impairment 23, 26, 27, 44, **48-49**, 56-57
Risk management 29, 31, 65-66, 93-94
Sales 2, 3, 22, 26, 27, 28, 43
Segmental analysis 45-47
Share-based payments 44, **54-55**
Shareholder analysis 107
Shareholders' equity 25, **70**
Shares
– buyback programme 24, 88
– capital 69, 88
– dealing service 106
– price information 106
Subsidiary companies 104-105
Taxation 23-24, 44, **50-51**, 61, 68, 107
Trading profit 2, 3, 22-23, 26, 27, 28, 29, **47-48**
Website 106, inside back cover

Contact details

> Corporate Centre
PO Box 55
Ipsley House
Ipsley Church Lane
Redditch
Worcestershire B98 0TL
Tel +44 (0)1527 517715
Fax +44 (0)1527 517700

> London Office
7 Cleveland Row
London SW1A 1DB
Tel +44 (0)20 7930 2424
Fax +44 (0)20 7930 3255
e-mail: information@gkn.com
Website: www.gkn.com
Registered in England No. 4191106

> Registrar
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Tel 0870 600 3962
(+44 121 415 7039 from outside UK)
Fax 0870 600 3980
(+44 1903 854031 from outside UK)
Websites: www.lloydstsb-registrars.co.uk
www.shareview.co.uk

This annual report is available on the GKN website.

Designed and produced by CGI London +44 (0)20 7467 9300.

Photography: Directors by Carolyn Djanogly and Homer Sykes. Front cover and page 15 by Carolyn Djanogly. Image on page 7 supplied by Getty Images and on page 9 by Aviation Images. Imagery on pages 16 to 19 commissioned by Getty Images.

Printed by Royle Corporate Print on Parilux Matt Cream, a triple coated art paper made from a combination of totally chlorine free (TCF) and elemental chlorine free (ECF) pulp from sustainable sources and Soporset Premium Offset, made from ECF pulp from sustainable sources, produced at a mill certified with the ISO 14001 environmental management standard.

Both mills also carry the ISO 9002 quality management standard and ensure that water used in the paper production process is suitably treated and returned to source in better condition than when removed, in accordance with strict local laws.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser, duly authorised under the Financial Services and Markets Act 2000, immediately.

If you have sold or transferred all your Ordinary Shares in GKN plc, please send this document, together with the enclosed form of proxy, to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale was effected for transmission to the purchaser or transferee.

GKN plc

Annual General Meeting
12 May 2006

To be valid, proxy appointments for the annual general meeting must be received by GKN's registrar, Lloyds TSB Registrars, at The Causeway, Worthing, West Sussex BN99 6BD not later than 11.00 a.m. on Wednesday, 10 May 2006 (see pages 9 and 10 for instructions).

GKN PLC

PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England

29 March 2006

Dear Shareholder,

2006 Annual General Meeting

The notice convening the annual general meeting of GKN plc, to be held at 11.00 a.m. on Friday, 12 May 2006 at the Institution of Electrical Engineers, Savoy Place, London WC2R 0BL, is set out on pages 3 and 4.

Much of the business of the meeting will be familiar to shareholders, but there are a number of items to which I would like to draw your attention. Full details of these, as well as all the other resolutions to be proposed, are set out in the Explanatory Notes provided in the Appendix to this letter.

Re-election of Directors

The Explanatory Notes contain biographical details of the Directors standing for re-election. In relation to the relevant non-executive Directors, we have also given an explanation of why the Board believes that they should be re-elected. This information is provided in accordance with the Combined Code on Corporate Governance.

Power to Allot Shares and Disapply Pre-emption Rights

Two authorities relating to the Board's power to allot shares come up for renewal this year.

Under Article 8(B) of the Company's articles of association, the Board has authority pursuant to Section 80 of the Companies Act 1985 (the 'Act') to allot the authorised but unissued share capital of the Company. The Board also has authority pursuant to Section 89 of the Act, under Article 8(C), to allot shares other than on a pro-rata basis to existing shareholders, for example to deal with fractional entitlements on a rights issue or other similar share offer. This latter authority also permits allotments of shares for cash up to an aggregate nominal value being not more than 5% of the issued share capital as at the end of the prior financial year. These authorities expire in July this year and, in accordance with current best practice, we are seeking to renew them for a period which will expire no later than 15 months after the date of the annual general meeting.

Your Directors have no present intention to exercise these authorities (other than in connection with the exercise of any options or awards granted under the Company's share incentive schemes).

Purchase of Shares

In common with many other companies, GKN seeks annually a limited authority from shareholders to purchase its own shares. Legislation permits shares purchased by the Company to be held in treasury, rather than being cancelled immediately, for future resale, for use in connection with employee share schemes or for cancellation at a later date. In October 2004 we commenced a share buyback programme of up to £100 million using part of the proceeds of the sale of the Group's 50% interest in AgustaWestland. As at 14 March 2006, some 25.2 million shares, valued at £59.3 million at the time of purchase, have been purchased under the programme and are held as treasury shares.

Political Donations

Shareholders approved at the AGM in 2002 an authority to enable the Group to support organisations which may fall within the definition of an 'EU political organisation' in the Act and to incur 'EU political expenditure' within the meaning of the Act. The authority expires this year. GKN's policy is not to make donations to political parties and we have no intention of changing that policy. However, due to continuing uncertainties and ambiguities in the legislation, the Board considers it prudent, to avoid any possibility of contravening the Act, to ask shareholders to renew this authority for a further period which will expire no later than 15 months after the date of the annual general meeting.

Action to be taken by Shareholders

You are requested to complete the enclosed form of proxy and return it in accordance with the instructions set out on the form so as to be received by Lloyds TSB Registrars not later than 11.00 a.m. on Wednesday, 10 May 2006. You may, if you prefer, submit your proxy appointment electronically either via the internet or, if you are a CREST member, through the CREST system – please refer to the notes on pages 9 and 10 for details. The appointment of a proxy will not prevent you from attending and voting in person at the annual general meeting.

Recommendation

Your Directors consider that the passing of the resolutions to be proposed at the annual general meeting is in the best interests of shareholders as a whole and unanimously recommend that shareholders vote in favour of the resolutions as they intend to do in respect of their own beneficial shareholdings.

Yours faithfully,

Roy Brown
Chairman

Notice of Annual General Meeting

Notice is hereby given that the annual general meeting of GKN plc will be held at the Institution of Electrical Engineers, Savoy Place, London WC2R 0BL on Friday, 12 May 2006 at 11.00 a.m. for the purpose of dealing with the following business:

ORDINARY BUSINESS

1 To approve and adopt the report of the Directors and the audited statement of accounts for the year ended 31 December 2005.

2 To declare a final dividend of 8.2p per 50p Ordinary Share in respect of the year ended 31 December 2005 payable to shareholders on the register of members at the close of business on 21 April 2006.

3 To re-elect as a Director Mr R D Brown.

4 To re-elect as a Director Sir Ian Gibson.

5 To re-elect as a Director Mr K Smith.

6 To reappoint as auditors PricewaterhouseCoopers LLP.

7 To authorise the Directors to determine the remuneration of the auditors.

To consider and, if thought fit, pass the following resolutions:

Ordinary Resolution

8 That the authority conferred on the Board by Article 8(B) of the Company's articles of association be renewed for the period expiring at the conclusion of the next annual general meeting of the Company or on 12 August 2007, whichever is the earlier, and for that period the "**section 80 amount**" is £79,692,205 or, if less, the authorised but unissued share capital of the Company at the date of the passing of this resolution.

Special Resolution

9 That the power conferred on the Board by Article 8(C) of the Company's articles of association be renewed for the period expiring at the conclusion of the next annual general meeting of the Company or on 12 August 2007, whichever is the earlier, and for that period the "**section 89 amount**" is £18,511,655.

SPECIAL BUSINESS

Ordinary Resolution

10 That the report on Directors' remuneration set out on pages 95 to 103 of the report and accounts for the year ended 31 December 2005 be and is hereby approved.

Special Resolution

11 That, subject to and in accordance with the provisions of Article 6(B) of the Company's articles of association and the Companies Act 1985 (the "Act"), the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Act) of Ordinary Shares of 50p each in the capital of the Company ("Ordinary Shares") provided that:

(i) the maximum aggregate number of Ordinary Shares hereby authorised to be purchased is 71,524,622;

(ii) the maximum price which may be paid for an Ordinary Share purchased pursuant to this authority is an amount equal to 105% of the average of the middle market quotations of an Ordinary Share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which that share is purchased and the minimum price which may be paid is 50p per Ordinary Share (in each case exclusive of expenses payable by the Company); and

(iii) the authority hereby conferred shall (unless renewed prior to such date) expire at the conclusion of the next annual general meeting of the Company or on 12 August 2007, whichever is the earlier, provided that the Company may make a purchase of any Ordinary Shares after the expiry of this authority if the contract for purchase was entered into before such expiry.

Ordinary Resolution

12 That the Company be and is hereby authorised to:

(i) make donations to EU political organisations, not exceeding £200,000 in aggregate; and

(ii) incur EU political expenditure, not exceeding £200,000 in aggregate,

in the period beginning on the date of the passing of this resolution and expiring at the conclusion of the next annual general meeting of the Company or on 12 August 2007, whichever is the earlier, provided that the combined aggregate amount of donations made and EU political expenditure incurred pursuant to this authority shall not exceed £200,000. Such authority shall extend to enable any such donation to be made or EU political expenditure to be incurred either by the Company or by its wholly owned subsidiary, GKN (United Kingdom) plc. For the purposes of this resolution, "donation", "EU political organisation" and "EU political expenditure" have the meanings ascribed to them in Part XA of the Companies Act 1985.

By order of the Board

G Denham
Secretary
29 March 2006

GKN plc is registered in England No. 4191106
Registered office: PO Box 55, Ipsley House, Ipsley Church Lane, Redditch, Worcestershire B98 0TL, England

APPENDIX

Explanatory Notes

Approval of the Report & Accounts (Resolution 1)

Shareholders will have received with this circular the Report & Accounts for the year ended 31 December 2005. Copies will also be available at the annual general meeting.

Dividend declaration (Resolution 2)

Shareholders are being asked to declare a final dividend of 8.2p per Ordinary Share payable on 17 May 2006 to members on the register at the close of business on 21 April 2006.

The Dividend Reinvestment Plan ('DRIP') will operate in respect of the 2005 final dividend. Details are set out on page 106 of the accompanying Report & Accounts.

Re-election of Directors (Resolutions 3 to 5)

In accordance with the Combined Code on Corporate Governance, biographical details of Directors standing for re-election and, in respect of the non-executive Directors, the reasons why the Board believes that they should be re-elected, are as follows:

Roy Brown (Age 59) *Chairman*

Appointed a non-executive Director in 1996 and became Chairman on 20 May 2004. Non-executive Deputy Chairman of HMV Group plc and non-executive Director of Brambles Industries plc, Brambles Industries Limited (Australia), British United Provident Association Ltd (BUPA) and the Franchise Board of Lloyd's of London. Former executive Director of Unilever plc and Unilever NV. Member of the CBI International Advisory Board. Chartered Engineer, Fellow of the Institution of Mechanical Engineers and Fellow of the Institution of Electrical Engineers. Degree (BSc) in Mechanical Engineering from University College London and MBA from Harvard Business School.

Roy Brown has extensive knowledge of the Company, its markets and its people having been a non-executive Director for over nine years. He brings to the Board substantial international commercial knowledge and experience.

In accordance with the provisions of the Combined Code, having served on the Board for more than nine years he is subject to annual re-election by shareholders. Acknowledging his other current commitments, the Board is satisfied that he continues to have sufficient time to devote to the role of Chairman of GKN.

Sir Ian Gibson (Age 59) *Senior Independent Director*

Joined the Board as a non-executive Director in 2002 and appointed Senior Independent Director on 1 January 2006. Non-executive Director of Northern Rock plc. Former Chairman of BPB plc, former President of Nissan Europe and corporate officer of Nissan Motor Co Ltd (Japan), former Deputy Chairman of ASDA Group plc and former Director of Chelys Ltd. Fellow of the Institute of Physics. Degree (BSc) in Applied Physics from Manchester University.

Sir Ian has extensive experience of the world's automotive industry and in particular with both American and Japanese manufacturers. He was responsible for the development of Nissan's UK based manufacturing operations and was the first

European to lead Nissan's operations in Europe. He provides invaluable experience to the Board as GKN continues to grow its focused engineering businesses.

Kevin Smith (Age 51) *Chief Executive*

Joined GKN in 1999 as Managing Director Aerospace and appointed Chief Executive on 1 January 2003. Prior to his involvement with GKN, he held various positions in BAE Systems over a 20 year period, latterly as Group Managing Director – New Business. Deputy President of The Society of British Aerospace Companies Ltd, Vice President of The Society of Motor Manufacturers and Traders Ltd and Co-Chairman of the Government's Manufacturing Forum. Fellow of the Royal Aeronautical Society and Companion of the Chartered Management Institute. Non-executive Director of Scottish and Southern Energy plc. Degree (BA) in Business Studies from the University of Central Lancashire.

Auditors (Resolutions 6 & 7)

At the annual general meeting in May 2005 shareholders reappointed PricewaterhouseCoopers LLP as auditors of the Company to hold office until the end of the forthcoming annual general meeting. Resolutions are proposed to reappoint PricewaterhouseCoopers LLP as auditors and to authorise the Directors to determine their remuneration for the ensuing year.

Authority to Allot Shares (Resolution 8)

Resolution 8 seeks to renew the authority granted in Article 8(B) of the Company's articles of association to the Directors of the Company to allot shares, pursuant to Section 80 of the Companies Act 1985 (the 'Act'). The Directors have no present intention of using this authority other than for the allotment of shares in respect of options and awards under the Company's share incentive schemes approved previously by shareholders. This authority will expire on the earlier of the conclusion of the next annual general meeting of the Company or 12 August 2007.

The maximum aggregate nominal value of the shares covered by this authority is £79,692,205, which represents the authorised but unissued share capital of the Company as at 14 March 2006, being the latest practicable date prior to printing this circular or, if less, the authorised but unissued share capital of the Company as at the date of the passing of resolution 8. This represents approximately 22.3% of the total ordinary share capital (excluding treasury shares) in issue as at 14 March 2006. At that date, the Company held 25,220,000 shares in treasury which represents 3.5% of the total ordinary share capital (excluding treasury shares) in issue as at 14 March 2006.

Disapplication of Pre-emption Rights (Special Resolution 9)

Authority is sought for the renewal of the powers conferred on the Board by Article 8(C) of the Company's articles of association for the period expiring on the conclusion of the next annual general meeting or on 12 August 2007, whichever is the earlier.

Article 8(C) provides for non pre-emptive allotments of equity securities to deal with fractional entitlements and legal or practical problems in any territory, for example on a rights issue or other similar share issue. The authority being sought in this regard relates to shares with the same maximum aggregate nominal value as resolution 8 together with all shares held in treasury. In addition, the authority being sought also provides for non pre-emptive allotments of equity securities for cash. The maximum aggregate nominal value of the shares represented by this latter authority is £18,511,655, which represents 5% of the total ordinary share capital in issue as at

31 December 2005, and just under 5% of the total ordinary share capital in issue as at 14 March 2006, being the latest practicable date prior to printing this circular.

Approval of the report on Directors' remuneration (Resolution 10)

Under Section 241A of the Act, listed companies are required to put before shareholders in general meeting a resolution to approve the report on Directors' remuneration. The report for 2005 is set out on pages 95 to 103 of the Report & Accounts.

Authority to purchase Shares (Special Resolution 11)

Resolution 11 seeks authority for the Company, in accordance with its articles of association and within institutional shareholder guidelines, to make market purchases of up to approximately 71.5 million of its own Ordinary Shares (being 10% of the issued share capital of the Company as at 31 December 2005 excluding shares held in treasury) within the period ending no later than 15 months after the date of the annual general meeting. The resolution specifies the maximum and minimum prices which may be paid for the shares.

The proposed authority would renew on similar terms the existing authority approved by shareholders at last year's annual general meeting. As at 14 March 2006, being the latest practicable date prior to printing this circular, some 25.2 million shares have been purchased by the Company, at a total cost (net of expenses) of £59.3 million, under the existing authority, which expires at the conclusion of the forthcoming annual general meeting, and previous similar authorities. These shares were purchased as part of the £100 million share buyback programme which commenced in October 2004.

The Act permits shares in its own share capital purchased by a company out of distributable profits to be held as treasury shares or cancelled immediately. All of the shares purchased by the Company under the existing authority and previous similar authorities are currently being held in treasury. It is the Directors' intention that any further shares purchased under this authority would also be held in treasury. In accordance with the Act, these shares may be sold by the Company for cash (such sales would be subject to the rights of pre-emption conferred by the Act except to the extent those pre-emption rights are disapplied by the Company's articles of association or a special resolution), transferred for the purposes of, or pursuant to the terms of, an employee share scheme or cancelled at some point in the future. The maximum amount of shares which may be held in treasury is shares having an aggregate nominal value of 10% of the aggregate issued nominal value of the relevant class of share.

The Directors have no present intention for the Company to exercise the authority to purchase its own shares beyond the current £100 million programme. They would do so only after taking account of the overall financial position of the Company and in circumstances where so doing would be regarded by the Board as being in the best interests of shareholders and result in an increase in earnings per share. In circumstances in which treasury shares are used in connection with employee share schemes, such use would be within the limits on dilution contained in institutional shareholder guidelines.

The total number of Ordinary Shares the subject of options granted under the Executive and SAYE share option schemes and outstanding at 14 March 2006 was approximately 25 million, representing 3.5% of the issued share capital of the Company at that date (excluding shares held in treasury). If the remainder of the authority to purchase the Company's shares granted at last year's annual general meeting and the authority proposed to be granted under resolution 11 were both exercised in full, such options outstanding at 14 March 2006 would, assuming no further Ordinary Shares are issued after that date, represent 4.3% of the issued share capital of the Company at that date (excluding shares held in treasury). This percentage would reduce to 3.9% if no further purchases are made under the authority granted at last year's annual general meeting but the authority proposed to be granted under resolution 11 was exercised in full.

Political Donations (Resolution 12)

The current authority, granted by shareholders at the annual general meeting of the Company in 2002, to enable the Group to support organisations which may fall within the definition of an 'EU political organisation' in the Act and to incur 'EU political expenditure' within the meaning of the Act expires this year. It is not the policy of the Company to make donations to political parties, or to make other political donations within the normal meaning of that expression, and the Directors have no intention of changing that policy. However, as a result of the wide definitions in the Act, normal expenditure (such as expenditure on organisations concerned with matters of public policy, law reform and representation of the business community) and business activities (such as communicating with governments at local, national and European level) might be construed as political expenditure or as a donation to a political organisation and fall within the restrictions of the Act.

Resolution 12 does not purport to authorise any particular donation or expenditure but is expressed in general terms as required by the Act and is intended to authorise normal donations and expenditure. If passed, resolution 12 would allow the Company and its subsidiary, GKN (United Kingdom) plc, to make donations to EU political organisations and to incur EU political expenditure (as defined in the Act) up to an aggregate limit of £200,000 in the period beginning on the date of the passing of resolution 12 and expiring at the conclusion of the next annual general meeting of the Company or on 12 August 2007, whichever is the earlier, whilst avoiding, because of the uncertainty over the definitions used in the Act, inadvertent infringement of the Act. Any EU political donation made or EU political expenditure incurred which is in excess of £200 will be disclosed in the Company's Report & Accounts for the following year, as required by the Act.

NOTES

Entitlement to attend and vote

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, to be entitled to attend and vote at the annual general meeting (and for the purpose of determining the number of votes they may cast), shareholders must be entered on the Company's register of members at 6.00 p.m. on Wednesday, 10 May 2006.

Appointment of proxies

A shareholder entitled to attend and vote at the annual general meeting, including any adjournment(s) thereof, may appoint one or more proxies to attend and, on a poll, to vote in his or her place. A proxy need not be a shareholder. Shareholders who have not elected to receive shareholder documents electronically have been sent a form of proxy containing notes on completion and use. Shareholders who would prefer to register the appointment of their proxy electronically via the internet can do so through Lloyds TSB Registrars' website at www.sharevote.co.uk using their personal Authentication Reference Number (this is the series of 24 numbers printed under the shareholder's name on the form). Alternatively, shareholders who have already registered with Lloyds TSB Registrars' online portfolio service Shareview can appoint their proxy electronically by logging on to their portfolio at www.shareview.co.uk and clicking on 'Company Meetings'. Full details and instructions on these electronic proxy facilities are given on the websites.

To be effective, the form of proxy (or electronic appointment of a proxy) must be received by Lloyds TSB Registrars not less than 48 hours before the time of the meeting, ie not later than 11.00 a.m. on Wednesday, 10 May 2006. The appointment of a proxy will not prevent a shareholder from attending and voting in person at the annual general meeting.

Appointment of proxies through CREST

CREST members who wish to appoint a proxy or proxies for the annual general meeting, including any adjournment(s) thereof, through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s) who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given for a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by Lloyds TSB Registrars (ID 7RA01) by the latest time for receipt of proxy appointments specified above. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Lloyds TSB Registrars are able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his or her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat a CREST Proxy Instruction as invalid in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

American Depositary Receipts

Holders of ADRs should complete ADR proxy cards in relation to the voting rights attached to the Ordinary Shares represented by their ADRs. Such cards should be returned to the US Depositary as indicated thereon as soon as possible and in any event by 5.00 p.m. (Eastern Standard time) on Friday, 5 May 2006.

Should any shareholder with special needs wish to attend the meeting, please contact the Company so that appropriate arrangements can be made.

Persons who are not GKN shareholders will not be admitted to the meeting unless prior arrangements are made with the Company. Investors holding GKN shares through nominees (including PEPs and ISAs) are welcome to attend – please contact your investment manager or bring proof of your holding with you to the meeting.

Merrill Corporation Ltd, London
06LON1287